Exhibit 99.1

ABOUT US

China Southern Airlines Company Limited is an airline with the largest number of transport aircrafts, the most developed route network and the largest annual passenger turnover in China. By the end of the reporting period, China Southern Airlines has operated a total of 840 passenger and cargo transport aircrafts and served nearly 140 million passengers. It is ranked first in Asia and third in the world in terms of fleet scale and passenger turnover.

China Southern Airlines has maintained the best safety record among China’s airlines. During the reporting period, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC, and has been an airline with the highest safety star in China.

CONTENTS

ABOUT US

3	Definitions

5	Important Information

6	Company Profile

7	Corporate Information

9	Company Business Summary

OPERATING RESULTS

19	Principal Accounting Information and Financial Indicators

20	Summary of Operating Data

24	Summary of Fleet Data

26	Highlights of the Year

29	Management Discussion and Analysis

71	SIGNIFICANT EVENTS

CORPORATE GOVERNANCE

80	Report of Directors

101	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

109	Directors, Supervisors, Senior Management and Employees

126	Corporate Governance Report

137	CORPORATE BOND

140	RISK MANAGEMENT AND INTERNAL CONTROL

143	SOCIAL RESPONSIBILITY

FINANCIAL REPORT

Financial Statements Prepared under International Financial Reporting Standards

145	Independent Auditor’s Report

152	Consolidated Income Statement

153	Consolidated Statement of Comprehensive Income

154	Consolidated Statement of Financial Position

156	Consolidated Statement of Changes in Equity

157	Consolidated Cash Flow Statement

158	Notes to the Financial Statements

258	SUPPLEMENTARY FINANCIAL INFORMATION

261	FIVE YEAR SUMMARY

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Limited Company

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Xiongan Airlines	China Southern Airlines Xiongan Airlines Company Limited

MTU	MTU Maintenance Zhuhai Co., Ltd.

SAGA	Southern Airlines General Aviation Co., Ltd.

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Freight and Logistic Company	Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.

GSC	China Southern Airlines Group Ground Services Co., Ltd.

CSAGPMC	China Southern Airlines Group Property Management Company Limited

Nan Lung	Nan Lung Holding Limited

SACC	Shenzhen Air Catering Co., Ltd.

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	General Administration of Civil Aviation of China

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules of the Stock Exchange	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Passenger Load Factor	RPK expressed as a percentage of ASK

Revenue flight hours	Flighting hours of commercial flying

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo operations divided by RFTK

IMPORTANT INFORMATION

I.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this annual report, and which does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.

This annual report was considered and approved at the sixth meeting of the eighth session of the Board of the Company on 29 March 2019. 6 Directors were required to attend the meeting and 5 of them attended in person. Director Zhang Zi Fang did not attend the meeting due to business reasons, and authorized Director Wang Chang Shun to attend and vote on his behalf.

III.	KPMG issued the independent auditor’s report with unqualified auditor opinion to the Company.

IV.

The Board recommends the payment of a dividend of RMB0.05 (inclusive of applicable tax) per share to shareholders for the year ended 31 December 2018, totalling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares, accounted for 31% of the realized distributable profit of the Company for the year 2018 under PRC GAAP. A proposal for the dividend payment will be submitted at the 2018 annual general meeting of the Company for consideration. If approved, the dividend is expected to be paid to the shareholders by the Company on or before Saturday, 31 August 2019.

V.

Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.

During the reporting period, the Company did not have any material risks. The Company has detailed potential risks in this report. Please refer to “Risk Factors Analysis” under “Management Discussion and Analysis”.

CORPORATE PROFILE

THE COMPANY IS ONE OF

THE LARGEST AIRLINES IN

THE PRC.

The Company is the largest airlines in China with the largest number of transport aircrafts, the most developed route network and the largest annual passenger throughput. Its headquarters is located in Guangzhou. It has 16 branches in Beijing, Shenzhen, and other cities and 8 holding aviation subsidiaries including Xiamen Airlines. The Company has set up SAGA in Zhuhai, and has set up domestic business departments in 22 cities including Hangzhou, Qingdao, and 69 foreign branch offices in Sydney, New York and other places. By the end of 2018, the Company has operated a total of 840 passenger and cargo transport aircrafts including Boeing 787, 777, 747, 737 series, Airbus 380, 330, 320 series. In 2018, the Company handled nearly 140 million passengers, ranking first among China’s airlines for 40 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger throughput. The Company maintains the best safety record among China’s airlines. In June 2018, the Company won the highest flight safety award of China’s civil aviation industry – “Two-Star Diamond Award for Flight Safety”. The Company was the airlines with the highest safety star ranking in China.

At present, the Company provides more than 3,000 flights to more than 40 countries and regions, and 224 destinations in more than 1,300 routes with more than 300,000 seats. By working closely with partners, its routes extended to cover more destinations around the world. In recent years, the Company has continuously opened new flight routes and add new flights as needed for some flight routes, strengthened transfer function, made full use of the sixth freedom right to build the international aviation hub of “Canton Route”. There are more than 50 flight points in Guangzhou for international and regional destinations. On the map of the world, the links between Guangzhou and such destinations form two fan-shaped centers in Europe and Oceania, with Southeast Asia, South Asia and East Asia as hinterland, and cover the route layout in North America, Middle East and Africa. It has become the first gateway hub from mainland China to Oceania and Southeast Asia. The Company actively responded to the national initiative to provide strong support for the promotion of the construction of “The Belt and Road Initiative”. In the areas, such as South Asia, Southeast Asia, the South Pacific, Western and Central Asia, mainly covered along the routes of “The Belt and Road Initiative”, the Company has established perfect route networks. As to the number of routes, the frequency of flights and the market share, the Company ranked first among domestic airlines. This makes the Company become the main force of interconnection between China and the countries and regions.

CORPORATE

INFORMATION

Chinese Name:

中國南方航空股份有限公司

Chinese Short Name:

南方航空

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Legal Representative:

Wang Chang Shun

Board and Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary Bureau

Telephone:

+86-20-86112480

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:

Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12

Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

APP:

China Southern Airlines

WeChat Official Account:

China Southern Airlines

Sina Weibo:

http://weibo.com/csair

Place of Business:

China Southern Air Building, 68 Qixin Road, Baiyun District,

Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre,

95 Queensway, Hong Kong

Website of the Company:

www.csair.com

Authorized Representative under the Listing Rules of the Stock Exchange:

Tan Wan Geng (retired on 30 November 2018)

Xie Bing

Zhang Zi Fang (appointed on 30 November 2018)

Controlling Shareholder:

China Southern Air Holding Limited Company

Principal Bankers:

China Development Bank

Agricultural Bank of China

Bank of China

Industrial & Commercial Bank of China

China Construction Bank

Designated Newspapers for Information Disclosure

(A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure

(A Shares):

www.sse.com.cn

Designated Website for Information Disclosure

(H Shares):

www.hkexnews.hk

Annual Report Available for Inspection:

Company Secretary Bureau

WeChat QR Code:

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited

Shanghai Branch

Floor 36, China Insurance Building,

166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange

Short Name of H Shares:

China South Air

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

Place of Listing of N Shares:

The New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services

P.O. Box 505000

Louisville, KY40233-5000, USA

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

KPMG Huazhen LLP

Address of Domestic Auditor:

8th Floor, KPMG Tower Oriental Plaza,

1 East Chang An Avenue,

Beijing, China

Signing Accountants of Domestic Auditor:

Wang Jie, Guo Wen Min

Overseas Auditor:

KPMG

Address of Overseas Auditor:

8th Floor, Prince’s Building,

10 Chater Road

Central, Hong Kong

COMPANY BUSINESS SUMMARY

I.     THE PRINCIPAL BUSINESS AND OPERATING MODEL OF THE COMPANY AND THE INDUSTRY SUMMARY DURING THE REPORTING PERIOD

(I)	Principal Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services (operated by branch office only); (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation business and related business, limited to insurance and agency business: personal accident insurance; provision of airlines ground services; civil aircraft training (operated by branch office only according to license); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale (for all projects being subject to approval in accordance with the laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws).

(II)	Profit Model, Operating Characteristics and Development Strategies

The Company has established a strategic framework:

In specific, we strive for a strategic goal of “three first-class”: first-class safety quality, first-class profitability, and first-class brand image, a strategic layout of building Guangzhou-Beijing “dual hubs”, and a strategic direction of “standardization, integration, intelligentization and internationalization”. Our governance system consists of five parts, namely party leadership, governance structure, strategic management, market mechanism, and corporate culture. The capability in operation assurance is a safeguard to enhance “conditions, resources, and environment”.

In order to optimize the management and control mode and improve the efficiency of resource allocation, the Company put forward an integrated operation program focusing on the optimization of the function of the headquarters and branches to achieve high-efficient coordination as a way to clarify rights and liabilities, mobilize the enthusiasm, and focus on quality and efficiency enhancement. We will build an integrated operation system with centralized management and control, efficient decision-making, smooth communication, and coordinated system. We will coordinate actions under unified deployment to enhance synergy, and further consolidate the foundation of safety management to comprehensively improve the development quality and efficiency of the Company.

By the end of the “13th Five-year Plan” period, the Group will develop into a large international airlines with an annual passenger volume of approximately 160 million and cargo and mail volume of more than 2 million tonnes.

(III)	Development of Civil Aviation Industry and Industrial Position of the Company

1.	Information of Development of International and Domestic Civil Aviation Industry

(1)	Development of International Civil Aviation Industry

The growth of passenger transport volume slowed down. According to the preliminary data released by the International Civil Aviation Organization (ICAO), in 2018, global airlines transported 4.3 billion passengers, up by 6.5% over 2017; the passengers traffic volume (RPK) reached 8,200 billion, increased by 6.7% on a year on year basis, lower than the growth rate of 7.9% in 2017. In 2018, the international scheduled passenger transport volume (RPK) increased by 6.4% year-on-year, lower than the growth rate of 8.4% in 2017. Among them, Asia Pacific region recorded the fastest growth rate of 7.3% year-on year, followed by the growth rate of each of European region and North America region of 6.7% and 5.2%, respectively. Middle East region witnessed the lowest growth rate of 4.7%.

The passenger load factor hit a new record high. In 2018, the total capacity (ASK) offered by the global airlines increased by approximately 6.0%, with the passenger load factor up by 0.6 percentage point to 81.9%, hitting an all-time high. Due to the slowdown in passenger growth, the passenger load factors in Latin America and the Caribbean region and Africa region have declined. In addition, the passenger load factor varied from region to region, such as 71.8% in Africa and 84.5% in European region.

Low-cost carriers (LCCs) were active. The growth rate of LCCs has been faster than the world average, and their market share in developed markets and emerging economies has continued to grow. In 2018, the passenger volume of LCCs was expected to reach 1.3 billion, accounting for approximately 31% of the total number of scheduled airlines passengers worldwide. LCCs had their highest market share in Europe, accounting for 36%, followed by Latin America and the Caribbean region, North America and Asia Pacific region, accounting for 35%, 30% and 29%, respectively.

Rising fuel costs affected the profits of airlines. For global airlines, the year of 2018 was full of pressure, with the biggest pressure from fuel prices, followed by economic and geopolitical headwinds. The average fuel prices in 2018 increased by about 31% year-on-year, and the profits of airlines around the world were affected to varying degrees.

(2)	Development of China Civil Aviation Industry

According to the data released by CAAC:

Flight safety. In 2018, China’s aviation transport achieved safe flight of 11.53 million hours, an increase of 8.9% year-on-year, and the incident sign rate per 10,000 hours was down 8.3% year-on-year. The air transport achieved a new safety record in continuous safety flight of 100 months and 68.36 million hours, and secured aviation safety without liability accidents for16 years and 8 months.

Operation service. In 2018, in light of tight airspace resources, complicated operating environment and frequent extreme weather, the flight on-time performance rate in the whole industry reached 80.13%, an increase of 8.46 percentage points year-on-year, being the highest since 2010. Through the sincere service, the total number of passenger complaints decreased by 16.1% year-on-year. The customer satisfaction rate for the airlines and airport service increased by 2.2 and 1.9 percentage points, respectively.

Production and operation. By the end of 2018, there were 60 air transport enterprises in China and 423 general aviation enterprises; the number of routes totaled 4,206, including 3,420 domestic routes and 786 international routes. In 2018, the total civil aviation traffic volume was 120.64 billion ton-kilometers, up by 11.4% year-on-year; passenger traffic volume was 610 million, up by 10.9% year-on-year; and cargo and mail transportation volume was 7.385 million tons, up by 4.6% year-on-year, with the volume of international routes increased by 9.3% year-on-year. The total traffic volume of China’s civil aviation ranked second in the world for 14 consecutive years. The proportion of civil aviation passenger turnover over the comprehensive transportation system reached 31%, representing an increase of 1.9 percentage points year-on-year.

2.	Features of Civil Aviation Industry

(1)	The development level of civil aviation industry is an important embodiment of the comprehensive national strength.

The civil aviation industry is an important foundation industry of the national economy. On one hand, its development level reflects the modernisation level, economy structure, open level and other conditions of a country or a region. On the other hand, it is an important indicator to measure the national or regional economic competitiveness.

(2)	Civil aviation industry is featured with commonality.

Civil aviation industry plays a role that other transport methods cannot replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications. Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many other industries and the basis for the development of postal express industry.

(3)	Civil aviation industry is featured with high degree of technology content.

Civil aviation industry is featured with high degree of technology content, long industry chains, and advanced technology-integration. The development of the civil aviation industry provides a vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industry. It is a strategic industry and forerunner high-tech industry for a country’s economic development and an important symbol of a country’s modernization, industrialization, science and technology, and comprehensive national strength.

(4)	Civil aviation industry is featured with high risks and high investments.

On one hand, high risks are reflected in uncertainties in air transport. The unsafe risk sources are very complex and diverse. There are many uncontrollable factors. Once there is any problem, the consequences are unthinkable. On the other hand, high risks are largely affected by political and economic situations. War, unrest, terrorist incidents, even epidemic disease will exert an unexpected impact on it. In addition, fluctuations in exchange rate, interest rate, and price of aviation fuel will also exert a huge impact on its operation and profitability. High investments are reflected in that airlines need to make huge investments in fixed assets, including investment in capacity input, infrastructure and technology reconstruction, among which, the cost of purchasing aircraft, flight cost, and maintenance cost are huge. Airlines also need to input a huge fund for supporting infrastructure, facility, equipment and technology transformation.

(IV)	Challenges

The major challenges faced by the Group include:

1.	Exchange rate fluctuation

Renminbi is expected to fluctuate significantly in 2019. Downward pressure on the economy, narrowing Sino-US spread, and the Sino-US trade war are main pressures for Renminbi exchange rate depreciation at present. In the second half of 2019, with the expansion of reform and opening-up, tax and fee reduction and other measures will boost the Renminbi exchange rate. However, as uncertainties exist in the development of Sino-US trade war, agencies predict that the Renminbi exchange rate will fluctuate sharply in 2019.

2.	Crude oil prices

Crude oil prices are expected to fluctuate upward in 2019. With OPEC pushing a new round of production cuts in 2019, Sino-US trade negotiations are expected to heat up. It is expected that oil prices will continue to fluctuate under the pressure of all parties. According to the latest forecast of the Energy Information Administration (EIA), in 2019, Brent crude oil forward prices will average around US$61 per barrel, lower than the US$71.4 per barrel in 2018, but still significantly higher than US$43.74 per barrel in 2016 and US$54.15 per barrel in 2017. Fluctuations in crude oil prices have led to changes in the Company’s fuel costs. As fuel costs forms main part of the Company’s operating cost, the fluctuations in fuel costs would affect the Company’s performance directly.

3.	Rapid expansion of high-speed rail network

According to the data released by China Railway Corporation (中國鐵路總公司), by the end of 2018, China’s railway mileage has reached 131,000 kilometers, of which high-speed rail mileage attaining 29,000 kilometers. By 2025, the railway mileage will reach 175,000 kilometers, including 38,000 kilometers of high-speed railways. The Eight Vertical and Eight Horizontal network of high-speed railways will cover China’s economically developed southeast coastal areas, densely populated central areas and major western cities. The operating results of the Company’s routes that overlap with the high-speed railway network (especially routes with mileage of no more than 800 km) will be impacted in the future to a certain extent.

4.	Intensifying competition in the industry

In the domestic market, LCCs will continue to open up domestic bases and increase their efforts to develop short to medium-distance international market, even with the possibility of launching remote international routes in the future. The domestic competition will continue to intensify. In the international market, the growth rate of LCCs is faster than the world average, and their market share in developed markets and emerging economies continues to grow. As China’s outbound travel market continues to be hot, a large number of international direct flights are launched in second- and third-tier cities, impacting on Beijing, Shanghai and Guangzhou hubs to a certain extent. Among the 90 remote international routes newly launched in China in the past five years, 41 are connected to second-tier cities in China.

(V)	Security Ensurence Input

During the reporting period, the Company always insisted on the principle of “safety first”, constantly strengthened safety management system, and continued to modify safety rules and regulations and enhance security ensurence input.

First, we have strictly implemented the safe production responsibility system. Both Party and government officials take responsibility, and they both fulfill official duties and uphold clean governance. Safety events are investigated and those responsible are held accountable in a strict way.

Second, we have increased efforts to improve safety management capabilities. We have enhanced our internal safety management capability. Focusing on event investigation, statutory self-examination, safety performance, information management, safety audit, QAR data application and other management projects, we organized over 24 batches of company-level training and seminars throughout the year, with the number of trainees reaching 1,700, up by 33% year-on-year.

Third, security supervision has been advanced in depth. We have extended the supervision measures to the organizational and business levels by carrying out investigations and inspections, and making comments.

Fourth, we highlighted the positive incentives to strengthen the act of being responsible. We rewarded 103 persons for outstanding performance in handling special situations, and reduced and exempted liabilities for 16 graded incidents that were reported voluntarily. The Company received 6,221 voluntary reports and rewarded 534 persons for the year.

By the end of the reporting period, the Group continued to keep the best safety records among Chinese airlines by successively realizing 19 aviation safety years.

II.     ANALYSIS ON CORE COMPETITIVENESS DURING THE REPORTING PERIOD

The Company’s five core competitivenesses have begun to take shape, including its powerful and improving scale and network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its service brand influence and its advanced information technology in full.

1.

Powerful and improving scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. The Group has the most intensive network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airlines in China with its amount of passenger traffic exceeding 100 million. At present, China Southern Airlines has 16 branches, including Beijing and Shenzhen and 8 majority- held civil aviation subsidiaries, including Xiamen Airlines. Establishment of subsidiaries created advantage to better coordinate resources including local market, airports, large customers, channel and media, and transport passengers for the hub. Meanwhile, the Company has set up 22 domestic offices and established 69 overseas offices in all continents. Therefore, the Company has formed a comprehensive sales network with branches, holding companies, regional marketing center, domestic offices and overseas offices.

2.

Constantly enhanced ability to operate and manage Guangzhou as core hubs. China Southern Airlines’ strategic transformation mainly focused on developing transit and links with international long-distant flights in hubs, thereby establishing a new profit model and development mode, and gradually became a network-based airlines. In 2018, the Company further improved its international layout, opened new routes of Guangzhou-Rome and Guangzhou – Lahore, and increased the frequency of routes between Guangzhou to Toronto, Phuket, Penang, Phu Quac Island, Langkawi, Bali, Adelaide. The Company has 56 international and regional routes. By the end of 2018, China Southern Airlines input more than 200 aircraft in Guangzhou. At present, Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered. The passengers transferred in the Guangzhou hub and revenue maintain growth trend. The hub effect continued to appear.

3.

Constantly improved control and resources interoperability. With its scale of having multiple bases, hubs, models and fleet, the Company initially formed a control pattern of “headquarter for overall management, branches and subsidiaries, regional marketing center, business department and offices for strategy planning, matrix unit for construction”, enabled more concentrated core resource, powerful coordinated command. timely dynamic responses and enhanced efficiency of resources distribution. We should adapt advanced technologies so as to be on par with international standards and optimize management model. We launched integrated operation to complete organization of Chief Flight Team, new operation command center, general affairs and properties management department. We commenced operation of AOC and GOC. The control pattern is taking shape due to deep reformation of marketing domain, establishment of marketing development department, data services division, setting up marketing center in north and east China, implementation of the project manager and client manager system on pilot manner, which increased concentration of the core resources, strengthened the joint direct function.

4.

Striving for the world’s first-class brand service. In order to create the world’s first-class service brand, China Southern Airlines continuously improved its service quality, and its brand influence was gradually enhanced in China and the world by brand benchmarking with the world first-class level on SKYTRAX. The Company continued to improve the quality of in-flight meals and entertainment, and its overall service level maintained a steady rise through the introduction of in-flight WIFI, improvement of membership service, establishment and perfection of closed-loop management mechanism. The Company was the first among Chinese airlines to open a green passage for human organs and introduce “in-flight medical volunteers” service. China Southern Airlines fully performed political and social responsibilities including guarantees for material tasks, supporting the poor to overcome difficulties, energy conservation and emission reduction, which strongly demonstrated the positive images of “Sunshine CSA” and “responsible state-owned enterprise”. The Company was awarded with “The World’s Most Improved Airlines” by “Skytrax” in 2018.

5.

All-round leading position of information system. China Southern Airlines attached importance to corporate information construction and has an information technology team composed of over 1,000 experts, which laid solid foundation for relevant research and development. The Company constructed and reconstructed several IT systems, such as new version of official websites, mobile APP, Wechat platform, B2B, etc. This has formed passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management and public platform and many other systems, providing a strong support for the strategic transformation and business development of the Company. These were the information construction accomplishments the Company achieved and generally accepted in the industry, of which, the Weibo account and Wechat account, “China Southern Airlines” were awarded “2018 Most Influential New Media Accounts among Central Government-led Enterprises”. Since 2016, China Southern Airlines has fully promoted “Internet+” strategy, implemented the construction of e-commerce platform -”China Southern e-travel”, and fully created mobile user end one-stop service platform. In order to realize the concept of “a hassle free journey with one mobile device” as soon as possible, “China Southern e-Travel” has been fully covered, with number of social media followers more than 32 million, accumulative number of 40 million of APP startup in 2018. The key indicators continue to lead in industry.

In addition, the Group also actively stationed in the Beijing DaXing International Airport, established Xiongan Airlines, and will focus on the new airport to build Beijing’s core hub. The Group built an international and domestic route network according to the goal of assuming 40% of the air passenger business of the Beijing DaXing International Airport. According to the development plan, by 2025, 250 aircraft are expected to operate in Beijing’s new airport with the daily departure and landing flights of more than 900.

  FIRST-CLASS

SAFETY QUALITY

  FIRST-CLASS

PROFITABILITY

  FIRST-CLASS

BRAND IMAGE

First-class safety quality means solid safety foundation and controllable safety risk for ensuring continuous safety; First-class profitability refers to the synchronous and stable growth of efficiency in quantity and the effectiveness in quality, and the effective prevention of operating risks; First-class brand image is to enhance international visibility, influence and industry reputation. “Three first-class”

(三個一流) is the goal of high-quality development.

PRINCIPAL ACCOUNTING INFORMATION

AND FINANCIAL INDICATORS

Principal Accounting Information

Unit: RMB million

	2018	2017	Increase/(decrease)%
Operating revenue	143,623	127,806	12.38
Net profit attributable to equity shareholders of the Company	2,895	5,961	(51.43)

	As of 31 December		Increase/(decrease)%
	2018	2017
Total equity attributable to equity shareholders of the Company	65,257	49,936	30.68
Total assets	246,949	218,718	12.91

Principal Financial Information

	2018	2017	Increase/(decrease)%
Principal Financial Indicators
Basic earnings per share (RMB/share)	0.27	0.60	(55.00)
Diluted earnings per share (RMB/share)	0.27	0.60	(55.00)

SUMMARY OF

OPERATING DATA

	For the year ended 31 December
	2018	2017	Increase/(decrease)(%)
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	178,972.96	160,427.72	11.56
Hong Kong, Macau and Taiwan	3,304.83	2,934.65	12.61
International	76,916.01	67,334.50	14.23
Total:	259,193.80	230,696.87	12.35
Revenue tonne kilometers (RTK) (million)
Domestic	17,437.56	15,833.96	10.13
Hong Kong, Macau and Taiwan	315.39	282.52	11.63
International	12,580.72	11,204.15	12.29
Total:	30,333.67	27,320.63	11.03
Revenue tonne kilometers (RTK) – Passenger (million)
Domestic	15,764.81	14,143.67	11.46
Hong Kong, Macau and Taiwan	290.36	257.77	12.64
International	6,745.45	5,910.35	14.13
Total:	22,800.62	20,311.80	12.25
Revenue tonne kilometers (RTK) – Cargo (million)
Domestic	1,672.75	1,690.29	(1.04)
Hong Kong, Macau and Taiwan	25.03	24.75	1.15
International	5,835.27	5,293.80	10.23
Total:	7,533.05	7,008.83	7.4
Passengers carried (thousand)
Domestic	119,494.01	108,616.65	10.01
Hong Kong, Macau and Taiwan	2,527.08	2,329.80	8.47
International	17,863.96	15,352.29	16.36
Total:	139,885.04	126,298.75	10.76

	For the year ended 31 December
	2018	2017	Increase/(decrease)(%)
Cargo and mail carried (thousand tonnes)
Domestic	1,043.91	1,048.18	(0.41)
Hong Kong, Macau and Taiwan	21.85	22.01	(0.71)
International	666.52	601.97	10.72
Total:	1,732.28	1,672.16	3.60
Capacity
Available seat kilometers (ASK) (million)
Domestic	216,160.94	194,354.34	11.22
Hong Kong, Macau and Taiwan	4,383.59	3,843.89	14.04
International	93,876.41	82,447.49	13.86
Total:	314,420.95	280,645.72	12.03
Available tonne kilometers (ATK) (million)
Domestic	24,549.52	22,168.17	10.74
Hong Kong, Macau and Taiwan	503.53	446.80	12.70
International	17,674.93	15,717.21	12.46
Total:	42,727.99	38,332.18	11.47
Available tonne kilometers (ATK) – Passenger (million)
Domestic	19,454.49	17,491.89	11.22
Hong Kong, Macau and Taiwan	394.52	345.95	14.04
International	8,448.88	7,420.27	13.86
Total:	28,297.89	25,258.11	12.03
Available tonne kilometers (ATK) – Cargo (million)
Domestic	5,095.03	4,676.28	8.95
Hong Kong, Macau and Taiwan	109.01	100.85	8.09
International	9,226.06	8,296.93	11.20
Total:	14,430.10	13,074.07	10.37

	For the year ended 31 December
	2018	2017	Increase/(decrease) percentage points
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	82.80	82.54	0.25
Hong Kong, Macau and Taiwan	75.39	76.35	(0.96)
International	81.93	81.67	0.26
Average:	82.44	82.20	0.23
Total load factor (RTK/ATK) (%)
Domestic	71.03	71.43	(0.40)
Hong Kong, Macau and Taiwan	62.63	63.23	(0.60)
International	71.18	71.29	(0.11)
Average:	70.99	71.27	(0.28)

			Increase/ (decrease) (%)
Yield:
Yield per RPK (RMB)
Domestic	0.54	0.53	1.89
Hong Kong, Macau and Taiwan	0.74	0.78	(5.13)
International	0.39	0.37	5.41
Average:	0.49	0.49	/
Yield per RFTK (RMB)
Domestic	1.17	1.17	/
Hong Kong, Macau and Taiwan	4.67	4.23	10.40
International	1.36	1.32	3.03
Average:	1.33	1.30	2.31
Yield per RTK (RMB)
Domestic	5.60	5.52	1.45
Hong Kong, Macau and Taiwan	8.13	8.45	(3.79)
International	3.00	2.87	4.53
Average:	4.55	4.46	2.02

	For the year ended 31 December
	2018	2017	Increase/(decrease)(%)
Cost
Operating expenses per ATK (RMB)	3.28	3.21	2.18
Flight Volume
Kilometers flown (million)	1,762.92	1,623.01	8.62
Hours flown (thousand)
Domestic	2,107.10	1,964.04	7.28
Hong Kong, Macau and Taiwan	41.13	36.60	12.35
International	624.35	565.87	10.33
Total:	2,772.58	2,566.51	8.03
Number of flights (thousand)
Domestic	923.67	878.58	5.13
Hong Kong, Macau and Taiwan	19.44	18.03	7.82
International	126.32	113.85	10.95
Total:	1,069.43	1,010.46	5.84

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

SUMMARY OF

FLEET DATA

As at 31 December 2018, the scale and structure of fleet and the delivery and disposal of aircraft of the Group were as follows:

Unit: number of aircraft

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	0	2	3	0	0	5
A330 Series	10	30	10	5	0	50
A320 Series	126	83	90	28	0	299
B787 Series	5	21	4	10	0	30
B777 Series	0	9	1	0	2	10
B757 Series	0	0	4	0	2	4
B737 Series	165	82	155	61	14	402
EMB190	20	0	6	0	0	26
Freighter
B777 Series	0	5	7	0	0	12
B747 Series	0	0	2	0	0	2
Total	326	232	282	104	18	840

From 2019 to 2021, the delivery and disposal of aircraft of the Group will be as follows:

Unit: number of aircraft

	2018	2019			2020			2021
Models	Number of aircraft at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period
Passenger aircraft
Airbus
A380 Series	5	/	/	5	/	/	5	/	/	5
A330 Series	50	/	3	47	/	7	40	/	/	40
A350 Series	/	6	/	6	6	/	12	4	/	16
A320 Series	299	51	30	320	26	8	338	/	/	338
Boeing
B787 Series	30	7	/	37	5	/	42	/	/	42
B777 Series	10	5	/	15	1	/	16	/	/	16
B757 Series	4	/	4	/	/	/	/	/	/	/
B737 Series	402	45	2	445	51	2	494	25	/	519
Other
EMB190	26	/	6	20	/	11	9	/	3	6
Passenger Aircraft Sub-total	826	114	45	895	89	28	956	29	3	982
Freighter
B777 Series	12	/	/	12	2	/	14	/	/	14
B747 Series	2	/	/	2	/	/	2	/	/	2
Freighter Sub-total	14	/	/	14	2	/	16	/	/	16
Total	840	114	45	909	91	28	972	29	3	998

Note: The Company’s fleet change will be subject to actual operation.

HIGHLIGHTS

of the Year

HIGHLIGHTS

of the Year

JAN

China Southern Airlines (CSA) established a partnership with American Airlines as to code share

As of 18 January, China Southern Airlines has formally established a code-share partnership with American Airlines. Passengers of China Southern Airlines can, through the official network of CSA or the third-party authorized channels, purchase flights from Los Angeles or San Francisco to other central cities of the United States. American Airlines passengers can also fly from Beijing to other central cities in China, including Guangzhou, by China Southern Airlines.

MAY

China Southern Airlines officially transitted to Terminal T2 of Guangzhou Baiyun International Airport

On 19 May, China Southern Airlines Guangzhou Hub transitted as a whole to Guangzhou Baiyun International Airport Terminal T2. Such Terminal T2 is designed to handle 45 million passengers per year. China Southern Airlines will undertake more than 90% of the throughput of Terminal T2. With the help of the new service facilities of Terminal T2, China Southern Airlines will provide smart, international and humanized high-quality services for the vast number of passengers, expand the service coverage both in depth and breadth of Canton Route, and promote the formation of a four-hour air traffic circle between Guangzhou and major cities in China and Southeast Asia, and of a 12-hour air traffic circle with major cities in the world.

FEB

China Southern Airlines launched integrated operation construction

On 26 February, China Southern Airlines convened a meeting to launch integrated operation and construction work, taking an important step forward in the reform of management system and mechanism in key areas. The purpose of this round of reform was to promote the optimization, coordination and efficiency of the functions of headquarters and branches. It aimed to build a large-scale operation system featured with centralized management and control, efficient decision-making, smooth communication and coordination, so as to further consolidate the safety management foundation of the Company, and comprehensively improve the quality and efficiency of the development of China Southern Airlines.

MAR

CSA Yunnan Branch was established

On 6 March, CSA Yunnan Branch was officially established in Kunming. Yunnan Branch is the 23rd aviation transport branch of China Southern Airlines. China Southern Airlines would speed up the development of Yunnan market, and further strengthen the route layout in Southwest China to form new strategic support points, thereby improving and optimizing the routes of China Southern Airlines in the whole country and even in the whole world.

JUL

Sanya-London Direct Flight Route launched

On 12 July, China Southern Airlines officially opened Sanya-London route. This is the first regular route in China’s civil aviation industry to fly directly from Hainan to Europe. With the opening of Sanya-London route as an opportunity, China Southern Airlines will continue to improve the international routes departing from Hainan, and promote passenger flow, logistics, information flow and capital flow between Hainan and international cities and other domestic cities to build an air bridge to better serve Hainan’s economic and social development, and also serve the construction of Hainan Free Trade Zone and Free Trade Port.

AUG

“Internet +” strategy — “China Southern e-travel” was officially released

On 15 August, China Southern Airlines officially released its strategy of “Internet +” in Guangzhou. “China Southern e-travel” is important for China Southern Airlines to fully implement its strategy of conducting digital transformation to build a world-class air transport enterprise. This aims to provide full-process electronic services for passengers and partners through independently developed and operated mobile terminal.

OCT

China Southern Airlines established Freight Logistics Company

On 24 October, China Southern Airlines Freight Logistics (Guangzhou) Co. Ltd. (南方航空貨運物流（廣州）有限公司) was formally established. The newly established company integrates the related freight resources of China Southern Airlines, such as the capacity of cargo aircraft and ventral warehouse, cargo station and apron support, international logistics, and so on. Through market-oriented operation, such new company manages the freight business of China Southern Airlines and becomes the operational entity and profit center. This is an important measure for China Southern Airlines to deepen the reform of state-owned enterprise.

SEP

The largest hangar in Asia was officially capped at Beijing Daxing International Airport

On 3 September, the steel roof truss of No. 1 hangar of Beijing Daxing International Airport Base of China Southern Airlines was successfully lifted in place and the hangar was officially capped. No. 1 hangar covers an area of nearly 40,000 square meters, equivalent to five football fields or 80 basketball courts. It is the largest single project in Beijing Daxing International Airport Base of China Southern Airlines. After being built, it will become the largest maintenance hangar of its kind in Asia and the largest longest-span single maintenance hangar of its kind in the world.

NOV

China Southern Airlines participated in China International Import Expo and signed 40 contracts with 26 foreign suppliers

On 7 November, China Southern Airlines held a signing ceremony at the first China International Import Expo. It signed 40 contracts with 26 worldwide world-renowned large manufacturers in the field of aviation manufacturing, including Pratt & Whitney, General Electric, Rolls Royce, Rockwell Collins, Thales and Honeywell, as to aircraft engines, aviation equipment, special vehicles, cabin equipment and on-board entertainment facilities and many other products to be imported.

Non-public offering project was successfully completed

On 11 September, the Company issued 600,925,925 H shares to Nan Lung with the proceeds of approximately HK$3.626 billion. On 27 September, the Company, by way of non-public issuance, issued 1,578,073,089 A shares to seven investors including CSAH. The proceeds is approximately RMB9.5 billion. After the completion of the Company’s non-public Issuance, the total share capital increased to 12,267,172,286 shares.

DEC

The goal of full-year safety operation was achieved successfully

At 23:29 p.m., 31 December, China Southern Airlines Flight CZ3546 from Hongqiao Shanghai to Guangzhou landed smoothly at Guangzhou Baiyun International Airport. It marks the Company’s successful realization of safety operation all year round in 2018. The Company safely handled nearly 140 million passengers in 2018 and continued to maintain the best safety record of domestic civil aviation.

MAJOR AWARDS RECEIVED BY THE COMPANY

DURING THE REPORTING PERIOD

1.	The Company was awarded as the Fortune’s “Top 50 Best Board of Directors in China”, the only airlines selected

2.	The evaluation results of the the Company’s responsibility system of party building work in 2017 ranked fifth among the central enterprises

3.	The Company ranked sixth in the world in brand value of aviation industry, and first among domestic airlines by Brand Finance 2018

4.	The Company won the highest flight safety award of CAAC – “Two-Star Diamond Award for Flight Safety” and is the airlines with the highest safety star ranking in China

5.	The Company was awarded by Skytrax as “the most outstanding and progressive airlines in the world”

6.	The Company was awarded by Skytrax as “China’s best first-class”

7.	The Company was awarded by Skytrax as “China’s best first-class lounge”

8.	The Company won “China’s tourism award – the best on-board food award for Europe routes” by the International Aviation Research Institute

9.	APS theory on aircraft maintenance put forward by China Southern Airlines was awarded the Red Crown Award Management Innovation Award in the first session of MRO China

10.	The Company was awarded “The Listed Company Most Respected by Investors” by China Listed Companies Association

11.	The Company received a level-A information disclosure rating for the year 2017-2018 from Shanghai Stock Exchange

MANAGEMENT

DISCUSSION AND ANALYSIS

During the reporting period, the Group must remain committed to the underlying principle of making progress while keeping performance stable, strengthen development confidence, maintain strategic strength, perfect, optimize and enhance the strategic framework, focus on quality development under the joint effort of the management and all staff, and move forward with aim to build a international first-class airlines.

Mr. Wang Chang Shun

Chairman

The Company was awarded by SKYTRAX as “The World’s Most Improved Airlines” in 2018

The Board was admitted as one of the “China’s TOP 50 Board of Directors” by Fortune

I.	BUSINESS REVIEW

In 2018, the world economy continued growing at a moderate pace, with signs of a slowdown in development momentum. The growth trend, inflation level and monetary policy of major economies in the world have diverged markedly. Among them, the the major developed economies maintained relatively strong economic growth. The US economy exceeded market expectations; the Eurozone economy kept steady growth; the Japan’s economy was still in the state of expansion; the capital outflow of emerging economies intensified; and the financial market continued fluctuating.

In 2018, China faced a more complicated external environment to develop its economy, with growing uncertainties including intensified changes in international financial market, constant changes in the world’s multilateral trading system, and the trend of the Fed’s interest rate policy. Various external factors and domestic macroeconomic policy adjustments have had a profound impact on China’s economy. From the perspective of macro data, China’s investment has maintained steady growth, while consumption growth has stabilized with a slight decline. The overall foreign trade situation was better than expected. China’s private investment has maintained a relatively high growth rate. China has the world’s most promising consumer market. Its trade structure has been continuously optimized, and its economy still has great potential for development.

The oil price soared and declined significantly, while RMB exchange rate fluctuated sharply. In facing of such external environment, the Group sought progress while working to keep performance stable, and pushed forward our strategy with the joint effort of the management and all staff. During the reporting period, the Group saw a stable safety situation and a continued improvement in operation and service level. Meanwhile, the Group sped up to push forward its reform and innovation and witnessed a stable rise in its comprehensive competitiveness. The Company was named by “SKYTRAX” as “The World’s Most Improved Airlines” in 2018 and awarded by the China Association for Public Companies as the “Listed Companies Most Respected by Investors”, and the Board was admitted as one of the “China’s Top 50 Board of Directors” by Fortune.

During the reporting period, the Group has achieved safe flight of 2.773 million hours

We have maintained aviation safety for 19 years

1.	Safety Operation

During the reporting period, the Group carried out “special improvement of work style and discipline, special investigation of qualification and ability, special improvement of ground agency”. We upheld a safety concept of “working happily for safety and happiness” in our key professional teams, continued to advance the construction of SMS system and deepened the application of technologies such as QAR, striving to enhance safety management and control. During the reporting period, the Group has achieved safe flight of 2.773 million hours with an accumulated safe flight of 23.435 million hours and with 13,700 hours for general aviation flights. We have maintained aviation safety for 19 years and aviation security for 24 years. During the reporting period, the Company was awarded the “Two-star Diamond Award for Safety Flight” by CAAC, being firstly awarded in China, and continued to keep the best safety record among China’s airlines.

During the reporting period, the Group promoted the integrated operation reform and achieved initial results. It built a integrated operation system with centralized management and control, efficient decision-making, smooth communication and system coordination, gradually improving the management efficiency and economic benefits. In the whole year, the flight on-time performance rate increased by 7.7 percentage points year-on-year, leading the industry. The passenger load factor increased by 0.23 percentage point year-on-year, and the fuel consumption per ton kilometer decreased by 3.53% year-on-year.

The flight on-time performance rate increased by 7.7 percentage points year-on-year, leading the industry

The fuel consumption per ton kilometer decreased by 3.53% year-on-year

The international and regional routes of Guangzhou hub has reached up to 56

2.	Network and Hub

During the reporting period, the Group accelerated to push forward the landing of Guangzhou-Beijing “dual hubs” strategy. We were fully committed to building the Beijing hub, and launched Beijing-Istanbul and other new routes, and Xiong’an Airlines was approved for construction. We have built the base project of Beijing Daxing International Airport with high standards, and actively prepared for the operation and studied the transfer plan in advance.

We continued to optimize the Guangzhou hub, completed the transfer operation to T2 terminal of Guangzhou Baiyun Airport, launched Guangzhou to Rome and Lahore routes, and increased the frequency of Guangzhou routes to and from Toronto, Phuket, Penang, Phu Quoc Island, Langkawi, Bali and Adelaide, with international and regional routes up to 56. At present, the Company’s Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered. In 2018, Guangzhou hub’s transfer passengers and revenue maintain growth trend. The hub effect continued to appear.

3.	Marketing

During the reporting period, we boosted marketing reform, piloting the establishment of regional marketing centers in North China and East China and making innovation in mechanism such as adding marketing account manager on trial basis. We upgraded the cabin layout of 31 wide-body aircraft, increasing 1,046 seats, and the annual revenue increased by about RMB270 million. We continued to advance intelligent strategy, launching the first face recognition APP in civil aviation field and establishing an intelligent data sharing platform to achieve precise marketing. The platform of “China Southern e-Travel” has basically digitalized the whole process of travel services. We promoted the in-depth integration of marketing and service to launch a full-scale dynamic exchange program for pearl members and formulate new strategies for major accounts, as a way to develop group customers. Sales revenue from major accounts was RMB11.679 billion, increased by 23% year-on-year. In 2018, the “China Southern e-Travel” was visited 371 million times, a year-on-year increase of 54.58%. The website ranking, the number of monthly active APP users, and the new media index of central enterprises of CSA were in leading position among airlines in China, and its new media overseas communication ranked first among central enterprises.

During the reporting period, the Company registered a direct sales revenue of RMB54.454 billion, with the proportion of e-services increased by 14.07 percentage points year-on-year. CSA pearl members reached 39.78 million, increased by 15.24 year-on-year. Our revenue from frequent passengers amounted to RMB43.696 billion, up by 20.84% year-on-year. We consolidated freight resources and set up freight logistics companies to continuously optimize the freighter route network, improve the high-end product system, deepen our cooperation with major accounts, and increase investment in the construction of intelligent freight platform. The Group recorded a revenue generated from cargo and mail transport of RMB10.026 billion for the whole year, up by 10.39% year-on-year, and a revenue generated from cargo aircraft of RMB5.2 billion, up by 12% year-on-year.

4.	International Cooperation

During the reporting period, given the demand from its own development strategy and the new trend of cooperation model in the global air transport industry, the Company decided not to renew the SkyTeam Alliance Agreement from 1 January 2019. We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as British Airways, Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration.

At present, the Company has shared codes with 31 international and domestic airlines, such as, France Airlines, KLM Royal Dutch Airlines, American Airlines, Qantas Airways, Finnair in 790 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network. In 2018, the Company achieved more than RMB2.828 billion sales revenue from multilateral cooperation including code sharing.

“China Southern e-Travel” was visited 371 million

times yearly, a year-on-year increase of 54.58%

CSA pearl members reached 39.78 million

5.	Product and Service

During the reporting period, the Company actively improved key services such as check-in, baggage, flight delay, transfer, language, catering and entertainment, and strived to improve passenger experiences. We launched smart ground service. Guangzhou hub achieved self-service and paperless convenient travel in the whole process of domestic flight covering check-in, consignment, checking, and boarding, with non-counter check-in rate reaching 65.35%. We take the lead in providing baggage transport status display function, reducing baggage error rate by 48.6% year-on-year. It was the first among domestic airlines to launch full self-service refund and rescheduling function for passengers’ tickets, with 100% seats for booking. We established a marketing and service coordination mechanism for large-scale ticket rescheduling due to flight delay, making it more convenient for passengers. We have further improved the quality of transfer services. The transfer rate of passengers in Guangzhou hub was 98.2%, up by 0.7 percentage point year-on-year. We have enhanced our multilingual service capabilities to serve passengers in nine languages. We have increased the varieties of meals on board and enlarged the range of meal booking for passengers. Following the development trend of the Internet, we continued to promote cabin interconnection and Local Area Network (LAN) service. During the reporting period, the Company was named by “Skytrax” as “The World’s Most Improved Airlines” in 2018.

Upholding the core service concept of “Sincerity First, Customer First”, Xiamen Airlines comprehensively has upgraded its membership system of frequent passengers, and published the first black diamond member card in China civil aviation filed, which provides distinguished Egret members with more relaxed, considerate and honorable service.

It was THE FIRST AMONG DOMESTIC AIRLINES to Launch Full Self-Service Refund

completed a equity financing of RMB 12.7 billion

In 2018, recommend the distribution of cash dividend based on issued shares of the Company, totaling approximately RMB 613 million

6.	Corporate Governance and Social Responsibility

During the reporting period, we have continued to build and improve the corporate governance system with the formulation of rules of procedure for the Standing Committee of the Board of Directors and the establishment of a full-time director and full-time supervisory system for investment companies, a a way to operate the Company in a more standardized and efficient manner.We mobilize the initiative of independent directors to improve the decision-making quality and efficiency of the Board. The Board was admitted as one of the “China’s Top 50 Board of Directors” by Fortune.

We released the Sunshine CSA Convention to cultivate a corporate culture of being politically and socially responsible, including the fulfillment of major tasks, poverty alleviation, energy conservation and emission reduction. The good image of a “Sunshine CSA” and a “responsible central enterprises” was strongly demonstrated. We have upheld such a working mode as “led by aviation, driven by industry, underpinned by education, assisted with care and alleviated with sunshine” in mind. By exerting our own strengths, we made continued efforts to reduce poverty through industrial development, job-creation and education. We have built a green development strategy, actively responded to the change of global climate change, and deeply involved in the international aviation emission control process, and constantly created a new situation of green development.

7.	Reform and Development

During the reporting period, we deepened the integrated operation reform, strengthened the leadership in operational management and organization, and established an operational decision-making system featuring efficient operation, clear responsibility, and scientific decision-making. We further unified flight resource management covering aircraft, human resources, technical management, operational standards, and flight training. We promoted the reform of regional management of marketing system, achieving centralized and unified management of aviation capacity and flights. With concentrated core resource, powerful coordinated command, timely dynamic response, and efficient resource allocation, the Company has gradually developed a new group management and control pattern with the headquarters focusing on the management of the entire group, branch office on daily operation and other units on construction.

We initiated the reform of employment compensation system to further motivate all employees. We consolidated freight resources and established freight logistics companies to explore industrial development paths. We made continued efforts to promote standardized management, and carried out activities centered on “Manual Implementation Year” to encourage all leaders and staff to follow the manual. We accomplished a financing project of 10 billion, completed a equity financing of RMB12.7 billion. We continued to optimize our debt structure. During the reporting period, the Company’s dollar debt ratio decreased from 34.31% to 26.60%, which reduced the Company’s exchange rate fluctuation risk and laid a solid foundation for the Company to develop into a world-class aviation transportation group.

8.	Operating Results

During the reporting period, passengers transported by the Group reached nearly 140 million, representing a year-on-year growth of 10.8%. The passenger load factor reached 82.44%, representing a year-on-year growth of 0.23 percentage point. We achieved an operating revenue of RMB143,623 million. Its operating expense reached RMB140,242 million, with the cost of Available Tonne kilometers (ATK) (excluding jet fuel cost) decreased by 3.80%. We achieved the profit attributable to equity shareholders of the Company of RMB2,895 million. As of the end of the reporting period, the Group’s asset to liability ratio was 68.22%, representing a year-on-year decrease of 3.18 percentage points.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and is pleased to recommend the distribution of a cash dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totaling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. A resolution for the profit distribution will be submitted for consideration at the 2018 annual general meeting of the Company.

DILIGENT PRACTICAL & INCLUSIVE INNOVATIVE

Yield per RTK was RMB4.55, increased by 2.02% in 2018

Passenger load factor increased by 0.23 percentage point to 82.44% in 2018

II.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company recorded in 2018 was RMB2,895 million as compared to the profit attributable to equity shareholders of the Company of RMB5,961 million in 2017. The Group’s operating revenue increased by RMB15,817 million or 12.38% from RMB127,806 million in 2017 to RMB143,623 million in 2018. Passenger load factor increased by 0.23 percentage point from 82.20% in 2017 to 82.44% in 2018. Passenger yield (in passenger revenue per RPK) was RMB0.49 in 2017 and 2018. Average yield (in traffic revenue per RTK) increased by 2.02% from RMB4.46 in 2017 to RMB4.55 in 2018. Operating expenses increased by RMB17,144 million or 13.93% from RMB123,098 million in 2017 to RMB140,242 million in 2018. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB8,819 million was recorded in 2018 as compared to operating profit of RMB9,156 million in 2017, decreased by RMB337 million.

During the reporting period, the Group saw a stable safety situation and a continued improvement in operation and service level. The Group sped up to push forward its reform and innovation and witnessed a stable rise in its comprehensive competitiveness, achieving the operation profit of RMB8,819 million.

III.	OPERATING REVENUE

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenues accounted for 95.36% and 96.13% of the total operating revenue in 2017 and 2018, respectively. Passenger revenue and cargo and mail revenues accounted for 92.74% and 7.26%, respectively of the total traffic revenue in 2018. During the reporting period, the Group’s total traffic revenue was RMB138,064 million, representing an increase of RMB16,191 million or 13.29% from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to 13.52% increase in passenger revenue from RMB112,791 million in 2017 to RMB128,038 million in 2018. The total number of passengers carried increased by 10.76% to 139.89 million passengers in 2018. RPKs increased by 12.35% from 230,697 million in 2017 to 259,194 million in 2018, primarily as a result of the increase in number of passengers carried.

Domestic passenger revenue, which accounted for 74.80% of the total passenger revenue in 2018, increased by 12.16% from RMB85,392 million in 2017 to RMB95,773 million in 2018. Domestic passenger traffic in RPKs increased by 11.22%, while passenger capacity in ASKs increased by 11.56%, resulting in an increase in passenger load factor by 0.25 percentage point from 82.54% in 2017 to 82.80% in 2018. Domestic passenger yield per RPK increased by 1.89% from RMB0.53 in 2017 to RMB0.54 in 2018.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.91% of total passenger revenue, increased by 7.23% from RMB2,281 million in 2017 to RMB2,446 million in 2018. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 12.61%, while passenger capacity in ASKs increased by 14.04%, resulting in a decrease in passenger load factor by 0.96 percentage point from 76.35% in 2017 to 75.39% in 2018. Passenger yield per RPK decreased from RMB0.78 in 2017 to RMB0.74 in 2018.

International passenger revenue, which accounted for 23.29% of total passenger revenue, increased by 18.72% from RMB25,118 million in 2017 to RMB29,819 million in 2018. For international flights, passenger traffic in RPKs increased by 14.23%, while passenger capacity in ASKs increased by 13.86%, resulting in a 0.26 percentage point increase in passenger load factor from 81.67% in 2017 to 81.93% in 2018. Passenger yield per RPK increased from RMB0.37 in 2017 to RMB0.39 in 2018.

	2018		2017
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB Million	%	RMB Million	%	%
Traffic revenue	138,064	96.13	121,873	95.36	13.29
Including: Passenger revenue	128,038		112,791		13.52
– Domestic	95,773		85,392		12.16
– Hong Kong, Macau and Taiwan	2,446		2,281		7.23
– International	29,819		25,118		18.72
Cargo and mail revenue	10,026		9,082		10.39
Other operating revenue	5,559	3.87	5,933	4.64	(6.30)
Mainly including:
Commission income	2,619		2,781		(5.83)
Ground services income	429		429		—
Expired sales in advance of carriage	—		396		(100.00)
General aviation service income	476		467		1.93
Hotel and tour operation income	676		547		23.58

Total operating revenues	143,623	100.00	127,806	100.00	12.38

Less: fuel surcharge income	(7,454)		(5,355)		39.20

Total operating revenue excluding fuel surcharge	136,169		122,451		11.20

Cargo and mail revenue, which accounted for 7.26% of the Group’s total traffic revenue and 6.98% of total operating revenue, increased by 10.39% from RMB9,082 million in 2017 to RMB10,026 million in 2018. The increase was mainly attributable to the increase in cargo and mail carried.

Other operating revenue decreased by 6.30% from RMB5,933 million in 2017 to RMB5,559 million in 2018. The decrease was primarily due to the reclassification of expired sales in advance of carriage and change fees, from other operating revenue to traffic revenue, as a result of the adoption of IFRS 15.

IV	OPERATING EXPENSES

Total operating expenses in 2018 amounted to RMB140,242 million, representing an increase of 13.93% or RMB17,144 million over 2017, primarily due to the increase in flight operation expenses and aircraft and transportation service expenses, as a result of the increase in traffic volume. Total operating expenses as a percentage of total operating revenue increased from 96.32% in 2017 to 97.65% in 2018.

Operating expenses	2018		2017
	RMB Million	Percentage (%)	RMB Million	Percentage (%)
Flight operation expenses	76,216	54.35	62,978	51.16
Mainly including:
Jet fuel costs	42,922		31,895
Aircraft operating lease charges	8,726		8,022
Flight personnel payroll and welfare	11,467		10,574
Maintenance expenses	12,704	9.06	11,877	9.65
Aircraft and transportation service expenses	24,379	17.38	22,935	18.63
Promotion and selling expenses	7,036	5.02	6,881	5.59
General and administrative expenses	3,770	2.69	3,391	2.75
Depreciation and amortisation	14,308	10.20	13,162	10.69
Impairment on property, plant and equipments	—	—	324	0.26
Hotel and tour operation expenses	587	0.42	467	0.38
External air catering service expenses	326	0.23	265	0.21
Financial institution charges	289	0.20	254	0.21
Cargo handling expenses	236	0.17	235	0.19
Others	319	0.28	329	0.27

Total operating expenses	140,242	100.00	123,098	100.00

Flight operation expenses, which accounted for 54.35% of total operating expenses, increased by 21.02% from RMB62,978 million in 2017 to RMB76,216 million in 2018, primarily due to the drastic increase in jet fuel costs. Jet fuel costs, which accounted for 56.32% of flight operation expenses, increased by 34.57% from RMB31,895 million in 2017 to RMB42,922 million in 2018.

Maintenance expenses, which accounted for 9.06% of total operating expenses, increased by 6.96% from RMB11,877 million in 2017 to RMB12,704 million in 2018. The increase was mainly due to the expansion of aircraft fleet of the Company.

Aircraft and transportation service expenses, which accounted for 17.38% of total operating expenses, increased by 6.30% from RMB22,935 million in 2017 to RMB24,379 million in 2018. The increase was primarily due to a 7.78% increase in landing and navigation fee and ground service fees from RMB15,540 million in 2017 to RMB16,749 million in 2018, which resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.02% of total operating expenses, increased by 2.25% from RMB6,881 million in 2017 to RMB7,036 million in 2018, mainly due to the increase in handling charges and ticket office expenses.

General and administrative expenses, which accounted for 2.69% of the total operating expenses, increased by 11.18% from RMB3,391 million in 2017 to RMB3,770 million in 2018, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 10.20% of the total operating expenses, increased by 8.71% from RMB13,162 million in 2017 to RMB14,308 million in 2018, mainly due to the expansion of aircraft fleet of the Company.

V.	OPERATING PROFIT

Operating profit of RMB8,819 million was recorded in 2018 (2017: RMB9,156 million). The decrease in operating profit was mainly due to the increase of operating revenue netted off by the increase of operating expense. The increase in operating revenue by RMB15,817 million or 12.38% compared with that of 2017, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB17,144 million or 13.93% compared with that of 2017, due to the increase in jet fuel costs and traffic volume.

VI.	OTHER NET INCOME

Other net income increased by RMB990 million from RMB4,448 million in 2017 to RMB5,438 million in 2018, mainly due to the increase in government grants. Details of other net income of the Group are set out in note 14 to the financial statements prepared under IFRS.

VII.	TAXATION

Income tax expense of RMB1,000 million was recorded in 2018, decreased by RMB976 million compared to 2017, which is in line with the decrease of profit before tax in the reporting period.

VIII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2018, the Group’s current liabilities exceeded its current assets by RMB59,615 million. For the year ended 31 December 2018, the Group recorded a net cash inflow from operating activities of RMB15,388 million, a net cash outflow from investing activities of RMB20,517 million and a net cash inflow from financing activities of RMB5,220 million, which in total resulted in a net increase in cash and cash equivalents of RMB91 million.

	2018	2017
	RMB million	RMB million
Net cash generated from operating activities	15,388	17,732
Net cash used in investing activities	(20,517)	(8,236)
Net cash generated from/(used in) financing activities	5,220	(6,796)
Exchange gain/(loss) on cash and cash equivalents	11	(26)

Net increase in cash and cash equivalents	102	2,674

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2018, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB243,910 million (31 December 2017: RMB181,922 million), of which approximately RMB193,871 million (31 December 2017: RMB142,239 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analysis of the Group’s borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2018	2017	Change
	RMB million	RMB million	%
Total borrowings and obligations under finance leases	126,638	116,211	8.97

Fixed rate borrowings and obligations under finance leases	33,692	26,805	25.69
Floating rate borrowings and obligations under finance leases	92,946	89,406	3.96

Analysis of borrowings and obligations under finance leases by currency

	2018	2017
	RMB million	RMB million
USD	33,677	39,875
RMB	87,333	70,201
Others	5,628	6,135

Total	126,638	116,211

Maturity analysis of borrowings and obligations under finance leases

	2018	2017
	RMB million	RMB million
Within 1 year	48,296	35,909
After 1 year but within 2 years	17,329	17,271
After 2 years but within 5 years	38,289	36,942
After 5 years	22,724	26,089

Total borrowings and obligations under finance leases	126,638	116,211

Interest expense and exchange gain or loss

Interest expense increased by RMB455 million from RMB2,747 million in 2017 to RMB3,202 million in 2018, mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange loss of RMB1,853 million was recorded in 2018, as compared with a net exchange gain of RMB1,801 million in 2017, primarily attributable to the exchange difference arising from the borrowing balances and obligations under finance leases dominated in USD, which resulted from the appreciation of USD against RMB.

The Group’s capital structure as at 31 December is as follows:

	2018	2017	Change
Total liabilities (RMB million)	168,480	156,175	7.88%

Total assets (RMB million)	246,949	218,718	12.91%

Debt ratio	68.22%	71.40%	Decreased by 3.18 percentage points

The Group monitors capital on the basis of dbt ratio, which is calculated as total liabilities divided by total assets.

IX.	MAJOR CHARGE ON ASSETS

As at 31 December 2018, certain aircraft of the Group with an aggregate carrying value of approximately RMB89,170 million (2017: RMB83,687 million) was mortgaged under certain loans or certain lease agreements.

X.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2018, the Group had capital commitments (excluding investment commitment) of RMB103,485 million (31 December 2017: RMB108,856 million). Of such amounts, RMB82,199 million related to the acquisition of aircraft and related flight equipment and RMB21,286 million for other projects of our Group.

As at 31 December 2018, the Group had investment commitments as follows:

	2018	2017
	RMB million	RMB million
Authorised and contracted for:
Capital contributions for acquisition of interests in an associate	14	—
Share of capital commitments of a joint venture	26	18

Subtotal	40	18

Authorised but not contracted for:
Share of capital commitments of a joint venture	21	22

Total	61	40

Contingent Liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On 7 February 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack of adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2017: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2018, total personal bank loans of RMB318 million (31 December 2017: RMB361 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB1 million (2017: RMB5 million) to the banks due to the default of payments of certain pilot trainees.

(d)

During the year, the Group was aware that the Group, together with certain third party companies, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the date of this announcement, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported to the local Public Security Bureau for investigations. The management consider that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

XI.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and total equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	January – December 2018	January – December 2017	31 December 2018	1 January 2018
Amounts under PRC GAAP	2,983	5,914	65,003	49,594
Adjustments under IFRSs:
Government grants	1	21	(7)	(8)
Capitalisation of exchange difference of specific loans	(124)	47	72	196
Adjustments arising from the Company’s business combination under common control	—	8	237	237
Tax impact of the above adjustments	31	(11)	(16)	(47)
Effect of the above adjustments on non-controlling interests	4	(18)	(32)	(36)

Amounts under IFRSs	2,895	5,961	65,257	49,936

Explanation of differences between PRC GAAP and IFRSs

1.

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the new government grants accounting policy under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference is resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

2.

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

3.

In accordance with the PRC GAAP, the Company account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII.	CAPITAL NEEDS FOR MAINTAINING THE EXISTING BUSINESS OPERATION AND COMPLETING THE INVESTMENT PROJECTS UNDER CONSTRUCTION

Currency: RMB

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB82,199 million	Authorized and contracted

RMB38,141 million within 1 year (inclusive of 1 year);

RMB32,395 million after 1 year but within 2 years (inclusive of 2 years);

RMB8,628 million after 2 years but within 3 years (inclusive of 3 years);

RMB3,035 million after 3 years

debt financing

Investment commitments of RMB14 Million (Note)	Authorized and contracted	/	other

Other commitments of RMB7,224 million	Authorized and contracted	/	other

Operating lease commitments of RMB75,729 million	Non-cancellable operating leases in respect of aircraft, flight equipment and properties

RMB9,217 million within 1 year (inclusive of 1 year);

RMB9,978 million after 1 year but within 2 years (inclusive of 2 years);

RMB8,850 million after 2 years but within 3 years (inclusive of 3 years);

RMB47,684 million after 3 years

other

Note:	excluding the capital commitment of joint venture attributable to the Company amounted to RMB26 million.

Upon prediction on the cash flows for the twelve months ended 31 December 2019, the Group is of the view that the Group will have sufficient funds to meet the needs for working capital and capital expenditures during such period. The Group’s ability to pay off the payable due liabilities mainly depends on the Group’s net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2018, the Group has obtained a maximum credit line of RMB243,910 million for 2018 and subsequent years from several PRC banks, of which, the unused bank credit lines reached RMB193,871 million. The Group believes that it will be able to obtain such financing.

XIII.	ANALYSIS OF OPERATIONAL INFORMATION FROM INDUSTRIAL PERSPECTIVE

1.	Major information of operations

Models	Volume of passenger transported (person)	Passenger load factor (%)	Total load factor (%)	Daily utilization rate (hours)
Passenger aircraft
A380 series	983,211	87.1	66.5	9.6
A330 series	9,607,556	84.2	61.1	11.8
A320 series	50,391,449	82.2	74.4	9.7
B787 series	3,896,180	81.3	59.6	11.8
B777 series	1,807,410	88.2	61.9	13.1
B757 series	492,051	75.5	56.7	6.8
B737 series	69,623,473	81.6	72.9	9.4
EMB190	3,083,712	78.6	67.6	8.1
Freighter
B777 series	/	/	85.2	13.2
B747 series	/	/	70.7	1

Average	/	82.4	71	9.73

2.	Capital arrangement for introducing aircraft and related equipment during the reporting period

(unit: number of aircraft)

	Capital arrangement
Models introduced during the reporting period	Operating lease	Finance lease	Purchased	Number of aircraft introduced during the reporting period
A320NEO	12	0	1	13
A321	0	1	0	1
A321NEO	13	0	1	14
A330-300	0	3	2	5
B737-8	8	11	7	26
B737-800	22	8	5	35
B787-9	3	6	1	10

Total	58	29	17	104

3.	Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2019-2021

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB79,164 million	Authorized and contracted

RMB38,141 million within 1 year (inclusive of 1 year); RMB32,395 million after 1 year but within 2 years (inclusive of 2 years); RMB8,628 million after 2 years but within 3 years (inclusive of 3 years)

debt financing

4.	Expected yield from aircraft purchased during the reporting period

During the reporting period, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for B737MAX Aircraft with the Boeing Company to purchase a total of 20 B737-8 aircraft and 10 B737-10 aircraft from the Boeing Company. The transaction shall take effect upon receiving approvals from relevant government authorities.

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of the Company, the specific route structure in the past three years and the average seat kilometer yield level in combination with the cabin layout of newly introduced aircraft, it is expected that the overall yield per RPK will be approximately RMB0.405 and approximately RMB0.402, respectively, after B737-8 aircraft and B737-10 aircraft purchased during this period have been put into service.

5.	Increase of captain and copilot during the reporting period and annual average flying hours of captain and copilot in service

Items	Increase (person)	Annual average flying hours
Captain	312	842
Copilot	401	796
Other pilots	35	/

6.	New Air Routes and Future Route Plan During the Reporting Period

During the Reporting Period, the Group focused on the domestic market, and increased Beijing-Shenzhen, Beijing-Harbin, Beijing-Urumqi, Guangzhou-Shanghai, Guangzhou-Qingdao-Shenyang, Shanghai-Shenzhen, Shanghai- Wuhan, Shenzhen-Chengdu, Chengdu-Shenyang, Chengdu-Zhengzhou, Chengdu-Changchun, Wuhan-Changchun, Wuhan-Shenyang, Xi’an-Changsha and other main routes. Moreover, the Group launched 311 domestic routes, including Guangzhou-Chengdu-Daocheng, Wuhan-Zhanjiang, Haikou-Jieyang-Hefei, Urumqi-Dunhuang-Xi’an and Zhengzhou-Kumul to enrich the route network. The Group steadily promoted remote international market, and launched 40 international and regional routes, including Guangzhou-Lahore, Guangzhou-Sanya-London, Guangzhou-Cebu, Beijing-Istanbul, Beijing-Teheran, Shenyang-Los Angeles, Shenyang-Irkutsk, Wuhan-London, Shenzhen-Dubai, Shenzhen-Kuala Lumpur, Shenzhen-Singapore, Urumqi-Bangkok, Shenzen-Rangoon, Zhengzhou-Da Nang, Urumqi-Lahore, Shenzhen-Sabah, Wuhan-Ho Chi Minh, Wuhan-Phuket. In 2019, the Group will continue to improve the international network layout and plans to launch Guangzhou-Urumqi-Vienna, Changsha-Singapore, Harbin-Nagoya and other international routes. There is currently no plan to exit the route.

XIV.	ANALYSIS ON INVESTMENTS

1.	Major equity investment

During the reporting period, the Company established a wholly-owned subsidiary, Xiongan Airlines in Xiong’an New Zone. It plans to invest RMB2.5 billion in cash, RMB7.5 billion in kind and RMB10 billion in stages. This investment is conducive to promoting the development of the Company’s main aviation industry and enhancing the Company’s competitiveness in the aviation market.

During the reporting period, the Company completed the non-public issuance of A shares, and CSAH participated in the non-public issuance of A shares subscription with its 50.00% equity interest in MTU and part of cash. The appraisal value of 50% equity interest in MTU assessed and filed by the SASAC is the benchmark, and the asset consideration is determined to be RMB1,741,080,000 after the adjustment of 2016 annual dividend of MTU. As of the end of the reporting period, transfer of all 50.00% equity of MTU and the procedures and the registration of industrial and commercial had been completed, and the Company holds 50.00% equity interest in MTU.

During the reporting period, the Company established a wholly-owned freight logistics company in Guangzhou, invested RMB1 billion by way of cash and assets, and subscribed in installments within the operating period.

2.	Important non-equity investment

On 21 March 2018, Xiamen Airlines, a subsidiary of the Company entered into the B737MAX Aircraft Acquisition Agreement with Boeing Company to purchase 20 B737-8 aircraft and 10 B737-10 aircraft from Boeing Company. The transaction shall take effect after approvals are obtained from the relevant government authorities.

3.	Financial assets carried at fair value

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss during the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co.,Ltd.**	9	0.48	16	(10)	/	Other non-current financial assets	Purchase
601328	Bank of Communications Co.,Ltd.**	16	0.013	55	(1)	/	Other non-current financial assets	Purchase
N/A	China Air Service Ltd.	2	1.00	2	(1)	/	Other non-current financial assets	Capital increase
N/A	Aviation Data Communication Corporation	1	2.50	30	7	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited*	33	2.25	846	17	309	Other investments in equity securities	Establishment
N/A	Haikou Meilan International Airport Co., Ltd.*	100	2.62	234	/	10	Other investments in equity securities	Capital increase

Total		161	/	1,183	12	319	/	/

*

As those equity instruments are investments that the Group plans to hold for a long time for strategic purpose, the Group designates it as financial assets measured at fair value through other comprehensive income. The Group adjust other comprehensive income as at 1 January 2018 at its fair value as a results of the adoption of New Standards of Financial Instruments.

**

As at 1 January 2018, the Group reclassifies these equity instrument investments at fair value through other comprehensive income to financial assets at fair value through profit or loss, and the cumulated profits included in other comprehensive income are reclassified to retained earnings.

XV.	ANALYSIS ON MAJOR SUBSIDIARIES AND CONTROLLING COMPANIES

1.	Major operational data of the controlling civil aviation subsidiaries of the Group:

Name of subsidiaries	Number of aircraft	Contribution to the Group’s RPK (%)	Number of passengers carried (thousand)	Contribution to the Group’s RPK (%)	Cargo and mail carried (tonne)	Contribution to the Group’s RPK (%)	RTK (million)	Contribution to the Group’s RPK (%)	RPK (million)	Contribution to the Group’s RPK (%)
Xiamen Airlines	210	25	35,893.96	25.7	285,171.2	16.5	5,875.17	19.4	58,878.66	22.7
Shantou Airlines	16	1.9	3,218.53	2.3	19,185.9	1.1	390.46	1.3	4,135.04	1.6
Zhuhai Airlines	13	1.5	2,192.53	1.6	13,968.4	0.8	328.32	1.1	3,492.36	1.4
Guizhou Airlines	20	2.4	3,566.96	2.6	26,227.9	1.5	514.58	1.7	5,391.90	2.1
Chongqing Airlines	27	3.2	3,659.48	2.6	20,688.6	1.2	453.90	1.5	4,835.63	1.9
Henan Airlines	31	3.7	6,051.89	4.3	43,648.6	2.5	807.05	2.7	8,440.78	3.3

Note:	1.	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.
	2.	Xiongan Airlines is under construction, no operational data is available.

2.	Information of the Controlling Companies

(1)	Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB8 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines, and Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. hold 34% and 11% of the shares in Xiamen Airlines, respectively.

As at 31 December 2018, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 210 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) completed 5,875 million revenue tonne kilometers, representing an increase of 17.79% as compared to the same period of the previous year. Xiamen Airlines carried 35,894,000 passengers and 285,200 tonnes of cargos, representing an increase of 13.00% and 10.45%, respectively as compared to the same period of the previous year. The average passenger load factor was 81.47%, representing an increase of 1.55 percentage points as compared to the same period of the previous year. The average load factor was 67.84%, representing an increase of 0.43 percentage point as compared to the same period of the previous year.

In 2018, Xiamen Airlines recorded operating revenue of RMB30,225 million, representing an increase of 15.74% as compared to the same period of the previous year; and it had a net profit of RMB915 million, representing a decrease of 38.05% as compared to the same period of the previous year. As at 31 December 2018, Xiamen Airlines’ total assets amounted to RMB47,263 million, and net assets amounted to RMB19,188 million.

(2)	Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shanton Airlines, and Shantou Aviation Investment Co., Ltd. holds 40% of the Shantou in Shantou Airlines.

As at 31 December 2018, Shantou Airlines had a fleet of 16 aircraft. During the reporting period, Shantou Airlines completed 390 million revenue tonne kilometers, representing an increase of 3.97% as compared to the same period of the previous year. Shantou Airlines carried 3,218,500 passengers, representing an increase of 2.57% as compared to the same period of the previous year, and carried 19,200 tonnes of cargos, representing a decrease of 6.36% as compared to the same period of the previous year. The average passenger load factor was 79.47%, representing a decrease of 1.56 percentage points as compared to the same period of the previous year. The average load factor was 72.06%, representing an increase of 0.38 percentage point as compared to the same period of the previous year.

(3)	Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines, and Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

OUR GROUP HAS

8 HOLDING AVIATION SUBSIDIARIES

including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines, Henan Airlines,

Xiongan Airlines and Freight and Logistic Company.

As at 31 December 2018, Zhuhai Airlines had a fleet of 13 aircraft. During the reporting period, Zhuhai Airlines completed 328 million revenue tonne kilometers, representing an increase of 13.55% as compared to the same period of the previous year. Zhuhai Airlines carried 2,192,500 passengers and 14,000 tonnes of cargos, representing an increase of 13.45% and a decrease of 7.15%, respectively as compared to the same period of the previous year. The average passenger load factor was 81.89%, representing a decrease of 0.91 percentage point as compared to the same period of the previous year. The average load factor was 72.78%, representing a decrease of 2.72 percentage points as compared to the same period of the previous year.

(4)	Guizhou Airlines

Guizhou Airlines was established in June 1998 with registered capital of RMB1.22 billion. The legal representative is Yi Hong Lei. The Company holds 60% of the shares in Guizhou Airlines, and Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 31 December 2018, Guizhou Airlines had a fleet of 20 aircraft. During the reporting period, Guizhou Airlines completed 515 million revenue tonne kilometers, representing an increase of 4.31% as compared to the same period of the previous year. Guizhou Airlines carried 3,567,000 passengers, representing an increase of 7.01% as compared to the same period of the previous year, and carried 26,200 tonnes of cargos, representing an increase of 1.22% as compared to the same period of the previous year. The average passenger load factor was 81.17%, representing a decrease of 0.23 percentage point as compared to the same period of the previous year. The average load factor was 73.85%, representing an increase of 0.65 percentage point as compared to the same period of the previous year.

(5)	Chongqing Airlines

Chongqing Airlines Company Limited was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Jin Wei Feng. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 31 December 2018, Chongqing Airlines had a fleet of 27 aircraft. During the reporting period, Chongqing Airlines completed 454 million revenue tonne kilometers, representing an increase of 15.42% as compared to the same period of the previous year. Chongqing Airlines carried 3,659,500 passengers and 20,700 tonnes of cargos, respectively, representing an increase of 16.80% and 4.05%, respectively, as compared to the same period of the previous year. The average passenger load factor was 81.45%, representing a decrease of 1.55 percentage points as compared to the same period of the previous year. The average load factor was 68.75%, representing a decrease of 3.58 percentage points as compared to the same period of the previous year.

(6)	Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines, and Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 31 December 2018, Henan Airlines had a fleet of 31 aircraft. During the reporting period, Henan Airlines completed 807 million revenue tonne kilometers, representing an increase of 14.47% as compared to the same period of the previous year. Henan Airlines carried 6,051,900 passengers and 43,600 tonnes of cargos, respectively, representing an increase of 16.67% and a decrease of 5.1%, respectively, as compared to the same period of the previous year. The average passenger load factor was 82.7%, representing a decrease of 0.45 percentage point as compared to the same period of the previous year. The average load factor was 75.93%, representing an increase of 0.34 percentage point as compared to the same period of the previous year.

3.	Information of other major joint stock companies

Name of investee companies	Nature of business	Registered capital	Proportion of shares held at the investee companies (%)
			Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	0
MTU	Aircraft repair and maintenance services	USD63,100,000	50	0
2. Associates
Finance Company	Provision of financial services	RMB1,072,907,050	25.28	8.70
SACM	Advertising agency services	RMB200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB1,000,000,000	39	0

IN THE FUTURE, CHINA’S

CIVIL AVIATION TRANSPORT MARKET

WILL CONTINUE

TO MAINTAIN A MIDDLE AND

HIGHSPEED GROWTH, & THERE STILL IS

A HUGE DEVELOPMENT SPACE

XVI.	INDUSTRY COMPETITION LANDSCAPE AND DEVELOPMENT TREND

At present, there are three distinct features as to the competition landscape of the global aviation market. First, frequent merger and acquisition transactions are seen among large airlines. This weakens step by step the role of the aviation alliance. Meanwhile, growing deep cooperation with equity as a link is also seen among large airlines in the alliance or across the alliance. Second, with the deepening of the globalization of world economy and trade, the world aviation industry center moves eastward. The center of future world economic and trade development, such as the countries around the Indian Ocean and the BRICS countries, is also the fastest growing area with respect to passenger throughput in the past 10 years. Airports Council International (ACI) predicts that by 2040, the 10 fastest-growing countries in the aviation industry will also be in the East, including ASEAN countries such as China, India, Vietnam and countries around the Indian Ocean such as the Middle East region. Third, digital transformation will continue to accelerate. IATA has made great efforts to promote NDC (New Distribution Capability Project). The marketing revolution initiated by large airlines in Europe and the United States is based on digital transformation, while the pursuit of ancillary revenue has become an important strategic goal of airlines.

In the future, the transport market of China’s civil aviation industry will continue to maintain a middle and high-speed growth, and there still is a huge development space. It is embodied in the following three aspects:

1.	Huge Market Potential

China’s civil aviation market will keep growing. China’s civil aviation industry witnesses an average annual growth rate of passenger throughput of 11.5% in the past 10 years. However, the per capita air travel is only 0.4 times, while the per capita air travel in the United States is basically stable at 2.3-2.4 times, which is equivalent to 5-6 times of that in China. In the future, China’s civil aviation transport market will continue to maintain a middle and high-speed growth, and there still is a huge development space. IATA predicts that China will surpass the United States and become the world’s largest aviation market around 2022; and that, by 2036, China’s total air passenger throughput will reach 1.5 billion.

2.	China’s development strategy and macro-policy are conducive to the development of aviation industry

The development strategies implemented in China has greatly expanded the development space of the aviation industry. The implementation of the three major development strategies, such as “the Belt and Road Initiative”, the coordinated development strategy of Beijing, Tianjin and Hebei, and the development strategy of the Yangtze River Economic Belt, and the policy for construction of Xiong An new area and Guangdong-Hong Kong-Macau Greater Bay Area foreshadow the broad prospects for the development of the aviation industry. The CAAC issued the Outline of Action for Building a Civil Aviation Power in the New Era, which clearly defined the goal of building a civil aviation power in an all-round way by the middle of this century. At the same time, in recent years, CAAC’s policies for “control over total number of flights, and structure adjustment” and fare reform have been continuously implemented and effective, and the occupancy rate of the whole industry has continued to rise. The NDRC and the CAAC have gradually relaxed their control over airlines’ fares and allowed airlines to adjust their fares to a certain extent in accordance with market demand, which is conducive to airlines’ flexible adjustment of their freight rates and improvement of their operating quality.

3.	Industry challenges and opportunities co-exist

Challenges and opportunities always coexist in the aviation industry and have a profound impact on the development of the industry. On the one hand, the competition in the aviation industry is increasing. The number of domestic transport airlines is gradually increasing, and the resources of domestic hub airports’ route timetables are tight. A large number of new direct flight routes to other countries have been opened in China’s second- and third-tier cities, which attract a part of the passengers of the three major portal hubs in Beijing, Shanghai and Guangzhou. On the other hand, the high-speed rail network continues to grow. By the end of 2018, the operating mileage of China’s high-speed rails reached 29,000 kilometers. By 2025, it is estimated that the railway and high-speed rail mileage will respectively reach 38,000 kilometers. The eight vertical and eight horizontal high-speed rail network will affect the domestic short-and medium-distance aviation market.

SATISFACTION

TO PERFECTION

Facing with risks and challenges, the Group must remain committed and move forward with aim to build a international first-class airlines.

XVII.	BUSINESS PLAN IN 2019

Looking forward to 2019, the global situation is more complicated and unstable, with uncertainties on the rise. The recovery process is difficult and tortuous. The International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) generally expect that the global economic growth rate in 2019 will be 0.2 to 0.3 percentage points lower than that in 2018. With the profound changes in the external environment, China faces more challenges and growing downward pressure on economy. China’s economy is expected to perform within an appropriate range and is shifting from a high-speed growth to a high-quality development.

The International Air Transport Association (IATA) predicts that the global airlines will transport 4.59 billion passenger and 65.9 million tons of cargo, up 6% and 3.7% year-on-year respectively in 2019, lower than the growth rate of 6.5% and 4.1% in 2018. Asia Pacific region will be a major force to drive global passenger aviation demand, with China as the biggest market. CAAC predicts that the transport turnover, passenger volume and cargo volume of China’s civil aviation market will increase by 11.8%, 11% and 5.7%, respectively, to 136 billion ton-kilometers, 680 million and 7.93 million tons.

At the same time, however, we also face uncertainties in the Company’s operation due to factors such as the divergence of the world economy, financial market turmoil, frequent trade frictions, fluctuations in commodity prices, and rising non-economic factors. In the face of risks and challenges, the Group must remain committed to the underlying principle of making progress while keeping performance stable, maintain strategic strength, optimize and enhance the strategic framework, focus on quality development, strive for better business performance, and move forward with aim to build a international first-class airlines.

1.	Put safety first and continue to lay a solid foundation for security.

We must set up safety red lines awareness, think about worst-case scenarios and take safety as the Company’s top priority. We must strengthen the accountability of safety management personnel, and make sure the safety responsibility at each level. We shall enhance qualifications of professional teams, and strictly improve the quality of training; continue to advance discipline practice and push for the big data management of core human resources such as pilots to eliminate regulatory dead spots and blind spots; make continued efforts to strengthen risk prevention and control, continuously improve safety through various technical means, and intensify safety risk prevention and judgment in respect of new airports, new aircraft types, new routes, and navigation, and continue to improve emergency response plan. In 2019, the Group will ensure its continuation in aviation safety as in past years.

2.	Deepen the development of integrated operation and continue to enhance operational efficiency.

We must continue to implement large-scale fleet management and unified scheduling of flight resources, and advance centralized operation reform to ensure that the integrated operation delivers practical results. We must implement industry-specific benchmarking for flight punctuality rate, enhance internal and external coordination, and continue to improve flight on-time rate. It is necessary to launch a new generation of flight information system, build a reliable big data platform, and strengthen aircraft maintenance to guarantee reliable aviation capacity for the normal operation of the flight. We will reconstruct the financial accounting system and improve the value management report for sound financial support.

3.	Push forward the landing of the dual-hub strategy and comprehensively strengthen the fleet construction.

We will continue to increase investment in the Guangzhou hub and build a high-quality Beijing hub to accelerate the landing of the dual-hub strategy, giving full play of their synergies. We must build the base project of Beijing Daxing Airport with high standards, strive for resources from all parties to smooth the transitional stage of Beijing Daxing Airport, and ensure a high-quality start. To seize strategic opportunities, We must focus on the planning of Guangdong-Hong Kong-Macao Greater Bay Area, and optimize the route network by launching new routes and flights and adjusting existing ones to develop the “Canton Route” and further enhance the aviation capacity concentration and operation ability of the Guangzhou hub. We must fully strengthen the fleet building, and optimize the Company’s fleet from the aspects of aircraft purchase strategy, introduction method and speed, and aircraft structure to lay a good foundation for the Company’s operation.

4.	Adhere to sincere service, and build a first-class brand image.

We will continue to improve our ground services by benchmarking the world first-class level, and continuously improve passenger satisfaction. We will promote “paperless” travel service in the whole process throughout the Company, and display baggage conveying status at more sites. We will purchase more on-board entertainment programs, enhance the standard of on-board supplies and meals, and continue to improve LAN coverage. We should speed up the process of offering international services, promote the construction of overseas language center, optimize and upgrade overseas official website, and fully implement the standard of fine routes on international beyond routes.

5.	Accelerate the improvement of quality and efficiency, and enhance the profitability of the Company.

We must emphasize input and output, strengthen the centralized control of freight rates, lay a solid foundation for domestic profitability, ensure that superior resources are invested in core hubs, key markets and golden routes, actively explore new business models such as capacity purchases, and continue to increase market share. We should steadily develop the long-distance international market, strive to improve international quality, strengthen the match of routes and models, increase the sales of international products in the international and domestic markets, and reinforce cooperation in important international markets. We will continue to enhance precision marketing, broaden revenue sources, and improve revenue from major accounts, frequent passengers and miscellaneous income. Beside, we will explore the potential of freight logistics, optimize the layout of freighter network, and focus on key marketing projects.

6.	Intensify financial management and continuously improve the assessment system.

We must expand the channels for fund raising, make full use of the internal and external capital market, and strengthen the risk management and control in terms of exchange rates, interest rates, and oil prices. We should establish a comprehensive assessment system, and promote “pro forma profit” assessment to effectively enhance the initiative and enthusiasm of value management. We will strengthen the integration of operation and finance, enhance cost control, implement the linkage mechanism of income and cost, continue to promote comprehensive budget management, standardize unified procurement standards, improve procurement bargaining capacity, and coordinate management and control of stock resources.

7.	Continue to promote standardized, integrated, intelligent and international development, and consolidate the Company’s core competitive advantages.

We must continue to play the role of the manual and improve the standardization level. We should make constant efforts to advance the “China Southern e-Travel” platform, optimize flight dynamics, seat selection and check-in, refund and rescheduling, meal booking and green flight services, and pursue “digital cabin” and “de-check-in”. It is necessary to classify and formulate different international market competition strategies, comprehensively expand pragmatic bilateral cooperation with major international and domestic partners, accelerate the establishment of new international cooperation relations, and exert the supporting role of international cooperation in production and operation. We will expand the cooperation between the Company and Xiamen Airlines and Sichuan Airlines in terms of ground service and aircraft, deepen the cooperation in through transit, ticket changing and code sharing, and enhance the integration effect of the “China Southern Alliance”.

8.	Lay a solid foundation for development and continuously enhance the Company’s development momentum.

We must comprehensively strengthen party building and provide strong political guarantee for the Company’s development; improve management by benchmarking leading enterprises in the industry, and accelerate the establishment of a management and control mechanism that is compatible with the development of enterprises; continue to improve the internal control system and the level of internal control informationization; and enhance talent pool construction, comprehensively carry out the “100-person plan” for professional talents, continue to develop talents with international view, improve our compensation policies and give high priority to efficiency and market orientation. Effective mechanism shall be established to optimize person-post matching, performance matching and improve labor efficiency. We should enhance the supporting role of IT, formulate overall IT development plans, and steadily push forward the construction of big data, cloud platform, and business platform.

XVIII.	RISK FACTORS ANALYSIS

1.	Macro Environment Risks

(1)	Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo and further affects the business and operating results of the Group.

(2)	Risks of Macro Policies

Macro economic policies made by the government, in particular the cyclical adjustment in macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the liberalisation of freedoms of the air, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also required by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2.	Industry risks

(1)	Risks of intensifying competition in the industry

Faced with ever-changing markets, the Company fail to effectively enhance their ability to predict and adopt flexible sales strategies and pricing mechanisms, which may have impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

(2)	Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rails network, if the company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

(3)	Other Force Majeure and Unforeseeable Risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, which brings unfavourable effect to the results and long-term development of the Company.

3.	Risks of the Company management

(1)	Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation.

(2)	Information Safety Risk

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. will be affected. Thus, the Company will be affected and suffer losses.

(3)	Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

4.	Financial risks of the Company

(1)	Risk of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expenses, so as to further affect the Group’s operating results. At 31 December 2018, assuming all other risk variables other than interest rate remained constant, in the case of 100 base points increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) equity and net profit of the Group by the amount of RMB539 million.

(2)	Risk of Fluctuation in Exchange Rate Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly.

As of 31 December 2018, the Group has recorded a total of RMB2,395 million of financial assets in foreign currencies, and a total of RMB40,017 million of financial liabilities in foreign currencies, of which, liabilities in US dollars reached RMB34,299 million. Fluctuations in US dollar against RMB exchange rate will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity and net profit of the Group will increase (or decrease) by RMB195 million in the case of each and every 1% appreciation (or depreciation) of the exchange rate of RMB to US dollar at 31 December 2018.

(3)	Risk of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

As of 31 December 2018, the Company’s fuel oil cost accounted for 30.61% of the operating expenses and it was the Company’s main operating expenses. Assuming that the fuel oil consumption remains unchanged, in the case of 10% increases (or decreases) in fuel price, the Group’s operating cost would increase (or decrease) by RMB4,292 million.

STANDARDIZATION &

INTEGRATION &

INTELLIGENTIZATION &

INTERNATIONALIZATION

To promote standardization, the Company puts emphasis on manual management, and ensure that all actions are institutionalized, incorporated into the manual, and implemented into actions. To promote integration, we need to build the “China Southern Alliance”, strengthen strategic coordination, market synergy, resource consolidation and cultural integration. To promote the intelligentization, we should take “China Southern e-travel” as the starting point, reshape the business process, and reform the system and mechanism. To promote globalization, we need to build a new type of international cooperative relations and open up new prospects for international cooperation. The “Four Criteria” (四化) are the path to high-quality development.

SIGNIFICANT EVENTS

I. IMPLEMENTATION OF PROFIT DISTRIBUTION DURING THE REPORTING PERIOD

1. Formulation, implementation or amendment of the cash dividend policy

At the first extraordinary general meeting of 2013 held on 24 January 2013, the Company considered and approved the amendments to the Articles of Association of China Southern Airlines Company Limited, stipulating that “The Company’s dividend payment policy is:

Principles of dividend payment by the Company: Provided that the long-term and sustainable development of the Company are ensured, the dividend payment policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such dividend payment policy should maintain its continuity and stability.

Ways of dividend payment by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

Intervals for dividend payment by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.”

The dividend payment policy shall comply with the Articles of Association and the requirements of approval procedures with clear criteria and ratios of profit distribution to fully protect the legitimate interests of minority investors and the opinion shall be given by the independent directors. Any adjustment of the policy or any change of the terms and procedures shall comply with the applicable regulations and be undertaken with transparency.

According to PRC GAAP, the Company realized the net profit of RMB2,214 million for the year 2018. After withdrawing 10% of the net profit of the Company as the statutory surplus reserve amounting to RMB221 million, the remaining distributable profit of the Company amounted to RMB1,993 million for the year 2018.

In order to allow investors, especially small and medium-sized investors, to share the operating results of the Company, The Board recommended the distribution of a cash dividends of RMB0.05 per share (inclusive of applicable tax) to shareholders for the year ended 31 December 2018, totalling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. Under PRC GAAP, total cash dividends of the Company for the year 2018 accounted for 31% of the realized distributable profit of the Company for the year 2018.

Considering that China’s civil aviation industry is still in the stage of rapid development, the Company needs more capital in aircraft introduction and the construction of Beijing DaXing International Airport. At the same time, the implementation of the new lease standards will enhance the Company’s gearing ratio. Therefore, the retention of some undistributed profits will be conducive to the healthy and steady development of the company.

The proposal meets the requirements of the Articles of Association, and shall subject to consideration by the Company’s general meeting. If approved, The Company intends to make the payment to the shareholders on or before 31 August 2019.

2. Plans or proposals for dividend distribution and the conversion of capital reserve to share capital of the Company in the recent three years (including the reporting period)

Currency: RMB

Year	Bonus shares distributed per 10 shares (share)	Dividends distributed per 10 shares (inclusive of applicable tax)	Transfers per 10 shares (share)	Amount of cash dividends (inclusive of applicable tax) (million)	Profit attributable to equity shareholders of the Company in the consolidated financial statements during the dividend year (million)	Percentage of Profit attributable to equity shareholders of the Company in the consolidated financial statements (%)
2018	0	0.5	0	613	2,983	20.55
2017	0	1.0	0	1,009	5,914	17.06
2016	0	1.0	0	982	5,056	19.42

II. MAJOR CONTRACTS

1. Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub contracting arrangement.

During the period, save for the connected transactions disclosed and the lease of certain land parcels and properties of CSAH by the Company as a lessee, the Group also acquired aircraft by way of operating lease and finance lease. As at 31 December 2018, there were 326 and 232 aircraft under operating lease and under finance lease, respectively.

2. Guarantee

Currency: RMB million

Total amount of guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Guarantee fully fulfilled	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self- sponsored trainee pilots of the Company	291.39	30 June 2008	30 June 2008	20 April 2033	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	19.27	Yes	No	/

Xiamen Airlines	/	Half self- sponsored trainee pilots of Xiamen Airlines	26.94	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantee incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantee as at the end of the reporting period (A) (excluding those provided to subsidiaries)	318.33

Guarantee provided by the Company and its subsidiaries to subsidiaries

Total guarantee to subsidiaries incurred during the reporting period	19,444.14
Total balance of guarantee to subsidiaries as at the end of the reporting period (B)	23,442.65

Aggregate guarantee of the Company (including those provided to subsidiaries)

Aggregate guarantee (A+B)	23,760.98
Percentage of aggregate guarantee to net assets of the Company (%)	30.39
Representing:
Amount of guarantee provided to shareholders, ultimate controller and their connected parties (C)	0
Amount of debts guarantee directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	/
Excess amount of aggregate guarantee over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantee	/
Statement on guarantee	On 16 May 2018, an extraordinary meeting was held by the Eighth Session of the Board by way of communication, to consider and approve the Company and its controlled subsidiary, Chongqing Airlines, to provide a total guarantee not exceeding USD3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or SPV established from 1 July 2018 to 30 June 2019. On 16 May 2018, the 2017 annual general meeting was held by the Company, to consider and pass the above guarantee authorization matter. For details, please refer to the Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary and Poll Result of 2017 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 May 2018 and 6 June 2018. As at the date of this report, the Company has established 12 new SPV in total which are China Southern Airlines No. 10, China Southern Airlines No. 15 to China Southern Airlines No. 20, China Southern Airlines No. 24 to China Southern Airlines No. 27, Chong Qing Airlines No.1. The company has actually provided guarantees about USD517 million for China Southern Airlines No. 10, about USD311 million for China Southern Airlines 15, about USD527 million for China Southern Airlines 16, about USD149 million for China Southern Airlines 17, about USD250 million for China Southern Airlines 18, about USD51 million for China Southern Airlines 19, about USD51 million for China Southern Airlines 20, about USD76 million for China Southern Airlines 25, about USD159 million for China Southern Airlines 26 and about USD334 million for Chong Qing Airlines No.1. The total guarantee amounts provided for the aforementioned 10 SPV is approximately USD2,424 million (equivalent to approximately RMB16.241 billion, calculated by exchange rate of 1:6.7 of US dollar against RMB), which are within the scope of the amount of guarantee authorization considered and approved by the 2017 annual general meeting of the Company.Save for the aforementioned 10 SPV, the Company did not provided guarantees for other SPV within the scope of authorization.

3. Entrusted wealth management

(1)	Overall condition entrusted wealth management

Unit: RMB million

Type	Source of funding	Amount incurred	Balance not yet due	Amount due but not yet recovered
Closed-ended and principal-guaranteed RMB Wealth Management Product	idle raised fund from the non-public issuance of A shares	440	440	/

Other conditions

Apart from the above-mentioned wealth management products, the Company also purchased Seven-day notice deposit using part of non-public issuance of A shares idle fund. As of the date of disclosure, the above wealth management products and Seven-day notice deposit have been recovered.

(2)	Single entrusted wealth management

Unit: RMB million

trustees	Type of entrusted wealth management	Amount of entrusted wealth management	Start date of entrusted wealth management	End date of entrusted wealth management	Source of funding	Committed investment project	Method to determine return	Annual rate of return	Expected return or loss	Actual Income obtained	Through a legal procedure or no
China Development Bank	Closed-ended and principal-guaranteed RMB Wealth Management Product	220	21 December 2018	30 January 2019	the non-public issuance of A shares idle raised fund	Wealth management product in bank	entered into Agreement	3.25%	0.7836	obtained	Yes

China Development Bank	Closed-ended and principal-guaranteed RMB Wealth Management Product	220	21 December 2018	11 February 2019	the non-public issuance of A shares idle raised fund	Wealth management product in bank	entered into Agreement	3.25%	1.0186	obtained	Yes

III. APPOINTMENT AND DISMISSAL OF AUDITORS

At 2017 annual general meeting of the Company held on 15 June 2018, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2018 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2018, and authorized the Board to determine its remuneration.

Current
Name of the domestic accounting firm	KPMG Huazhen LLP
Remuneration of the domestic accounting firm (RMB million)	15.5
Term of service of the domestic accounting firm	3
Name of the overseas accounting firm	KPMG
Accounting firm for audit of internal control	KPMG Huazhen LLP
Term of service of the overseas accounting firm	3
Sponsor	UBS Securities Co., Limited

IV. UNDERTAKING

Undertakings given by CSAH, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Undertaking Related to Share Reform	Other	CSAH	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes	Yes

Other Undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: A. Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Solve the issues in relation to defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAH has issued an undertaking letter, undertaking that: (1) the above title certificates should be completed before 31 December 2019; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAH; and (3) CSAH would be liable for all the losses suffered by the Company as a result of the above two undertakings. Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAH has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented.	Before 31 December 2019	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, details of which are set out as follows: CSAH proposed to participate in the subscription of Non-public Issuance of A Shares in cash, while Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH, proposed to participate in the subscription of Non-public Issuance of H Shares in cash. The undertakings made were as follows:	Within six months upon the completion of the Company’s Non-public Issuance	Yes	Yes

1. From first six months prior to the date of Non-public Issuance firstly reviewed by the board of the Company (being 26 June 2017) to the date of the undertaking letter issued, CSAH and Nan Lung Holding Limited and its wholly-owned subsidiary, Yazhou Travel Investment Company Limited (three Company collectively referred to as “CSAH and parties acting in concert”) has not disposed or otherwise reduced any shares held by the Company.

2. From the date of undertaking letter issued to within six months after the completion of Non-public Issuance, CSAH and parties acting in concert will not dispose or otherwise reduce any shares held by the Company. There are also no plans of reducing the Company’s shares.

3. No breach of Article 47 of the Securities Law of the People’s Republic of China by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by the Company.

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company in respect of parts of lands and properties not obtaining ownership certificates of the Company, details of which are set out as follows:

As of 30 September 2017, the Company and its subsidiaries, offices held 3 parcels of land (with 181,350.42 square meters) and 342 properties (with 244,228.08 square meters) transferred from CSAH. The registration of the lands and properties abovementioned has not changed under the applicant. These lands and properties were transferred under the Demerger Agreement, Agreement regarding the Reorganization of China Northern Airlines Company and Xinjiang Airlines Company and Assets Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook, if any third party claimed against the Company as a result of the lands and properties not obtaining ownership certificates, or the title defect of the lands and properties would have an effect on the daily operation of the Company and give rise to loss, such loss shall be covered by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

REPORT OF

DIRECTORS

The Board hereby presents this annual report and the audited financial statements for the year ended 31 December 2018 of the Group to the shareholders of the Company (the “Shareholders”).

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2018, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2018 in accordance with IFRSs. Please refer to pages 167 to 272 of this annual report for details.

DIVIDENDS

The Board recommended the payment of a dividend of RMB0.05 (inclusive of applicable tax) per share to the shareholders for the year ended 31 December 2018, totalling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. The dividend will be payable in RMB to holders of A share, and in HKD to holders of H shares. A proposal for the dividend payment will be submitted at the 2018 annual general meeting of the Company for consideration. If approved, the final dividend is expected to be paid to the shareholders on or before Saturday, 31 August 2019.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2018 are set out on page 276 of this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in note 36 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2018, RMB1,085 million (2017: RMB908 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2018 are set out in note 19 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group’s aggregate turnover from the top five customers did not exceed 30% of the Group’s total turnover in 2018. The sales from the top five customers was RMB1,071 million, representing 0.75% of the total sales in 2018, of which sales to related parties was RMB0 million.

The Group’s purchases from the largest supplier was RMB17,751 million, representing 22.35% of the Group’s total purchases in 2018. The purchases from the top five suppliers was RMB35,060 million, representing 44.15% of the total purchases in 2018, of which purchases from related parties was RMB4,604 million. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interest in these top five suppliers.

RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

The Group continues to improve service quality, and provide customers with world-class service. We continue to improve in-flight meals and entertainment, improve member service and maintenance; we continue to carry out intelligent innovation, introduce face recognition, intelligent robots and the construction of “China Southern Airlines e Trip” experience hall, to achieve the integration of wisdom and service, and continue to improve customer experience. The Company was named by SKYTRAX as “The World’s Most Improved Airlines”.

The Group continued to explore how to improve its supplier management mechanisms. Since 2013, the Group released and promoted Code of Conduct for Suppliers as an important appendix to the purchase contract. In this Code, the Group standardized the cooperation with its suppliers in terms of its practice in operation, society and environment. On one hand, it encouraged suppliers to actively assume social responsibility. On the other hand, it took the advice and suggestion of suppliers to better improve all of its work.

During the reporting period, there was no material and significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2018, the Group has following major customers and suppliers:

Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	457	0.32
Customer 2	197	0.14
Customer 3	142	0.10
Customer 4	111	0.08
Customer 5	164	0.11
Total	1,071	0.75

Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	17,751	22.35
South China Blue Sky Aviation Fuel Co., Ltd	11,076	13.95
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	2,633	3.32
MTU	1,971	2.48

Shenzhen Cheng Yuan Aviation Oil Co., Ltd. (深圳承遠航空油料有限公司)	1,629	2.05

Total	35,060	44.15

Based on nature of the Group’s business, the Group has not relied on major supplier or customers. For details about the customer services of the Group, please refer to the analysis on market and service under “Management Discussion and Analysis” in this annual report.

TAXATION

Details of taxation of the Group are set out in notes 16 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non- resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》（財稅字[1994]020號）) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in notes 59 and 49 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

PURCHASE, SALE AND REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2018.

PRE-EMPTIVE RIGHTS

None of the Articles of Association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

PERMITTED INDEMNITY PROVISION

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors and the Supervisors during their tenure.

The Company has arranged for appropriate insurance cover for Directors’ and officers’ liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statement of the Group for the year ended 31 December 2018.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have complied with the Model Code as set out in Appendix 10 to the Listing Rules for the year ended 31 December 2018.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board of the Company, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2018.

COMPLIANCE WITH LAWS AND REGULATIONS

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People’s Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People’s Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the CAAC on the Administration of the Transport of Dangerous Goods by Air, Provisions of China’s Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2018, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its timetable execution rate and flight punctuality rate to reach the standard. The Company applied new air routes according to laws and returned back in a timely manner any unused traffic rights operation license. No punishment was imposed on the Group by any regulator institutions which caused material impact on the operation of the Group.

For the year ended 31 December 2018, the Group has complied with laws and regulations that has material effect on the operation of the Group.

ENVIRONMENTAL POLICIES AND PERFORMANCE

During the reporting period, the Company actively responded to climate changes, continued to promote energy saving and emission reduction, and made more efforts to reduce the impact on the environment:

1. Green flight

The Company has kept introducing the new generation of green aircrafts, selected new aero-engines, and adopted new light and thin seats. Meanwhile, it has improved cockpit and cabin layout, reduced fuel consumption level, and continued to build a green fleet. It has optimized route layout and path, modified aircrafts and installed shark fin wings. The Company had independently developed an “Aviation Fuel e-Cloud” data platform to monitor in real time the aircraft’s fuel consumption data of a flight, such as, planned refueling, actual refueling, fuel consumption in a leg of a flight and so on, and to provide information support for refined management of aircraft’s fuel consumption and for improving the efficiency of fuel use.

2. Participation in carbon trading

Participation in carbon trading is an important measure for the aviation industry to implement carbon emission management and cope with global climate change. China Southern Airlines actively participates in the EU carbon emission trading of two-point flights within the EU, actively provides cooperation in formulation of relevant technical rules for carbon trading in Guangdong civil aviation industry, and achieves annual reduction in international and domestic overall performance costs. In 2018, China Southern Airlines and its Zhuhai company successfully completed the performance work of carbon trading in Guangdong Province in 2017, and further expanded the surplus of trading quotas.

3. Ground Emission Reduction

Ground emissions cover all non-flight emissions, including waste water, exhaust gas, noise and harmful and harmless waste. Although ground emissions are much lower than those from air flights, they also have an impact on the environment. China Southern Airlines strictly abides by relevant laws and regulations such as the Environmental Protection Law of the People’s Republic of China, constantly improves the efficiency of water resources use, and reduces exhaust gas emissions. Furthermore, the Company strives to minimize the environmental impact by digging deep into potential of ground emission reduction such as strengthening waste management, implementing green office, etc.

4. Promoting Green Life

While practicing green development, China Southern Airlines also strives to transmit the concept of green to more public and passengers. In addition, the Company guides the public to cultivate environmental and conservation awareness and choose a low-carbon, thrifty, and green lifestyle and consumption mode to jointly promote the sustainable development of human society.

Through electronic service platforms such as “China Southern e-travel”, the Company provides one-stop electronic service for passengers in the whole process. In addition, the Company promotes QR codes boarding service, electronic invoice and so on, so as to reduce in printing of paper. In 2018, China Southern Airlines provided a total of 614,000 electronic invoices for passenger transport and 7.538 million electronic boarding flights, equivalent to saving 3,261 trees from being felled. China Southern Airlines also promotes electronic freight orders. By the end of 2018, electronic freight orders have been widely used in 39 departure stations and 137 arrival stations. The usage rate of electronic freight orders reached 81%. It is estimated that more than 1.5 million paper freight orders will be saved annually, equivalent to three Canton Tower in height if stacked up.

DIRECTORS AND SUPERVISORS’ INTERESTS IN TRANSACTION, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

Save as disclosed in the section headed “Connected Transactions” below, neither Director/Supervisors nor entity connected with the Directors/Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2018 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

DIRECTORS AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31 December 2018 was the Company or any of its subsidiaries a party to any arrangement that would enable the Directors/Supervisors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors/Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

DIRECTORS AND SUPERVISORS’ INTEREST IN COMPETING BUSINESS

As at 31 December 2018, none of the Directors/Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2018.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAH and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2018 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2) Continuing Connected Transactions between the Company and CSAH (or their respective subsidiaries)

A.	SACM, which is 40% owned by the Company and 60% owned by CSAH

(a)

On 30 December 2015, the Company renewed the media services framework agreement (the “Media Services Framework Agreement”) with SACM, for a term of three years commencing from 1 January 2016. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of air-hostess, and services relating to the distribution of newspapers and magazines. The service fee for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual caps under the Media Services Framework Agreement for each financial year ended 31 December 2016, 2017 and 2018 will remain at RMB118.5 million respectively.

For the year ended 31 December 2018, the media fees incurred by the Group for the media services amounted to RMB105 million.

(b)

As the Media Services Framework Agreement expired on 31 December 2018 and the transactions contemplated under the Media Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Media Services Framework Agreement on 27 December 2018 with SACM to renew the media services transaction and extend the term for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

The annual caps will be RMB150 million, RMB170 million and RMB190 million (excluding tax) for each of the financial years ending 31 December 2019, 2020 and 2021, respectively. In particular, the transaction amounts for in-flight TV and movie program agency services are expected to increase annually by 15% since the Company has fully entrusted SACM to purchase all in-flight TV and movie programs and are committed to the improvement of quality. An annual growth of 10% reflecting the increases in number of flights and number of passengers are also factored into when ascertaining the transaction amounts for the newly-added media printing, production and procurement services.

The service fee for the media services to be provided by SACM Group are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall be on terms which are no less favourable than the terms which can be obtained from independent third parties; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will satisfy the service fee by its internal resources.

B.	Finance Company, which is 66.02% owned by CSAH, 25.28% owned by the Company and 8.70% owned in aggregate by four subsidiaries of the Company

On 29 August 2016, the Company entered into a New Financial Services Framework Agreement (the “New Financial Services Framework Agreement”) with Finance Company, in order to renew the financial services provided by Finance Company to the Group under Financial Services Framework Agreement (the “Financial Services Framework Agreement”) entered into by the Company and Finance Company on 8 November 2013 for a term of three years and contain the insurance business platform services provided by the Group to Finance Company under the Cooperation Framework Agreement entered into by the Company and Finance Company on 19 November 2015. The term of the Agreement is three years, starting from 1 January 2017 to 31 December 2019.

Under such agreement, financial services provided by the Finance Company to the Group including deposit services (“Deposit Services”), loan services (“Loan Services”) and other financial services (“other financial services”). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the New Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the same term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking Regulatory Commission to be operated by the Finance Company by entering into of separate agreements. In relation to the insurance business platform services arrangements under the New Financial Services Framework Agreement, as the platform service provider, the Company agreed to cooperate with the Finance Company, and authorize Finance Company to use each platform of the Group (including electronic platforms and ground service counter channels) as the sales platforms for sale of various insurances relating to aviation transportation (including baggage insurance and aviation passenger accident insurance). For the sale of insurance policies through the Group’s ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm’s length basis by the Company and the Finance Company with reference to the determination basis as set out in the table disclosed in the Company’s announcement dated 29 August 2016.

The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the cap which is set at RMB8,000 million on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. In addition, the annual caps of fees to be received by the Group for the insurance business platform services under New Financial Services Framework Agreement were RMB68.60 million, RMB79.35 million and RMB91.67 million respectively for each financial year ended 31 December 2017, 2018 and the financial year ending 31 December 2019. On 16 December 2016, the extraordinary general meeting of the Company considered and approved the New Financial Services Framework Agreement.

In light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the New Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into a supplemental agreement to the Financial Services Framework Agreement (“Supplemental Agreement”) on 27 April 2018 to revise the cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion. On 15 June 2018, the Supplemental Agreement was considered and approved at annual general meeting. For details, please see the Company’s circular dated 18 May 2018 and announcement dated 15 June 2018.

As of 31 December 2018, the Group’s deposits placed with the Finance Company amounted to RMB5,583 million. The service fee received by the Group amounted to RMB20 million for the year ended 31 December 2018.

C.	GSC, a wholly-owned subsidiary of CSAH

On 16 December 2016, the Company entered into a Passenger and Cargo Sales and Ground Services Framework Agreement (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) for a term of three years starting from 1 January 2017 to 31 December 2019. Under Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agreed to provide certain services and charge agent service fee while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. In respect of the services provided by GSC to the Group, the agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions (including domestic and foreign market). The service fee for internal operation services is determined by the fee standard prescribed by the local government. The service fee for other maintenance and ground services is mainly determined based on related costs (mainly including labor costs, operation costs, management costs and taxes) in addition to 10% profit ratio. With respect to the rentals to be received by the Company, rentals are determined with reference to the valuation prepared by valuation agency (independent third party). The Company expects the annual fees payable to the Company under Passenger and Cargo Sales and Ground Services Framework Agreement will not exceed RMB10 million. Under Passenger and Cargo Sales and Ground Services Framework Agreement, the annual caps for the services provided to the Group by GCS for each of the three years ending 31 December 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

During the year ended 31 December 2018, agency fees, service fee and transportation fee paid to, rental income and extended transportation services received from GSC by the Group was RMB111 million, RMB14 million, RMB10 million and RMB4 million, respectively.

D.	CSAGPMC, a wholly-owned subsidiary of CSAH

The Company has entered into the new Property Management Framework Agreement (the “Property Management Framework Agreement”) with CSAGPMC on 19 December 2017 for a term of three years from 1 January 2018 to 31 December 2020 to renew the property management transactions. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services. In addition, the scope of the property under the Property Management Framework Agreement has been reviewed and adjusted.

The annual cap for management and maintenance services fee payable pursuant to the new Property Management Framework Agreement is set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively. The annual cap was determined at an arm’s length negotiation between both parties with reference to (i) the original annual caps, the actual transaction amount for 2015 and 2016, and the expected transaction amount for 2017 which will possible nearly reach the original annual cap; (ii) the substantial increase in the labour cost; and (iii) the expected substantial increase in the coverage of properties, including retirement employee management department buildings, certain office buildings and so on.

The property management services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with reference to the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and new Baiyun International Airport. The property management services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

For the year ended 31 December 2018, the property management and maintenance fee incurred by the Group amounted to RMB106 million pursuant to the Property Management Framework Agreement.

E.	SACC, which is 50.1% owned by CSAH

(a)

On 30 December 2015, the Company entered into the catering services framework agreement (the “Catering Services Framework Agreement”) with SACC in order to renew the catering services transactions and extend another three years from 1 January 2016 to 31 December 2018. The service fee of the catering services transactions mainly includes such three parts as in-flight lunch box fees, operating fees and storage fees. In-flight lunch box fees are determined according to the costs of raw materials, production costs and taxes. Operating fees are determined by labor costs and facility costs while the storage fees are determined by the rentals and labor costs. The labor costs will be determined with reference to the average salary of prior year issued by local government. The services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap under the Catering Services Framework Agreement for each financial year ended 31 December 2016, 2017 and 2018 is RMB152 million, RMB175 million and RMB201 million, respectively.

For the year ended 31 December 2018, the service fee paid by the Group to SACC amounted to RMB135 million.

(b)

As the existing Catering Services Framework Agreement expired on 31 December 2018 and the transactions contemplated under the existing Catering Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Catering Services Framework Agreement (the “New Catering Services Framework Agreement”) on 27 December 2018 with SACC to renew the catering services transaction and extend the term for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

The annual caps for the Catering Services Framework Agreement shall be RMB231 million, RMB266 million and RMB306 million for each of the three financial years ending 31 December 2019, 2020 and 2021, respectively. The proposed annual caps were determined at an arm’s length basis between both parties by reference to historical figures as disclosed above, the estimated flight growth in the next three financial years and the natural market growth. In particular, according to the data released by the CAAC, the growth rate of passenger traffic in China in 2017 was 13%. The number of inbound and outbound flights operated by the Company at Shenzhen Airport is estimated to continue to increase in 2019 to 2021, accordingly, the demand for in-flight meals and supplies will also increase. Secondly, the labor costs in Shenzhen has increased annually. The average annual growth rate of the minimum wage in Shenzhen from 2014 to 2018 was approximately 6.7%. At the same time, the Company takes into consideration a buffer to cater for future growth given the historical figures and possible changes in the standard of in-flight meals.

The service fee for new catering services transaction mainly include four parts, i.e. in-flight meal boxes fees, service fee, in-flight supply service fee and storage management fees. The in-flight meal boxes fees are the main charging item, the determination of which is in accordance with raw material costs, labor costs, management fees, tax and fixed profit rate in the corresponding proportions of 35%, 35%, 10%, 10% and 10%, respectively. Other charges will be determined based on applicable items such as rental, labor costs, facilities depreciation costs and management fees. For the labor costs, it will be determined by reference to the average wage of the previous year issued by the Shenzhen Municipal Government. The various service fee charged by SACC should not be higher than the fees charged by any independent third parties in the similar locations providing similar services. The Company will fund the services fee wholly by its internal resources.

F.	MTU which is 50% owned by CSAH before 28 August 2018

The Company entered into an agreement relating to continuing connected transactions with CSAH, MTU Aero Engines GmbH (“MTU GmbH”) and MTU on 28 September 2009, by which MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to MTU according to related charging standard. The agreement is effective from its effective date to 5 April 2031.

For the year ended 28 August 2018, the Group’s engine repair and maintenance service fee incurred under the agreement amounted to RMB1,184 million.

As of 28 August 2018, CSAH has completed the registration for the transfer of its 50.00% equity interest in MTU to the Company. For details, please refer to the Company’s circular dated 22 September 2017 and announcement dated 27 September 2018.

(3) Trademark License Agreement

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name “南方航空 (China Southern)” and “中國南方航空 (China Southern Airlines)” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

A.

The Company and CSAH entered into the new Asset Lease Framework Agreement (the “Asset Lease Framework Agreement”) on 26 January 2018 for a term of three years commencing from 1 January 2018 to 31 December 2020 to continue the asset lease transactions originally covered under the original Asset Lease Agreement. Pursuant to the new Asset Lease Framework Agreement, CSAH has agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang. The annual cap for rent payable pursuant to the new Asset Lease Framework Agreement is set at RMB116 million. The annual cap was determined after arm’s length negotiation by the parties and with reference to (i) rental assessment report with the valuation date on 30 June 2017 prepared by Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司); and (ii) the historical annual rent paid and the annual cap.

For the year ended 31 December 2018, the rent incurred by the Group amounted to RMB90 million pursuant to the Asset Lease Agreement.

B.

The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

C.

On 16 December 2016, the Company and CSAH have entered into a new property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) to renew the land and property leases transactions contemplated under the Lease Agreements for the period from 1 January 2017 to 31 December 2019. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Zhonglian Yangcheng Asset Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

For the year ended 31 December 2018, the rents for property lease and land lease incurred by the Company amounted to RMB32 million and RMB66 million, respectively pursuant to the Property and Land Lease Framework Agreement.

D.

On 27 April 2017, the Company entered into a finance lease agreement in relation to one Airbus A321 aircraft (“A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330 aircraft (“A330 Finance Lease Agreement”) with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), a company is wholly owned by CSAH through itself and its wholly-owned subsidiary, respectively, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of relevant Finance Lease Agreements. Under relevant Finance Lease Agreements, the applicable interest rate will be 21.6% below the lower limit of interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under relevant Finance Leases.

Under the A321 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$80 million (which is equivalent to approximately RMB552 million), (4) the handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$293,150 (which is equivalent to approximately RMB2,022,735), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

Under the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million), (4) the respective handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430), and (5) upon the expiry of the lease term, the Company is entitled to repurchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million).

For the year ended 31 December 2018, the transaction fees paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement was RMB1,166 million in total (include the principal, interest payable and handling fee).

E.

On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement (“2018-2019 Finance and Lease Service Framework Agreement”) with CSA International Finance Leasing Co., Ltd. (“CSA International”) for a effective term from 1 January 2018 to 31 December 2019.

CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(a) Subject matter under the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time. The number of the leased Aircraft will be no more than 41 and 46 for the two years ended 31 December 2018 and 31 December 2019, respectively. Under the Finance Lease Transactions, principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be approximately 5 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopter) finance lease transactions shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company’s introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2018 to 2019, the total transaction amount under the Finance Lease Transactions for the year ended 31 December 2018 and the year ending 31 December 2019 is US$2,621 million and US$3,126 million.

For the year ended 31 December 2018, the transaction amounts of the Finance Lease transaction paid by the Company under the 2018-2019 Finance and Lease Service Framework Agreement was RMB8,221 million.

(b) Subject matter under the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft and engines satisfying certain prerequisites.

During the lease period, the Company have ownerships of the aircraft and engines and CSA International have the rights to use the aircraft and engines. Upon the expiry of the lease period, the Company should return the aircraft and engines to CSA International.

In arriving the proposed cap under Operating Lease Transactions, the Company considered the aircraft and engines to be introduced based on the Company’s introduction plan for 2018 and 2019 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. For engines, as the Company expects the Operating Lease Transactions will only involve one model of engine, the Company used the previous rental fee for same model of engine to calculate the cap. Considering the above, the proposed maximum annual rental fee under the Operating Lease Transactions for the year ended 31 December 2018 and the year ending 31 December 2019 is US$150 million and US$240 million.

For the year ended 31 December 2018, the rental fee of the operating Lease transaction paid by the Company under the 2018-2019 Finance and Lease Service Framework Agreement was RMB91 million.

F.

On 19 January 2018, the Company has entered into the CSA Building Asset Lease Agreement (“Building Asset Lease Agreement”) with Guangzhou Southern Airlines Construction Company Limited (“GSAC”, a wholly-owned subsidiary of CSAH through itself and its wholly-owned subsidiaries) for a term of three years commencing from 19 January 2018 to 18 January 2021. Pursuant to the Building Asset Lease Agreement, GSAC has agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000. The annual rental was determined after arm’s length negotiation by the parties, and the annual rental for the offices was adjusted with reference to real property rental assessment report prepared by Shenzhen Cushman & Wakefield Land & Property Appraisal Co., Ltd. (深圳市戴德梁行土地房地產評估有限公司) taking into account the nature and development of the surrounding areas, the transportation condition, the prevailing market rental for office buildings located at Guangzhou and similar locations. For the year ended 31 December 2018 and each of the two years ending 31 December 2019 and 31 December 2020, the Group’s maximum rental payable to GSAC under the Building Asset Lease Agreement will be no more than RMB156,513,922, RMB164,632,800 and RMB164,632,800, respectively.

For the year ended 31 December 2018, the rental fee paid by the Company under Building Asset Lease Agreement to Southern Airlines Construction was RMB106 million.

G.

On 16 March 2018, the Company entered into the Aircraft Sale and Leaseback Agreement with Guangzhou Nansha CSA Tianshui Leasing Co., Ltd (“Guangzhou Tianshui”, an indirect wholly-owned subsidiary of CSAH) to carry out the aircraft sale transaction in relation to 14 A320 aircraft (“14 Aircraft”). The 14 Aircraft are used for air transportation of passengers after introduction by the Company. The 14 Aircraft will be leased by Guangzhou Tianshui to the Company with rental fee payable as RMB687,000 per aircraft per month for various terms ranging from 8 to 22 months, which constitute part of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual aggregate rental fee for 2018 and 2019 is estimated to be RMB107.895 million and RMB55.647 million, respectively.

The consideration for the 14 Aircraft of RMB371 million was determined after arm’s length negotiations between the Company and Guangzhou Tianshui with reference to the actual conditions of the 14 Aircraft and the valuation prepared by China United Assets Appraisal Group Co., Ltd.. For details, please refer to the Company’s announcement dated 16 March 2018.

H.

On 23 November 2018, Chongqing Airlines Company Limited (“Chongqing Airlines”), a subsidiary of the Company, entered into the Aircraft Sale and Leaseback Agreement with Guangzhou Yunde Aircraft Leasing Co., Ltd. (“Guangzhou Yunde”) to carry out the sale transaction in relation to 4 A320 aircraft (“4 Aircraft”). Chongqing Airlines introduced the 4 Aircraft for air transportation of passengers, three of which are still in use and one is grounded and retired. The 4 Aircraft will be leased by Guangzhou Yunde to Chongqing Airlines with rental fee payable as RMB687,000 per aircraft per month for a term of 3 months, which constitute part of the operating lease transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The aggregate rental fee is estimated to be RMB2.061 million.

The consideration for the 4 Aircraft of RMB121.31 million was determined after arm’s length negotiations between the Company and Guangzhou Yunde with reference to the actual conditions, technical conditions and status of depreciation of the 4 Aircraft and the pricing information of aircraft of similar age published by the international aircraft price consulting firm AVITAS, Inc., as well as the valuation of the 4 Aircraft prepared by China United Assets Appraisal Group Co., Ltd. as mentioned above. For details, please refer to the Company’s announcement dated 23 November 2018.

(5) Share Issuance

On 26 June 2017, the Board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAH) at the A Share subscription price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement (“A Share Subscription Agreement”) with CSAH, pursuant to which CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer 50% of the Zhuhai MTU Shares to the Company and cash; and (ii) to issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. The aforesaid A Share Issuance and the H Share Issuance are inter-conditional upon each other. The new A Shares and new H Shares to be issued under the aforesaid A Share Issuance and H Share Issuance respectively will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

On 19 September 2017, the Board considered and approved that (i) the Company to enter into the Supplemental Agreement I to the A Share Subscription Agreement with CSAH, pursuant to which 50% of the Zhuhai MTU Shares as partial consideration payable by CSAH for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the SASAC stated in the final valuation report prepared by the Independent Valuer in terms of the 50% of the Zhuhai MTU Shares as at the Valuation Reference Date; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 dividend distribution plan of the Company. Accordingly, the relevant parts in the proposal for A Share Issuance and H Share Issuance will be revised accordingly.

On 8 November 2017, the aforesaid A Share Issuance and H Share Issuance was considered and approved at the 2017 first extraordinary general meeting, 2017 first class meeting for holders of A shares and 2017 first class meeting for holders of H shares of the Company. The abovementioned A Share Issuance and H Share Issuance is subject to the approval from CSRC.

On 15 November 2017, the Company received the “CSRC’s Acceptance Notice of the Application for Administration Permission” (No. 172237) (《中國證監會行政許可受理通知書》172237 號) issued by the CSRC. Pursuant to the Acceptance Notice, CSRC reviewed the administrative permission application materials submitted by the Company, i.e. China Southern Airlines Company Limited’s Application for Permission of Non-public Issuance of New Shares by Listed Company and considered the application materials had complied with the statutory form in accordance with laws, and it has decided to accept such application for administrative permission for further processing.

On 21 November 2017, the Company received the “CSRC’s Acceptance Notice of the Application for Administration Permission” (No. 172240) (《中國證監會行政許可受理通知書》172240号) issued by the CSRC. Pursuant to the Acceptance Notice, CSRC considered the application materials for the Non-public Issuance of H Shares had complied with the statutory form in accordance with laws, and it has decided to accept such application for administrative permission for further processing.

On 16 March 2018, the Company has received the Approval on Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2018] No. 431) (《關於核准中國南方航空股份有限公司非公開發行境外上市外資股的批復》 (證監許可[2018]431號)) issued by the CSRC. Pursuant to such approval, the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares, all of which are ordinary shares with the nominal value of RMB1 per share.

On 7 May 2018, the Issuance Examination Committee of the CSRC reviewed the application for the Non-public Issuance of A Shares. According to the review results, the Company’s application for the Non-public Issuance of A Shares was approved.

On 16 August 2018, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC. According to the approval, the CSRC has approved the Company’s non-public issuance of not more than 1.8 billion new A shares. The issuance of shares shall be implemented in strict compliance with the application documents submitted to the CSRC by the Company.

On 30 August 2018, as the 2017 profit distribution plan of the Company has been completed, the issue price of the H Shares Issuance was adjusted to HK$6.034 per H Share. H Shares to be issued after the adjustment will be no more than 613,075,903 H Shares (including 613,075,903 H Shares) based on the adjusted issue price of HK$6.034 per H Share.

On 11 September 2018, the Company issued 600,925,925 H Shares in total to Nan Lung at the issue price of HK$6.034.

Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of 31 December 2018 (HK$)	Unutilized proceeds as of 31 December 2018 (HK$)	Expected timeline for the use of unutilized proceeds
3,625,987,031.45	supplement of general working capital	3,623,577,031.45	374,288.83	May 2019

Note:

The total amounts of funds raised from Non-public Issuance of H shares is HK$3,625,987,031.45. As of 31 December 2018, the raised funds of HK$3,625,612,742.62 have been used, including the supplementary general working capital of HK$3,623,577,031.45 and the payment of issuing fees and handling fees of HK$2,035,711.17. The remaining unused funds raised was HK$374,288.83.

On 27 September 2018, the Company issued 1,578,073,089 A Shares in total at the issue price of RMB6.02 per A Share, raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively.

Number of A shares subscribed:

No.	Placee(s)	Number of Shares Subscribed (Share)	Subscription amount (RMB)
1	CSAH	489,202,658	2,945,000,001.16
2	China National Aviation Fuel Group Corporation	498,338,870	2,999,999,997.40
3	Spring Airlines Co., Ltd.	140,531,561	845,999,997.22
4	Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	729,999,997.16
5	China Structural Reform Fund Co., Ltd.	242,524,916	1,459,999,994.32
6	Hotland Innovation Asset Management Co., Ltd.	68,106,312	409,999,998.24
7	China Life Asset Management Company Limited	18,106,314	109,000,010.28

Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of 31 December 2018 (RMB)	Unutilized proceeds as of 31 December 2018 (RMB)	Expected timeline for the use of unutilized proceeds
9,499,999,995.78	1. The project for introducing 41 aircraft 2. The project for selection and installation of lightweight seats for A320 series aircraft	6,844,048,661.10	902,938,302.38	It is expected that the unutilized proceeds will be used in full in 2019 and subject to changes due to the delivery time of aircraft which depends on the actual capital payment

Note:

The total amounts of funds raised from Non-public Issuance of A shares were RMB9,499,999,995.78, and the total amounts of cash raised was RMB7,758,919,995.78. After deducting the underwriting expenses, the net cash subscription amount actually received was RMB7,748,254,995.79. the net cash subscription amounts (net of other issuance expenses (including VAT) paid by the Company and bank handling fee) was RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48. As of 31 December 2018, RMB6,844,048,661.10 has been invested into the intended use of the proceeds as previously disclosed and the remaining funds raised was RMB902,938,302.38.

(6) Acquisition of Property in the PRC

On 7 December 2017, Zhuhai Airlines, as purchaser (“Purchaser”), entered into the Sale and Purchase Agreements with Zhuhai China Southern Air Real Property Development Co., Ltd., as vendor (“Vendor”), pursuant to which the Purchaser agreed to acquire the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building (南航珠海總部大廈) located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters (“Property”) at a total consideration of RMB159,990,100 for office and marketing purposes.

The consideration for the Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to (i) the price of similar types (for office purpose) of properties located in the same areas in Zhuhai, which ranges from RMB25,900 per square meter to RMB31,300 per square meter; (ii) the price of street shops in the open market of Zhuhai, which is approximately RMB80,000 per square meter; (iii) the prevailing selling prices of other shops of the development in which the Property forms part of, in the open market of Zhuhai; and (iv) the agreed discount of approximately 22.58% on the price offered to public which is RMB206,654,700, provided by the Vendor to the Company. The consideration also includes taxes and renovation costs. The Company intends to satisfy the consideration by its internal resources.

The vendor is a wholly-owned subsidiary of Zhonghai China Southern Air Construction Development Co., Ltd., which is owned as to 49%, 30% and 21% equity interests by CSAH, CITIC Real Estate Group Co., Ltd. (中信房地產集團有限公司) and Guangdong Zhonghai Real Estate Co., Ltd. (廣東中海地產有限公司), respectively. As CSAH is a controlling shareholder of the Company, the vendor is a connected person of the Company under the Listing Rules.

The Property Acquisition will strengthen the Company’s cooperation with the Zhuhai municipal government as the development of the Property was approved by Zhuhai municipal government with a view to provide support to the business development of the Company. The Property Acquisition will also address Zhuhai Airline’s needs for improvement on infrastructure to support the growth of Zhuhai Airlines in the civil aviation market. Since the Property is situated at the commercial business district in Zhuhai City, the Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future business development, but also realign its office premises with the Company’s brand and image.

The Property was delivered on 28 September 2018.

(7) Acquisition of Customised Property in the PRC

On 24 December 2018, the Company, as purchaser (“Purchaser”), entered into the Sale and Purchase Agreement with Zhuhai China Southern Air Real Property Development Co., Ltd., as vendor (“Vendor”), pursuant to which the Purchaser agreed to purchase the 1st to 42th floor and the basement of the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC (“Customised Property”) with a planned floor area of approximately 60,927.8 square meters at a total consideration of not more than RMB798,560,000 (subject to tax assessment). The Customised Property is constructed to provide logistics support to pilots who receive training at Zhuhai Xiangyi.

The consideration for the Customised Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to: (i) the prevailing selling prices of office buildings or apartments located in the same areas in Zhuhai, which ranges from RMB20,000 per square meter to RMB25,000 per square meter, as there is no hotel for sale or sold in the relevant areas in Zhuhai; and (ii) results of applying the cost-plus pricing approach (including the project development costs and expenses, tax estimation and the cost-profit margin at the rate of 8% to 15%). The Company intends to satisfy the consideration by its internal resources.

The Vendor is a company indirectly owned as to 49% by CSAH. CSAH is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAH, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Since the Customised Property is situated next to Zhuhai Xiangyi, the Company believes that the purchase of the Customised Property can better meet the needs of the pilots who receive training at Zhuhai Xiangyi by providing convenient accommodation, improving the rest and training qualities for the pilots and reducing potential safety risks.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2018 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions and are of the view that:

(a)	those transactions were conducted in the ordinary and usual course of business of the Group;

(b)	those transactions were entered into on normal commercial terms or better; and

(c)	those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditor of the Company was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.56 of the Listing Rules, indicating that:

(a)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

(b)

for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that those continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c)

nothing has come to their attention that causes them to believe that the continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d)

with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as disclosed in the announcement previously issued.

Certain related party transactions as disclosed in note 51 to the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2018, the Group made donations for charitable purposes amounting to RMB17.23 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2018, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 54 to the annual report, as at 31 December 2018, the Group was not involved in any material litigation.

SUBSEQUENT EVENTS

On 29 March 2019, the Board of the Company proposed a final dividend of RMB0.05 per share (inclusive of applicable tax), amounting to a total dividend of RMB613 million. The dividend payment proposal is subject to shareholders’ approval at the general meeting. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. Financial reporting and internal control reportings for the year 2019 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019.

By order of the Board

Wang Chang Shun

Chairman

Guangzhou, the PRC

29 March 2019

CHANGES IN THE SHARE CAPITAL,

SHAREHOLDERS’ PROFILE

AND DISCLOSURE OF INTERESTS

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

Unit: Share

		31 December 2017		Increase/(decrease) in 2018	31 December 2018
		Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I.	Shares subject to restrictions on sales
1.	RMB ordinary shares	0	0	1,578,073,089	1,578,073,089	12.86
2.	Overseas listed foreign shares	0	0	600,925,925	600,925,925	4.90
	Total	0	0	2,178,999,014	2,178,999,014	17.76
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	69.61	0	7,022,650,000	57.25
2.	Overseas listed foreign shares	3,065,523,272	30.39	0	3,065,523,272	24.99
	Total	10,088,173,272	100	0	10,088,173,273	82.24
III.	Total number of shares	10,088,173,272	100	2,178,999,014	12,267,172,286	100

During the reporting period, the Company published the “Announcement in relation to the completion of issuance of H shares by the Company to Nan Lung Holding Limited” on 11 September 2018. The Company completed the issuance of 600,925,925 H shares to Nan Lung Holding Limited according to the subscription agreement, at the issue price of HKD6.034 per share. Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 12 September 2018 for details.

On 27 September 2018, the Company published the “Announcement on results of non-public issuance of A shares by the Company and change in shareholdings”. The Company, according to the issuance proposal, issued by way of non-public issuance, 1,578,073,089 domestically listed RMB ordinary shares (A shares), at the issue price of RMB6.02 per share, to a total of seven investors, including CSAH, China National Aviation Fuel Group Corporation, Spring Airlines Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited, with a total proceeds of RMB9,499,999,995.78. Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 28 September 2018 for details.

(II)	Changes in Shares subject to Lock-up

Unit: share

Name of the shareholder	Number of shares subject to lock-up at the beginning of the year	Number of shares unlocked during the year	Increase in the number of shares subject to lock-up during the year	Number of shares subject to lock-up at the end of the year	Reasons for lock-up	Date of unlocking
Nan Lung	0	0	600,925,925	600,925,925	Non-public Issuance of Shares undertakings	10 September 2021
China Southern Air Holding Limited Company	0	0	489,202,658	489,202,658	Non-public Issuance of Shares subject to Lock-up	27 September 2021
China National Aviation Fuel Group Corporation	0	0	498,338,870	498,338,870	Non-public Issuance of Shares subject to Lock-up	26 September 2019
China Structural Reform Fund Co., Ltd.	0	0	242,524,916	242,524,916	Non-public Issuance of Shares subject to Lock-up	26 September 2019
Spring Airlines Co., Ltd.	0	0	140,531,561	140,531,561	Non-public Issuance of Shares subject to Lock-up	26 September 2019
Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	0	0	121,262,458	121,262,458	Non-public Issuance of Shares subject to Lock-up	26 September 2019
Hotland Innovation Asset Management Co., Ltd.	0	0	68,106,312	68,106,312	Non-public Issuance of Shares subject to Lock-up	26 September 2019
China Life Asset Management Company Limited	0	0	18,106,314	18,106,314	Non-public Issuance of Shares subject to Lock-up	26 September 2019
Total	0	0	2,178,999,014	2,178,999,014	/	/

II.	ISSUANCE AND LISTING OF SECURITIES

(I)	Securities issuance during the last 3 years as of the end of the Reporting Period

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
Ordinary shares
Overseas listed foreign shares (H share)	10 August 2017	HK$5.74/per share	270,606,272	10 August 2017	270,606,272	/
Overseas listed foreign shares (H share)	11 September 2018	HK$6.034/per share	600,925,925	11 September 2018	600,925,925	/
RMB ordinary shares (A share)	12 September 2018	RMB6.02/per share	1,578,073,089	27 September 2018	1,578,073,089	/
Convertible corporate bonds, bonds with detachable warrants and corporate bonds
Corporate Bonds (18 China Southern Airlines 01)	27 November 2018	3.92%	RMB2.0 billion	12 December 2018	RMB2.0 billion	26 November 2021
Other derivatives
The first tranche of Ultra-short-term Financing Bills of the Company in 2017	16 February 2017	3.70%	RMB1.0 billion	21 February 2017	RMB1.0 billion	17 November 2017
The first tranche of Ultra-short-term Financing Bills of the Company in 2018	21 May 2018	3.70%	RMB0.5 billion	24 May 2018	RMB0.5 billion	21 August 2018
The second tranche of Ultra-short-term Financing Bills of the Company in 2018	24 May 2018	3.10%	RMB0.5 billion	28 May 2018	RMB0.5 billion	24 June 2018
The third tranche of Ultra-short-term Financing Bills of the Company in 2018	25 May 2018	3.30%	RMB0.5 billion	29 May 2018	RMB0.5 billion	6 August 2018
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2018	25 October 2018	3.25%	RMB1.5 billion	30 October 2018	RMB1.5 billion	26 July 2019
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2018	26 October 2018	2.60%	RMB1.0 billion	30 October 2018	RMB1.0 billion	27 January 2019
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2018	26 October 2018	3.08%	RMB1.0 billion	30 October 2018	RMB1.0 billion	27 April 2019
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2018	30 October 2018	3.10%	RMB0.5 billion	1 November 2018	RMB0.5 billion	29 April 2019

III.	PARTICULARS OF SHAREHOLDERS

(I)	Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 215,108. As at 28 February 2019, total number of ordinary shareholders of the Company was 195,106.

(II)	Particulars of shareholdings

1.	Particulars of the top ten shareholders

Unit: share

Particulars of the top ten shareholders
Name of the shareholder (in full)	Increase/(decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Pledged or frozen
					Status	Number	Capacity
China Southern Air Holding Limited Company	489,202,658	4,528,431,323	36.92	489,202,658	Nil	0	Stated-owned legal entity
HKSCC (Nominees) Limited	1,217,920	1,750,929,908	14.27	0	Unknown	—	Overseas legal entity
Nan Lung Holding Limited	600,925,925	1,634,575,925	13.32	600,925,925	Nil	0	Stated-owned legal entity
China National Aviation Fuel Group Corporation	498,338,870	498,338,870	4.06	498,338,870	Nil	0	Stated-owned legal entity
Hong Kong Securities Clearing Company Limited	457,025,017	483,433,236	3.94	0	Nil	0	Overseas legal entity
China Securities Finance Corporation Limited	(81,123,784)	320,484,156	2.61	0	Nil	0	Stated-owned legal entity
American Airlines	0	270,606,272	2.21	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	242,524,916	1.98	242,524,916	Nil	0	Stated-owned legal entity
Spring Airlines Co., Ltd.	140,531,561	140,531,561	1.15	140,531,561	Nil	0	Domestic non-stated-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	121,262,458	0.99	121,262,458	Nil	0	Domestic non-stated-owned legal entity

2.	Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Particulars of the top ten shareholders holding the Company’s shares not subject to trading restrictions

Name of Shareholder	Number of tradable shares not subject to	Type and number of shares
	trading restriction	Type	Number
China Southern Air Holding Limited Company	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,929,908	Overseas listed foreign shares	1,750,929,908
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	483,433,236	RMB ordinary shares	483,433,236
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines	270,606,272	Overseas listed foreign shares	270,606,272
National Social Security Fund 118	92,595,542	RMB ordinary shares	92,595,542
Central Huijin Investment Ltd.	64,510,900	RMB ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	57,528,800	RMB ordinary shares	57,528,800
China Life Insurance Co., Ltd. – Dividend – Personal Dividend – 005L-FH002 Shanghai	55,799,232	RMB ordinary shares	55,799,232
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions) H shares of the Company through its wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Perfect
Lines (Hong Kong) Limited. The Company is not aware of any other
	connected relationship between other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

3.	Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		Conditions for trading restrictions
			Eligible listing time	Number of new listed shares
1	Nan Lung Holding Limited	600,925,925	10 September 2021	600,925,925	Non-public Issuance of shares subject to commitments
2	China Southern Air Holding Limited Company	489,202,658	27 September 2021	489,202,658	Non-public Issuance of shares subject to trading restrictions
3	China National Aviation Fuel Group Corporation	498,338,870	26 September 2019	498,338,870	Non-public Issuance of shares subject to trading restrictions
4	China Structural Reform Fund Co., Ltd.	242,524,916	26 September 2019	242,524,916	Non-public Issuance of shares subject to trading restrictions
5	Spring Airlines Co., Ltd.	140,531,561	26 September 2019	140,531,561	Non-public Issuance of shares subject to trading restrictions
6	Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	26 September 2019	121,262,458	Non-public Issuance of shares subject to trading restrictions
7	Hotland Innovation Asset Management Co., Ltd.	68,106,312	26 September 2019	68,106,312	Non-public Issuance of shares subject to trading restrictions
8	China Life Asset Management Company Limited	18,106,314	26 September 2019	18,106,314	Non-public Issuance of shares subject to trading restrictions
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions) H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan
Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other
		connected relationship between other shareholders.

IV.	THE CONTROLLING SHAREHOLDERS OR DE FACTO CONTROLLERS

1.	Information of the controlling shareholders

During the reporting period, there were no change in the controlling shareholders or de facto controllers of the Company.

Name	China Southern Air Holding Limited Company
Responsible person or legal representative	Wang Chang Shun
Date of Establishment	9 April 1987
Major business operation	To operate all the state-owned assets and state-owned equities being invested into the Group and its joint stock companies.
Ownership of other domestic and overseas listed companies controlled or invested during the reporting period	TravelSky Technology Limited (shareholding of 6.93%)
Others	Reputation Favorable

2.	Information of de facto controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:

3.	Other information of the controlling shareholders and de facto controllers

CSAH was established on 9 April 1987 and is a large-scale state-owned air transportation group with China Southern Airlines (Group) Company as its main core entity, together with Xinjiang Airlines Company and China Northern Airlines Company. CSAH is one of the three core air transportation groups directly managed by the SASAC which specializes in air transportation and also covers relevant industries including financing, construction and development and media and advertising.

V.	DISCLOSURE OF INTERESTS

As at 31 December 2018, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the “Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares (Note 3)	% of the total issued H Shares (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (note 1)	Beneficial owner	A Shares	4,528,431,323	(L)	52.65%	/	36.92%
	Interest of controlled corporations	H Shares	1,671,287,925	(L)	/	45.58%	13.62%
		Subtotal	6,199,719,248	(L)	/	/	50.54%
Nan Lung Holding Limited (“Nan Lung”) (note 1)	Beneficial owner	H Shares	1,671,287,925	(L)	/	45.58%	13.62%
	Interest of controlled corporations
American Airlines Group Inc. (note 2)	Interest in controlled corporations	H Shares	270,606,272	(L)	/	7.38%	2.21%
Qatar Airways Group Q.C.S.C.	Beneficial owner	A Shares	430,036,166	(L)	5.00%	/	3.51%
	Beneficial owner	H Shares	183,324,000	(L)	/	5.00%	1.49%
		Subtotal	613,360,166	(L)	/	/	5.00%

Notes:

1.

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

2.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
3.	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 31 December 2018.

Save as disclosed above, as at 31 December 2018, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS,

SENIOR MANAGEMENT AND EMPLOYEES

I.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I)	Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

As at the end of the reporting period, the Directors, supervisors and senior management of the Company were as follows:

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year (shares)	Number of shares held as at the end of the year (shares)	Increase or decrease of shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Wang Chang Shun	Chairman	Male	61	27 May 2016	up to date	0	0	0	0	Yes
	Executive Director			27 May 2016
*Tan Wan Geng	Vice Chairman	Male	54	24 January 2013	30 November 2018	0	0	0	0	Yes
	Executive Director			15 June 2006
	President			13 January 2009
Ma Xu Lun	President	Male	54	18 March 2019	up to date	/	/	/	/	/
Zhang Zi Fang	Executive Director	Male	60	30 June 2009	up to date	0	0	0	0	Yes
	Executive Vice President			27 December 2007	16 January 2019
Zheng Fan	Independent Non-executive Director	Male	63	20 December 2017	up to date	0	0	0	0	No
Gu Hui Zhong	Independent Non-executive Director	Male	62	20 December 2017	up to date	0	0	0	6	No
Tan Jin Song	Independent Non-executive Director	Male	54	26 December 2013	up to date	0	0	0	15	No
Jiao Shu Ge	Independent Non-executive Director	Male	53	30 June 2015	up to date	0	0	0	15	No
Pan Fu	Chairman of Supervisory Committee	Male	56	29 December 2010	up to date	0	0	0	0	Yes
Li Jia Shi	Supervisor	Male	57	30 June 2009	up to date	0	0	0	9.58	Yes
Mao Juan	Supervisor	Female	46	20 December 2017	up to date	0	0	0	78.23	No
Han Wen Sheng	Executive Vice President	Male	52	22 November 2017	16 January 2019	0	0	0	0	Yes
Xiao Li Xin	Executive Vice President	Male	52	22 November 2017	up to date	0	0	0	0	Yes
	Chief Accountant			27 March 2015
	Chief Financial Officer			27 March 2015
Zhang Zheng Rong	Executive Vice President	Male	56	10 August 2018	up to date	0	0	0	0	Yes
*Zhang Zheng Rong	Chief Operation Officer	Male	56	4 January 2017	15 November 2018
Luo Lai Jun	Executive Vice President	Male	47	18 March 2019	up to date	/	/	/	/	/
Ren Ji Dong	Executive Vice President	Male	54	7 May 2009	up to date	0	0	0	114.28	No
Cheng Yong	Executive Vice President	Male	56	21 August 2018	up to date	0	0	0	192.08	No
Wang Zhi Xue	Executive Vice President	Male	58	3 August 2012	up to date	0	0	0	188.01	No
Li Tong Bin	Chief Engineer	Male	57	30 April 2014	up to date	0	0	0	120.53	No
	Executive Vice President			14 September 2015
Su Liang	Chief Economist	Male	56	27 December 2007	up to date	0	0	0	95.84	No
Chen Wei Hua	Chief Legal Adviser	Male	52	16 June 2004	up to date	0	0	0	95.25	No
*Guo Zhi Qiang	Chief Marketing Officer	Male	55	27 September 2012	24 October 2018	0	0	0	71.76	Yes
Xie Bing	Secretary to the Board	Male	45	26 November 2007	up to date	0	0	0	94.71	No
Feng Hua Nan	COO Flight Safety	Male	56	15 August 2014	up to date	0	0	0	176.95	No
*Yang Ben Sen	Chief Pilot	Male	61	4 January 2017	28 March 2018	0	0	0	29.78	No
Guo Jian Ye	Chief Customer Officer	Male	56	4 January 2017	up to date	0	0	0	95.39	No
Luo Ming Hao	Chief Pilot	Male	56	28 March 2018	up to date	0	0	0	172.84	No
Wang Ren Jie	Chief Operation Officer	Male	54	15 November 2018	up to date	0	0	0	166.23	No
Total	/	/	/	/	/	0	0	0	1,737.46	/

Notes:

1.

According to proposals relating to performance appraisals, partial remuneration of some Directors, Supervisors and senior management shall be delayed as subject to evaluation result, total remuneration set out above includes such delay remuneration obtained during the reporting period;

2.

Mr. Cheng Yong, Mr. Wang Zhi Xue, Mr. Feng Hua Nan, Mr. Yang Ben Sen, Mr. Luo Ming Hao and Mr. Wang Ren Jie serve as pilots, and their remunerations are inclusive of crew allowance; Mr. Li Jia Shi’s remuneration was paid by CSAH since February 2018; Mr. Guo Zhi Qiang’s remuneration was paid by CSAH since October 2018; Mr. Yang Ben Sen resigned in March 2018; and Mr. Zheng Fan, Mr. Gu Hui Zhong receives remuneration in accordance with the relevant provisions of the PRC;

3.	* represents the personnel has already resigned as at the end of the reporting period.

As at 31 December 2018, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

(II)	Other positions held in other Companies by Directors, Supervisors and Senior Management

1.	Positions held in shareholder entities

Name of position holder	Name of entities	Position	Appointment date	Expiry date
Wang Chang Shun	CSAH	Chairman, Party Secretary	6 December 2016	To date
*Tan Wan Geng	CSAH	President, Director, Deputy Party Secretary	6 December 2016	30 November 2018
Zhang Zi Fang	CSAH	Deputy Party Secretary, Executive Vice President	26 August 2016	29 November 2018
Pan Fu	CSAH	Party Leadership Group Member, Team Leader of the Discipline Inspection Commission	29 October 2010	12 January 2019
*Han Wen Sheng	CSAH	Party Leadership Group Member, Executive Vice President	11 October 2016	29 November 2018
Han Wen Sheng	CSAH	Director, Deputy Party Secretary	29 November 2018	To date
Xiao Li Xin	CSAH	Party Leadership Group Member, Chief Accountant	11 October 2016	To date
Li Jia Shi	CSAH	Chairman of Labour Union	27 November 2017	To date
* Zhang Zheng Rong	CSAH	President Assistant	9 November 2017	15 June 2018
Zhang Zheng Rong	CSAH	Party Leadership Group Member, Executive Vice President	15 June 2018	To date
Mao Juan	CSAH	General Manager of the Audit Department	25 November 2017	To date
Xie Bing	CSAH	Director general of the Company Secretary Bureau	7April 2017	To date
Wang Ren Jie	CSAH	Secretary of CPC General Committee of the Legal Standard Department	6 September 2018	To date

Note:   Those with * are those who has resigned at the end of the reporting period.

2.	Positions held in other entities

Name of position holder	Name of other entities	Position(s) held in other entities
Gu Hui Zhong	China Bank of Communications Company Limited	Supervisor
Tan Jin Song	Guangzhou Hengyun Enterprises Holdings Ltd.	Independent Director
Tan Jin Song	COSCO SHIPPING Specialized Carriers Co., Ltd.	Independent Director
Tan Jin Song	Shanghai RAAS Blood Products Co., Ltd.	Independent Director
Tan Jin Song	Huafa Industrial Co.,Ltd. Zhuhai.	Independent Director
Jiao Shu Ge	CDH China Management Company Limited	Director and President
Jiao Shu Ge	Fujian Nanping Nanfu Battery Company Limited	Chairman
Jiao Shu Ge	Hainan Clear water Bay Tourism Company Limited	Chairman
Jiao Shu Ge	Hainan Aloha Hotels Company Limited	Chairman
Jiao Shu Ge	Shanghai Qing Chen Real Estate Development Company Limited	Chairman
Jiao Shu Ge	Shanghai Maitai Jun’Ao Biological Technology Co., Ltd (formerly as Shanghai Bai An Yi Xing Investment Company Limited)	Director
Jiao Shu Ge	Shanghai Hightech Pharmaceutical Company Limited	Director
Jiao Shu Ge	Shanghai Mai Tai Ya Bo Biotechnology Company Limited	Director
Jiao Shu Ge	Shanghai Biomabs Pharmaceuticals Co., Ltd.	Director
Jiao Shu Ge	Taizhou Mabtech Pharmaceutical Co., Ltd.	Director
Jiao Shu Ge	Taizhou Mabtech Biological Technology Co., Ltd	Director
Jiao Shu Ge	Henan Shuanghui Investment & Development Company Limited	Director
Jiao Shu Ge	Inner Mongolia Hetao Spirit Group Company Limited	Chairman
Jiao Shu Ge	CDH Equity Investment Management (Tianjin) Company Limited	Director
Jiao Shu Ge	Beijing Taiyang Pharmaceutical Industry Company Limited	Director
Jiao Shu Ge	Henan Luohe Shineway Industry Group Company Limited	Director
Jiao Shu Ge	WH Group Limited	Director
Jiao Shu Ge	United Global Food (US) Holdings, Inc	Director
Jiao Shu Ge	Smithfield Foods, Inc	Director
Jiao Shu Ge	Rotary Vortex Ltd	Director
Jiao Shu Ge	Joyoung Company Limited	Director
Jiao Shu Ge	Chery Automobile Company Limited	Director
Jiao Shu Ge	Mabtech Limited	Director
Jiao Shu Ge	Mabtech Holdings Limited	Director
Jiao Shu Ge	GeneMab Limited	Director
Jiao Shu Ge	China Mengniu Dairy Company Limited	Independent Director
Jiao Shu Ge	Plymouth Hainan Pharmaceutical Company Limited	Director
Jiao Shu Ge	Beijing Dongfanglue Biomedical Technology Co., Ltd.	Director
Jiao Shu Ge	Tianjin Wei Yuan Investment Management Company Limited	Executive Director
Jiao Shu Ge	Ningbo Economic and Technological Development Zone Wei Jun Investment Advisory Company Limited	Executive Director, President
Jiao Shu Ge	Ningbo Economic and Technological Development Zone Xu Bo Investment Advisory Company Limited	Executive Director, President
Jiao Shu Ge	Ningbo Yafeng Electric Products Co., Ltd. (Formerly as Fujian Nanping Dafeng Electric Products Co., Ltd.)	Executive Director, President
Jiao Shu Ge	Ningbo Akin Electronic Technology Co., Ltd.	Chairman, President
Jiao Shu Ge	Shenzhen DH Venture Capital Investment Management Co., Ltd	Director
Jiao Shu Ge	Wuhu Zhengding Investment Management Co., Ltd.	Chairman
Jiao Shu Ge	CP&CDH Capital Company Limited	Director
Jiao Shu Ge	Shanghai Ruiyou Equity Investment Fund Management Company Limited (上海瑞有股權投資基金管理有限公司)	Director

Name of position holder	Name of other entities	Position(s) held in other entities
Mao Juan	Nan Lung International Freight Limited	Chairman of Supervisory Committee
Mao Juan	Southern Airlines Group Finance Company Limited	Chairman of Supervisory Committee
Mao Juan	Xiamen Airlines Company Limited	Supervisor
Zhang Zi Fang	China Southern Airlines Henan Airlines Company Limited	Chairman
Han Wen Sheng	Sichuan Airlines Corporation Limited	Vice Chairman
Han Wen Sheng	China Air Transport Association	Vice Director General
Han Wen Sheng	TravelSky Technology Limited	Director
Xiao Li Xin	Shantou Airlines Company Limited	Chairman
Xiao Li Xin	Guizhou Airlines Company Limited	Chairman
Xiao Li Xin	Xiamen Airlines Company Limited	Director
Xiao Li Xin	China Southern Airlines Overseas (Hong Kong) Company Limited	Director
Wang Zhi Xue	Zhuhai Airlines Company Limited	Chairman
Wang Zhi Xue	Xiamen Airlines Company Limited	President
Li Tong Bin	Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.	Chairman
Li Tong Bin	Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Chairman
Li Tong Bin	MTU Maintenance Zhuhai Co., Ltd.	Chairman
Su Liang	Sichuan Airlines Corporation Limited	Director
Su Liang	Southern Airlines Culture and Media Company Limited	Chairman
Su Liang	China Southern West Australian Flying College Pty Ltd.	Chairman
Chen Wei Hua	Xiamen Airlines Company Limited	Director
Guo Zhi Qiang	China Southern Airlines Xiongan Airlines Company Limited	Executive Director
Xie Bing	China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司)	Chairman
Xie Bing	CSA International Finance Leasing Co., Ltd.	Chairman
Feng Hua Nan	Zhuhai Xiang Yi Aviation Technology Company Limited	Chairman
Guo Jian Ye	Shenzhen Air Catering Co., Ltd.	Chairman
Guo Jian Ye	Guangzhou Nanland Air Catering Company Limited	Chairman
Guo Jian Ye	Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited	Chairman
Guo Jian Ye	China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd.	Chairman

(III)	Changes in Directors, Supervisors and Senior Management of the Company

During the reporting period, changes in the Directors, supervisors and senior management of the Company were as follows:

Name	Position	Change	Reason of change
Tan Wan Geng	Vice Chairman	Resigned	Job Changes
	Executive Director	Resigned	Job Changes
	President	Resigned	Job Changes
Zhang Zi Fang	Executive Vice President	Resigned	Retired
Han Wen Sheng	Executive Vice President	Resigned	Job Changes
Zhang Zheng Rong	Executive Vice President	Appointed	Appointed by the Board
	Chief Operation Officer	Resigned	Job Changes
Cheng Yong	Executive Vice President	Appointed	Appointed by the Board
Guo Zhi Qiang	Chief Marketing Officer	Resigned	Job Changes
Yang Ben Sen	Chief Pilot	Resigned	Retired
Luo Ming Hao	Chief Pilot	Appointed	Appointed by the Board
Wang Ren Jie	Chief Operation Officer	Appointed	Appointed by the Board

(IV)	Changes of Information of Directors and Supervisors under Rule 13.51B(1) of the Stock Exchange Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Stock Exchange Listing Rules since the date of 2018 interim report:

1.

Mr. Tan Wan Geng resigned Executive Director of the Company, Vice Chairman of the Board, the member of Aviation Safety Committee of the Board and the President of the Company, and ceased to act as the authorized representative of the Company under the Rule 3.05 of the Listing Rules of the Stock Exchange.

2.	Mr. Zhang Zi Fang, an Executive Director, was appointed as the authorized representative of the Company under the Rule 3.05 of the Listing Rules of the Stock Exchange.

3.	Mr. Gu Hui Zhong serves as Supervisor of China Bank of Communications Company Limited.

4.	Mr. Tan Jin Song serves as Independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd. and no longer acts as Independent Director of Poly Real Estate Company Limited.

5.

Mr. Jiao Shu Ge serves as Director of Shanghai Ruiyou Equity Investment Fund Management Company Limited (上海瑞有股權投資基金管理有限公司) and no longer acts as Chairman of Tianjin Guan Jing Investment Advisory Company Limited.

6.

Ms. Mao Juan no longer acts as Chairman of Supervisory Committee of Guangzhou Nanland Air Catering Company Limited, Supervisor of Chongqing Airlines Company Limited, Supervisor of Guizhou Airlines Company Limited, Supervisor of Zhuhai Airlines Company Limited, Supervisor of China Southern Airlines Henan Airlines Company Limited and Supervisor of Guangzhou Baiyun International Logistic Company Limited.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Stock Exchange Listing Rules.

(V)	Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the shareholders’ meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, Supervisors and senior management amounted to RMB17,374,600 (2017: RMB14,742,600).

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group’s operating results, individual performance and comparable market statistics in accordance with the above-mentioned Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in notes 51 and 60 to the financial statements prepared under IFRSs.

Details of other employees’ pension scheme and housing benefits are set out in notes 46 and 52 the financial statements prepared under IFRSs.

Remuneration Band		Senior Management
RMB	2018	2017
0-500,000	1	1
500,001-1,000,000	5	4
1,000,001-1,500,000	2	2
1,500,001-2,000,000	5	3
Total	13	10

6.	Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2018, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

7.	Profiles of Current Directors, Supervisors and Senior Management

Profiles of Current Directors, Supervisors and Senior Management

Directors

Wang Chang Shun, male, born in July 1957 (aged 61), graduated from University of Science and Technology of China majoring in management science and engineering and he has a Ph.D. degree. He is a Doctor of Management and senior expert of political science. He began his career in February 1976. He joined the Chinese Communist Party in March 1982. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China (Deputy ministerial). In October 2011, he was appointed as General Manager and Deputy Party Secretary of China National Aviation Holding Company and also was appointed as the Chairman of Air China Limited. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, General Manager and Deputy Party Secretary of China National Aviation Holding Company in February 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company in May 2016. In December 2016, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman, Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, a member of the 12th CPC Guangdong Provincial Committee and standing committee member and member of the 13th National Committee of the Chinese People’s Political Consultative Conference.

Zhang Zi Fang, male, born in October 1958 (aged 60), graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. He began his career in March 1976. He joined the Chinese Communist Party in February 1980. He served as the Deputy Commissioner of the Office of Northern Airlines Company, Deputy Commissioner and Commissioner of Shenyang Flight Team Northern Airlines Company and Party Secretary of Jilin Branch of Northern Airlines Company. He served as the General Manager of Dalian Branch China Northern Airlines Company in January 2003. He had been the Director of Political Works Department of CSAH in October 2003. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company in February 2005. He had been the Deputy Party Secretary and Executive Vice President of the Company in December 2007. He was the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been the Director, the Party Secretary and Executive Vice President of the Company in June 2009. He had been the Party member of CSAH and the Director, the Party Secretary and Executive Vice President of the Company in August 2011. Mr. Zhang has been Deputy Party Secretary, Executive Vice President of CSAH and Director, Party Secretary, Executive Vice President of the Company as well as the Chairman of China Southern Airlines Henan Airlines Company Limited since August 2016. Since November 2017, he has been Deputy Party Secretary and Executive Vice President of CSAH, Director, Deputy Party Secretary and Executive Vice President of China Southern Airlines Company Limited; In November 2018, he ceased to act as Deputy Party Secretary and Executive Vice President of CSAH and Deputy Party Secretary of China Southern Airlines Company Limited due to his retirement. In January 2019, he ceased to act as Executive Vice President of China Southern Airlines Company Limited.

Zheng Fan, male, born in November 1955 (aged 63), graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macao and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been an independent Director of the company since 20 December 2017.

Gu Hui Zhong, male, born in November 1956 (aged 62), graduated with a master degree from Zhengzhou Aviation Iudustry Institute and Beihang University majoring in International Finance and is a senior accountant of professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Director-general of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as a supervisor of the Bank of Communications and vice chairman of the Accounting Society of China. Since 20 December 2017, Mr. Gu has been an independent Director of the Company.

Tan Jin Song, male, born in January 1965 (aged 54), graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a council member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd., Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been an independent Director of the Company since 26 December 2013.

Jiao Shu Ge, male, born in February 1966 (aged 53), with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity investment. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. He is also the President of Fujian Nanping Nanfu Battery Company Limited, Inner Mongolia Hetao Spirit Group Company Limited, Shanghai Maitai Jun’Ao Biological Technology Co., Ltd, Shanghai Hightech Pharmaceutical Company Limited, Wuhu Zhengding Investment Management Co., Ltd. and other companies; He acted as a director of a number of companies including WH Group Limited, Henan Shuanghui Investment & Development Co.,Ltd., Joyoung Co., Ltd. and Chery Automobile Co., Ltd.; and also acted as an independent director of China Mengniu Dairy Company Limited and associated companies of CDH Investments.

Mr. Jiao has been an independent Director of the Company since 30 June 2015.

Supervisor

Pan Fu, male, born in February1963 (aged 56), graduated from Chongqing University majoring in Electrical Engineering Department of Power Systems and Automation. He has a Master’s Degree of Science. Also, he is a senior engineer. He began his career in July 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Director of Yang Tsung Hai Electricity Supply Limited Liability Company of Yunnan Province (雲南省陽宗海發電有限責任公司.), the Deputy Director of the Planning & Development Division of Electric Power Industry Bureau of Yunnan Province and the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation. He served as the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of China Southern Power Grid Company Ltd. and Research Center, and served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd.. In October 2010, Mr. Pan has been the team leader and party member of the Discipline Inspection Commission of CSAH; in December 2010, he has been the team leader and party member of the Discipline Inspection Commission of CSAH and Chairman of Supervisory Committee of China Southern Airlines Company Limited; In November 2017, he has been the team leader and party member of the Discipline Inspection Commission of China Southern Air Holding Limited Company and Secretary of the Commission for Discipline, Party member and Chairman of Supervisory Committee of China Southern Airlines Company Limited. In January 2019, he ceased to be the team leader and party member of the Discipline Inspection Commission of China Southern Air Holding Limited Company and Secretary of the Commission for Discipline and Party member of China Southern Airlines Company Limited due to his work reallocation.

Li Jia Shi, male, born in May 1961 (aged 57), graduated from Party School of the CPC majoring in Economic Administration and has a bachelor degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company in April 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH in December 1999; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, member of the Standing Committee of the CPC and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office in February 2012, and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He has acted as the Labour Union chairman and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018.

Mao Juan, female, born in December 1972 (aged 46), obtained a bachelor degree in Accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the deputy general manager of Audit Department in the CSAH and the Company from April 2017. She has served as the General Manager of CSAH and the Company’s Audit Department since November 2017. She served as the supervisor of the Company, general manager of Audit Department of CSAH and the Company since December 2017. Currently, she is the Chairman of the Supervisory Committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited.

Senior Management

Mr. Ma Xu Lun, male, born in July 1964 (aged 54). He graduated from the School of Mechanical Science & Engineering of HUST, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined in the Chinese Communist Party in October 1990. He has been the deputy general manager of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as the director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Corporation Limited in December 2004, and deputy general manager and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and general manager and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and deputy general manager of China Eastern Air Holding Company and general manager of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as the director, general manager and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, general manager and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016; In January 2019, he acted as the director, general manager and deputy party secretary of China Southern Air Holding Limited Company. In March 2019, he acted as the director, general manager and deputy party secretary of China Southern Air Holding Limited Company and president of China Southern Airlines Company Limited.

Mr. Han Wen Sheng, male, born in January 1967 (aged 52), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was a economist. He began his career in August 1987, and joined the Chinese Communist Party in May 1985. He was served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy Party Secretary of Shanghai base. He acted as Deputy Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Limited Company, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Vice president of the Company in November 2018. From January 2019, he served as director and Deputy Party Secretary of China Southern Air Holding Limited Company. Currently, he also served as Vice Chairman of Sichuan Airlines Corporation, director of TravelSky Technology Limited and Vice Director General of China Air Transport Association.

Xiao Li Xin, male, born in June 1966 (aged 52), graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991, and joined the Chinese Communist Party in February 1998. He served as the Deputy General Manager of the Finance Department of the Company from March 2001. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. From October 2016, he has served as Chief Accountant and Party member of China Southern Air Holding Limited Company (CSAH) and Chief Accountant and Chief Financial Officer of the Company. From November 2017, he has served as Chief Accountant and Party member of CSAH and Executive Vice President, Chief Accountant, Chief Financial Officer and a member of the Party Committee of the Company. For now, he also serves as Chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Director of Xiamen Airlines Company Limited as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Zhang Zheng Rong, male, born in September 1962 (aged 56), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Pilot of CSAH and Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Deputy general manager, Party Member of CSAH and the Executive Vice President, Chief Operation Officer of the Company. Since November 2018, he acted as the Deputy General Manager, Party Member of CSAH and the Executive Vice President of the Company.

Luo Lai Jun, male, born in October 1971 (aged 47), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party member of China Southern Air Holding Limited Company in February 2019; Executive Vice President and the Party member of China Southern Air Holding Limited Company and Executive Vice President of the Company in March 2019.

Ren Ji Dong, male, born in January 1965 (aged 54), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 56), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a command pilot. He began his career in January 1982, and join the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company (中國北方航空公司瀋陽飛行總隊), vice president of China Northern Airlines Company Tian’e LLC (中國北方航空公司天鵝航空有限責任公司) and president of China Northern Airlines Company Sanya Co., Ltd. (中國北方航空公司三亞有限公司). He served as the General Manager of CSAHC Northern Division in November 2004; president and deputy party secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reoganization of Liaoning Airport Management Group Company, president and deputy party secretary of Northern Branch of the Company in October 2008; deputy leader of steering group for reoganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017; and Executive Vice President of the Company in August 2018.

Wang Zhi Xue, male, born in January 1961 (aged 58), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, chief pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, president and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tong Bin, male, born in December 1961 (aged 57), graduated with a bachelor degree from Northeastern University majoring in industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree form Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Guangzhou Aircraft Maintenance Engineering Co., Ltd. and MTU Maintenance Zhuhai Co., Ltd..

Su Liang, male, born in April 1962 (aged 56), graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003, the Secretary to the Board, Deputy Director and Party member of Commercial Steering Committee of the Company from November 2005, the Company Secretary and Director of Company Secretary Office and Deputy Director and Party member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd..

Chen Wei Hua, male, born in October 1966 (aged 52), graduated from the School of Law of Peking University with a bachelor degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from December 2003. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Xie Bing, male, born in September 1973 (aged 45), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the the Secretary to the Board of the Company, Director of the Company Secretary Bureau of China Southern Air Holding Limited Company and Director of the Company Secretary Bureau of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas students Sodality (中央企業留學人員聯誼會) and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Hua Nan, male, born in November 1962 (aged 56), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as the Chairman of Zhuhai Xiang Yi Aviation Technology Co., Ltd..

Guo Jian Ye, male, born in December 1962 (aged 56), graduated from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting, South China Normal University majoring in Political Education in Education Management Department and the Party School of the Central Committee of CPC majoring in economic management. He obtained a master’s degree from the Party School of the Central Committee of CPC and also obtained a Bachelor of Philosophy. He is an expert of political science. He began his career in May 1980, and joined the Chinese Communist Party in May 1986. He was appointed as Secretary of Youth League Committee, Deputy Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Political Department of Air traffic management bureau under CAAC Central and Southern Regional Administration, Vice Director of Air traffic management bureau under CAAC Central and Southern Regional Administration and General Manager of Guangdong CAAC Central and Southern Industrial Co., Ltd., Deputy Head of CAAC Hainan Safety Supervision Office, Head and Party Secretary of CAAC Henan Safety Supervision Office, Director and Party Secretary of CAAC Henan Safety Supervision Administration, the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014, he acted as, Director and Deputy Party Secretary of Commercial Steering committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company. For now, he also acts as Chairman of Shenzhen Air Catering Co., Ltd., Guangzhou Nanland Air Catering Company Limited, Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited, China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd..

Luo Ming Hao, male, born in September 1962 (aged 56), graduated from the Civil Aviation Flight University of China for professional flying. He graduated with a master degree from the Party School of Hunan Provincial Committee (湖南省委黨校) majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot (二級飛行員). He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy manager, manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

Wang Ren Jie, male, born in October 1964 (aged 54), has bachelor’s degrees from People’s Liberation Army Air Force No.1 Flight Academy (中國人民解放軍空軍第一飛行學院) majoring in Aircraft Piloting and Aviation Theory and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a Second Class Pilot. He began his career in June 1983, and join in the Chinese Communist Party in December 1990. He has been the Vice President of the Flight Management Division of the Company, Vice President and a party member of Guangzhou Flight Division of the Company, President of the Flight Management Division of the Company. He served as the President and Deputy Party Secretary of Xi’an branch of the Company in August 2014; President of the Flight Management Division of the Company in December 2016, and President of the Flight Management Division, a member of the Party Committee of Administrative Office of the Company in February 2017; President of the Flight Management Division of China Southern Air Holding Limited Company and the Company in April 2017; Deputy Chief Operation Officer of the Company in May 2018; the Secretary of CPC General Branch of laws & standards Division of China Southern Air Holding Limited Company and the Company in September 2018; Chief Operation Officer of the Company and Secretary of CPC General Branch of laws & standards Division of China Southern Air Holding Limited Company and the Company in November 2018.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II.	STAFF OF THE COMPANY AND SUBSIDIARIES

1.	Staff

As of 31 December 2018, the Group had an aggregate of 100,831 employees (31 December 2017: 96,234).

Number of current staff in the Company	Number of current staff in major subsidiaries	Total number of current staff
67,808	33,023	100,831

Professions composition

Number of professionals
Categories by profession	(by person)
Pilots	9,698
Cabin attendants (including part-time security personnel)	21,297
Air marshals	2,595
Engineering unit	16,589
Navigation unit	2,546
Passenger transportation unit	9,108
Cargo transportation unit	6,370
Ground services unit	10,963
Information unit	1,855
Financial unit	2,376
Others	17,434
Total	100,831

Educational level

Categories by education levels	Number (by person)
Postgraduates	4,061
Undergraduates	44,887
Junior college	32,248
Technical School or below	19,635
Total	100,831

2.	Professions Composition Chart and Education Composition Chart

3.	Emolument Policy of Employees

During the reporting period, the Company adhered to the principle of giving priority to efficiency and market-oriented, established and improved the measures for management of grading and classification of the gross wages of its subordinate enterprises, and enlaeged the extent of benefits-linked. Meanwhile, the Company also strictly monitored the implementation of budget and eliminated budget distribution against the rules so as to control the annual labor costs and total wages occurred within the budget. Focusing on strategic key tasks, the Company innovated salary allocation methods, allocated more salaries to key positions and key groups, and explored salary incentive schemes adapted to different positions and groups. In addition, it also insisted on paying salaries according to positions, abilities and performance, implemented vertical assessment, and enhanced the link between salary allocation and performance appraisal of units, departments and employees, in order to promote the Company to achieve its strategic objectives.

4.	Training Plan

The Company will continue to adhere to the concept of “training creates value” and accelerate the construction of an integrated education and training system with the characteristics of China Southern Airlines.

In 2019, the Company plans to focus on providing qualification training to employees, with improvement training supplemented. Training resources will focus on ensuring the qualification training of flight, maintenance, flight operation, passenger cabin, ground service, security and many other systems, so as to improve the Company’s safety operation level and service quality level.

In 2019, key employee training projects of the Company include: for flight system, flight technology training and pilots’ annual retraining; for maintenance system, pre-job training for new employees and basic license training for maintenance personnel; for maintenance system, training for new dispatchers, re-training for dispatchers and training for international operation familiarity; for passenger cabin system, regular re-training for attendants; and for marketing system, training for international talents as to passenger and freight transportation marketing, etc.

At the same time, the Company will start, in maintenance, passenger cabin and other systems, the pilot projects of selecting and training highly-skilled talents on the basis of the plan for construction of highly-skilled talent teams. It will also promote top-level policy design from the aspects of selection, utilization, education and retention of talents, and train a group of “China Southern Aviation Craftsmen” and “Skill Masters” by reference to the advanced level inside and outside the industry and both at home and abroad.

5.	Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)
52.95 million hours	2,756.43 million

CORPORATE GOVERNANCE

REPORT

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association of the Company, has set up its corporate governance systems consisted of general meeting, the Board, Supervisory Committee and senior management. This forms the Company’s operation mechanism based on which the Company’s organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company’s actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by China Securities Regulator Commission. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders’ value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CORPORATE GOVERNANCE CODE

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2018.

The corporate governance practices adopted by the Company are summarized below.

SYSTEM CONSTRUCTION

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related government rules. During the reporting period, the Company modified its Articles of Association. Such modifications were considered and approved in the annual general meeting of 2017. After the completion of the Non-public Issuance of A Shares and Non-public Issuance of H Shares, with change in the registered capital, number of shares, capital structure and shareholdings of the Company incurred, the Company amended responding provisions of the Articles of Association accordingly.

THE GENERAL MEETING

The general meeting is the top organ of authority and exercise all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, Articles of Association, and the rules and procedures of shareholders’ general meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 1 general meeting and engaged lawyers to witness the procedures for calling and holding a general meeting. Such procedures were legal and effective and ensured all shareholders, especially minority investors, to participate in decision to fairly exercise their rights by online voting at the general meeting.

THE BOARD

The Board is the decision-making body of the Company and accountable to the General Meeting of Shareholders. Within the scope of its functions and powers stipulated in the Articles of Association, it shall formulate the Company’s development strategies in accordance with the procedures stipulated in the Rules of Procedure of the Board. In addition, it shall supervise the implementation of the operation and management and the financial performance, and provide recommendations on appointment of directors and executives. It shall also make decisions on major contracts and transactions, as well as other major policies and financial matters. The Board reasonably authorized executive directors and senior managers according to law. This helped improve the decision-making level and procedure efficiency, and promote the development of the Company’s production and operation.

The major issues which were brought before the Board for their decisions included:

1.	Direction of the operational strategies of the Group;

2.	Setting the policies relating to key business and financial objectives of the Company;

3.	Monitoring the performance of the management;

4.	Approval of material acquisitions, investments, disposal of assets or any significant capital expenditure of the Group;

5.	Ensuring a prudent and effective internal control system; and

6.	Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice President, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice President and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As at 31 December 2018, the members of the 8th session of the Board comprise two executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 126 to 128 of this Annual Report.

The Board held 36 meetings in 2018, all of which were convened in accordance with the Articles of Association. The Company held 1 general meeting in 2018, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

Name of Directors	Whether independent Director or not	Attendance of board meetings						Attendance of General Meetings
		Numbers of meetings that required attendance	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Numbers of meetings attendance
Wang Chang Shun	No	36	4	32	0	0	No	1
Tan Wan Geng (Retired on 30 November 2018)	No	34	2	31	1	0	No	1
Zhang Zi Fang	No	36	2	32	2	0	No	0
Zheng Fan	Yes	36	4	32	0	0	No	1
Gu Hui Zhong	Yes	36	4	32	0	0	No	1
Tan Jin Song	Yes	36	4	32	0	0	No	1
Jiao Shu Ge	Yes	36	3	32	1	0	No	0
Meetings of the Board held during the year				36
Of which: number of meetings attended in person				4
Number of meetings held by way of conference communication				32
Number of meetings held by combination of attendance in person and by way of conference communication				0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group’s strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent more than one-third of the Board. One independent non-executive Director, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent. In addition, their extensive experiences in business and finance are very important to the Company’s successful development. In 2018, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

DIRECTORS

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but only up to 2 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company’s Directors must observes and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company’s independent Directors work diligently, are devoted, actively attend meetings of the Board and its committees, express independent opinions about connected transactions, external guarantees, cash dividends, appointment and removal of Directors and senior management and many other affairs, and give advice and suggestions on the Company’s production, operation, and debt restructuring. During the reporting period, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang are the executive Directors of 8th session of the Board. Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge are independent non-executive Directors of 8th session of the Board. Mr. Tan Wan Geng, a former executive Director, resigned on 30 November 2018.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors’ responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for Directors will be arranged as necessary.

During 2018, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2018 actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

SUPERVISORY COMMITTEE

The Company’s Supervisory Committee is consisted of the shareholder representative supervisors who are elected and removed by the general meeting, and staff representatives supervisors who are elected by the Company’s worker representatives. Currently, the Supervisory Committee consists of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is worker representative supervisor. The Supervisory Committee has 1 chairman. None of the Company’s Directors, President, Vice President or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors work diligently, honestly, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meeting, legally supervise the decision-making procedures of the Company’s connected transactions, cash dividends, external guarantees, and many other major affairs, as well as the performance of duties of the Company’s Directors and senior management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company’s internal control systems. During the reporting period, the Supervisory Committee convened a total of 2 on-site meetings and 4 extraordinary meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company’s major affairs, such as, the Company’s compliance, periodical reports, financial work, cash dividends, connected transactions, internal control, and gave audit opinions.

BOARD COMMITTEES

The Company has put in place a Strategic and Investment Committee, an Audit and Risk Management Committee, a Remuneration and Assessment Committee, a Nomination Committee and a Aviation Safety Committee. Further details of the roles and functions and the composition of each of the committees are set out below:

STRATEGIC AND INVESTMENT COMMITTEE

The Strategic and Investment Committee comprises three members and is chaired by Mr. Wang Chang Shun. The other two members are Mr. Gu Hui Zhong as independent non-executive Director and Mr. Jiao Shu Ge as independent non-executive Director.

The Strategic and Investment Committee held 1 meeting in 2018, which was held according to its rules and procedures, and considered a report on the Company’s proposed development program for world-class air transport enterprises. The attendance of each member is as follows.

Members of Strategic and Investment Committee	(No. of meetings) Attended/Eligible to attend
Wang Chang Shun (chairman)	1/1
Gu Hui Zhong	1/1
Jiao Shu Ge	1/1

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee comprises three independent non-executive Directors, one of whom, Mr. Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2018, the Audit and Risk Management Committee was chaired by Mr. Tan Jin Song with Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members of the Audit and Risk Management Committee. The Audit and Risk Management Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”. In 2018, the Audit and Risk Management Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group’s 2018 quarterly results, 2018 interim results and 2017 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit and Risk Management Committee also examined the effectiveness of the Company’s internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company’s business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviewed the Company’s internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

The Audit and Risk Management Committee held 13 meetings in 2018. The Audit and Risk Management Committee has performed all its obligations under its terms of reference. The attendance of each member is as follows:

Members of the Audit and Risk Management Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	13/13
Gu Hui Zhong	13/13
Jiao Shu Ge	13/13

The Audit and Risk Management Committee reviewed the performance, independence and objectivity of the Company’s auditors and was satisfied with the results.

The Audit and Risk Management Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

At 2017 annual general meeting of the Company, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2018 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2018.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company’s external auditor to the Group in 2017 and 2018:

	2018	2017
	RMB Million	RMB Million
Audit fees	15.5	14
Non-audit fees	2.7	0
Total	18.2	14

Note: Non-audit fees are mainly derived from tax services.

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2018, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Zhang Zi Fang (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Remuneration and Assessment Committee held 2 meetings in 2018, which was held according to its rules and procedures. The meeting reviewed the resolutions including the total remuneration accounts for the year 2016, the total remuneration budgets and accounts for the year 2017, and the total remuneration budget for the year 2018, the Company’s labour and salary system reform plan. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Gu Hui Zhong (chairman)	2/2
Zhang Zi Fang	2/2
Zheng Fan	2/2

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2018.

NOMINATION COMMITTEE

As at 31 December 2018, the Nomination Committee consists of three members, including Mr. Zheng Fan (independent non-executive Director) as chairman and Mr. Wang Chang Shun (executive Director) and Mr. Jiao Shu Ge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Senior Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Senior Management; investigate and propose candidates for Directors and Senior Management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company’s actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The selection procedures of Directors and senior management are (1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing; (2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market; (3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing; (4) to seek the nominees’ acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management; (5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management; (6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management; and (7) to conduct other follow-up work according to the decision and feedbacks of the Board. The criteria to be considered as reference by the Nomination Committee in assessing a proposed candidate include the required skills, knowledge and quality to perform the duties. Details of the criteria are set out in the Procedural Rules of the Board of Directors which has been published by the Company on the website of the Stock Exchange at “www.hkexnews.hk”. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Nomination Committee held 4 meetings in 2018, to nominate and appoint Mr. Luo Ming Hao as the Chief Pilot of the Company, Mr. Zhang Zheng Rong and Mr. Cheng Yong as Executive Vice President of the Company, and Mr. Wang Ren Jie as Chief Operation Officer of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2018. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Zheng Fan (chairman)	4/4
Wang Chang Shun	4/4
Jiao Shu Ge	4/4

AVIATION SAFETY COMMITTEE

The Aviation Safety Committee comprises three members and is chaired by Mr. Tan Wan Geng as the former executive Director. The other two members are Mr. Zheng Fan as independent non-executive Director and Mr. Tan Jin Song as independent non-executive Director. Mr. Tan Wan Geng has resigned with effective from 30 November 2018.

The Aviation Safety Committee held 1 meeting in 2018, which was held according to its rules and procedures, and considered a report on the Company’s work on flight safety in 2018. The attendance of each member is as follows.

Members of Aviation Safety Committee	(No. of meeting) Attended/Eligible to attend
Tan Wan Geng (resigned on 30 November 2018)	0/1
Zheng Fan	1/1
Tan Jin Song	1/1

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board established board diversity policy. The Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2018 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Company, which acknowledges the reporting responsibilities of the Group’s auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company’s external auditor, KPMG, are set out on pages 160 to 166 to auditor’s report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

During the reporting period, the Company upheld a professional, open and positive attitude, adhered to investor-centered policy, actively responded to complex external environment changes, and continuously improved the quality of investor relations work.

The Company improved its communication mechanism and strengthened two-way communication. The Company held or attended over 100 performance release conferences, road shows and telephone conferences throughout the year, and deeply communicated with more than 1,500 investors. On the one hand, it accurately, comprehensively and objectively conveyed the information of its development strategy, production and operation, financial management and so on; on the other hand, it actively collected and summarized the views of capital market and shareholders’ suggestions to provide valuable information for the Company’s development.

The Company strengthened infrastructure construction and built multiple pipelines. It continued to improve the databases of institutions, analysts and individual shareholders, strengthened the dynamic tracking of shareholder structure, and kept improving online and offline platforms in the light of the different needs of investors. In addition, it also gave full play to the advantages of Internet channels to enable the Company to response more quickly to the public opinion in the capital market.

During the reporting period, the Company was awarded the title of “The Listed Company Most Respected by Investors” by China Listed Companies Association, and its brand image was further enhanced.

Investors and the public may refer to the Company’s website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1.	Open the Home page of the Company’s website and click “Investor Relations”

2.	Click the content you want to read

For enquiries about shareholders’ general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8611-2480, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary by the above means.

INFORMATION DISCLOSURE

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely, fair and effectively.

During the reporting period, under the background of comprehensive, strict and legal supervision, the Company strengthened the system establishment and amended Implementation Rules regarding Information submitted by the Board; fully optimized process, improved information-delivery efficiency and internal and external communication efficiency. Further, the Company also enhanced information disclosure and staff training, and sent staff to attend information disclosure compliance training of Shanghai Stock Exchange several times.

In August 2018, the Company received a level-A information disclosure rating for the year 2017-2018 from Shanghai Stock Exchange.

AMENDMENTS TO ARTICLES OF ASSOCIATION

On 26 April 2018, the Company convened an extraordinary meeting of the 8th session of the Board and approved a resolution to amend the Company’s Articles of Association (“Proposed Amendments”). The Proposed Amendments reflects the change of the company name of the controlling shareholder of the Company from “China Southern Air Holding Company”to “China Southern Air Holding Limited Company”. For details, please refer to the Company’s announcement dated 26 April 2018. The Proposed Amendments were approved by the Company’s shareholders at the annual general meeting on 15 June 2018.

On 16 October 2018, the Company convened an extraordinary meeting of the 8th session of the Board, and unanimously passed a resolution for supplementary modification to related terms of the Articles of Association according to the authorization granted in the Company’s first extraordinary general meeting of 2017 and the non-public issue results, thus to reflect the increase in registered capital of the Company. For details, please refer to the Company’s announcement dated 16 October 2018.

Save as disclosed above, in 2018, there was no other amendments made to the Articles of Association.

SHAREHOLDERS’ RIGHTS

As one of the measures to safeguard shareholders’ interests and rights, separate resolutions are proposed at shareholders’ meetings on each substantial issue, including the election of individual Directors, for shareholders’ consideration and voting. All resolutions put forward at shareholders’ meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at “www.hkexnews.hk” and the website of the Company at “www.csair.com” after the relevant shareholders’ meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company Secretary Bureau of the Company or via email as set out in the above section headed “Communications with shareholders and investors and investor relations”.

FIVE GOVERNANCE SYSTEMS WITH MODERN STANDARDS

The world’s first-class airlines have modern governance systems and capabilities. We also must establish modern corporate systems with Chinese characteristics. To realize this, we need to strengthen the leadership of CCP, perfect the governance structure, enhance strategic management, improve market mechanism and build our corporate culture. The building of modern governance systems is to drive our high-quality development.

CORPORATE

BOND

I.	BASIC INFORMATION OF CORPORATE BONDS

Unit: RMB million

				Outstanding balance	Interest		Trading
Abbreviation	Code	Issuance date	Maturity date	of bonds	Rate(%)	Repayment of principal and interest	floor
15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	2,654.98	4.15	Pay interests once a year, pay back principal plus interests when due	SSE
16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97	Pay interests once a year, pay back principal plus interests when due	SSE
16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12	Pay interests once a year, pay back principal plus interests when due	SSE
18 China Southern Airlines 01	155052	27 November 2018	27 November 2021	2,000	3.92	Pay interests once a year, pay back principal plus interests when due	SSE

Note: As at the date of this report, 16 China Southern Airlines 01 has been delisted.

II.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt Repayment Plan:

The interest date of 15 China Southern Airlines 01 corporate bonds was 20 November 2015. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020, respectively. If the investors exercise the option for redemption, then the interest date for the redeemed portion of the bonds will be on 20 November annually from 2016 to 2018. The repayment date of 15 China Southern Airlines 01 corporate bonds is 20 November 2020. If the investors exercise the option for redemption, then the interest date for the redeemed portion of the bonds will be on 20 November 2018. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 16 China Southern Airlines 01 corporate bonds was 3 March 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 3 March of each year from 2017 to 2019, respectively. The repayment date of 16 China Southern Airlines 01 corporate bonds was 3 March 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 16 China Southern Airlines 02 corporate bonds was 25 May 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. If the investors exercise the option for redemption, then the interest date for the redeemed portion of the bonds will be on 25 May annually from 2017 to 2019. The repayment date of 16 China Southern Airlines 02 corporate bonds is 25 May 2021. If the investors exercise the option for redemption, then the repayment date for the redeemed portion of the bonds will be on 25 May 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of 18 China Southern Airlines 01 corporate bonds was 27 November 2018. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest period is from 27 November 2018 to 26 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of 18 China Southern Airlines 01 corporate bonds is 27 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The principal redemption and interest payment of the above corporate bonds will be handled by the registration authority and relevant institutions. The specific matters of principal redemption and interest payment will be explained in the relevant announcements issued by the Company in the designated media of the CSRC in accordance with relevant state regulations.

Other debt repayment protection measures for the above corporate bonds: ① set up a special repayment working group; ② set up special accounts and strictly implement the fund management plan; ③ formulate bondholders’ meeting rules; ④ give full play to the role of bond trustee; ⑤ implement strict information disclosure. In addition, the Company undertakes that in the event that it is not expected to pay the principal and interest of the bonds on time or fails to pay the principal and interest of the bonds, the Company will at least take the following measures: ① not to distribute profits to shareholders; ② limit the Company’s debt and the scale of external guarantees; and ③ restrict the Company’s material foreign investment.

During the reporting period, the above credit enhancement mechanism, debt repayment plan and other debt repayment guarantee measures for corporate bonds of the Company remained unchanged.

III.	INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

On 24 June 2018, the second tranche of Ultra-short-term Financing Bills of the Company in 2018 expired and the principal and interests totaling RMB501,273,972.60 were fully paid.

On 6 August 2018, the third tranche of Ultra-short-term Financing Bills of the Company in 2018 expired and the principal and interests totaling RMB503,164,383.56 were fully paid.

On 21 August 2018, the first tranche of Ultra-short-term Financing Bills of the Company in 2018 expired and the principal and interests totaling RMB504,561,643.84 were fully paid.

On 17 August 2018, the first tranche of medium-term notes of Xiamen Airlines in 2016 paid the interests and the interests RMB38,610,000.00 were fully paid.

On 21 October 2018, the second tranche of medium-term notes of Xiamen Airlines in 2016 paid the interests and the interests RMB49,760,000.00 were fully paid.

On 22 November 2018, the third tranche of medium-term notes of Xiamen Airlines in 2016 paid the interests and the interests RMB60,840,000.00 were fully paid.

IV.	BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD

As at 31 December 2018, the Company has obtained banking facilities of up to RMB243.910 billion from several domestic banks, among which the utilized banking facilities amounted to about RMB50.039 billion and the unutilized amount was about RMB193.871 billion.

RISK MANAGEMENT

AND INTERNAL CONTROL

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effective to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which the Company is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the Company’s risk management and internal control systems for the financial year ended 31 December 2018.

I.	DISCLAIMER ON INTERNAL CONTROL AND THE ESTABLISHMENT OF INTERNAL CONTROL SYSTEM

The Board is responsible for establishing perfect internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the relevant internal control. The objectives of the internal control system are to the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The Board has carried out self-assessment on the effective of relevant internal control in accordance with the “Basic Standard for Enterprise Internal Control” and its supporting guidelines, and has considered them effective as at 31 December 2018 (being the base date of assessment report) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II.	PARTICULARS OF THE AUDIT REPORT ON THE COMPANY’S INTERNAL CONTROL

KPMG Huazhen LLP was engaged by the Company to conduct an audit on the effectiveness of the Company’s internal control over financial reporting and issued an unqualified audit report.

For details of the audit report on the Company’s internal control, please visit the website of the Shanghai Stock Exchange.

III.	IMPLEMENTATION OF EVALUATION OF INTERNAL CONTROL

1.	Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Comprehensive Risk and Internal Control Management Committee, Internal Control Team, and business units and departments, which is shown as follows:

The Board is responsible for approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for approving the internal control plan and important matters, and supervising the progress. The Comprehensive Risk and Internal Control Management Committee is required to review the internal control achievements in each progress, and reviewing the management and decision-making of material matters in the implementation process to identify great defects. The Internal Control Team is responsible for the specific organization and implementation of the internal control. All business units and departments is responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

2.	Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission (“COSO”), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines. In order to comply with the further enhanced requirement on corporate governance under the Listing Rules from the year 2016, the Company employs a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and its branches (subsidiaries), bases and even the general aviation subsidiaries and investment unit.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and control the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine area with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested in the two halves of the year by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to the Comprehensive Risk and Internal Control Management Committee without delay.

3.	Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the US, the People’s Republic of China and Hong Kong. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

IV.	SUMMARY OF RISK MANAGEMENT AND INTERNAL CONTROL

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Company has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of inside information in accordance with a number of inside information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 13 meetings in 2018, where the risk management and internal control systems of the Group were reviewed. As of 31 December 2018, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

SOCIAL

RESPONSIBILITY

The world is moving forward rapidly, and flying is now a travel choice for more and more people. China Southern Airlines carries more than 300,000 passengers every day to more than 200 destinations in more than 40 countries and regions around the world. China Southern Airlines deeply knows its responsibility. In every departure, it thinks deeply about “how to fly and where to fly”. “Keeping company with the sun” is the attitude of China Southern Airlines towards every flight. We strive to bring sunshine-like service to our passengers. We are willing to give back to the society. We are dedicated to weaving route network, bringing family, friends and business partners together. We strive to create a warm, transparent and responsible company to add luster to your beautiful life.

Safety comes first. Safety is the lifeline of airlines. China Southern Airlines has always adhered to the strategic principle of “safety comes first”. It has further improved the management of safety functions and of assessments, and strengthened the inspection of the conduct, discipline and qualifications of the fleet. It also has promoted the integration of resources such as fleet, flight, assignment and maintenance, and realized more specialized and refined safety management. It has firmly adhered to the safety bottom line. In June 2018, China Southern Airlines won the “Two-star Diamond Award for Flight Safety” issued by CAAC and became the airlines with the highest safety star ranking in China.

We provide sincere service. Let customers trust us and be moved by our professional, sincere and excellent quality service has always been the goal of China Southern Airlines. In 2018, China Southern Airlines carried out projects to increase flight punctuality rates. Due to these efforts, the flight punctuality rate witnessed a industry-leading growth of 7.7 percentage points year on year. Also, the Company formally released “China Southern e-travel” strategy, and established a global baggage inquiry center. In addition, it implemented a policy of “one-click refund” and launched a barrier-free ticket-buying website to make travel more intelligent and convenient. launched its on-board unique fragrance, featured meals, rich entertainment programs, etc. to make passengers feel more pleasant during flight journeys. The Company was awarded by SKYTRAX as “the most outstanding and progressive airline in the world”.

We have deepened the reform. Deepening reform in an all-round way is an important way for the Company to drive its development and enhance its vitality. In 2018, China Southern Airlines overcame difficulties when deepening its reform and open up new horizons. Guangzhou Hub has transitted as a whole to Guangzhou Baiyun International Airport Terminal T2. Beijing DaXing International Airport Base Project has fully been capped. The Company has been approved to set up Xiongan Airlines. Guangzhou Hub in the south and Beijing Hub in the north is forming a new landscape for the Company’s development. We has implemented SASAC’s Double-Hundred Action to promote the reform in terms of freight and logistics company. We have set up freight logistics companies, and studied how to formulate a mixed reform implementation plan for general aviation airlines. We have deepened the reform of three systems (i.e. work and salary allocation and career progression linked to work performance) and fully mobilized the enthusiasm of all staff.

We protect the ecology. Respecting nature and protecting ecology is the long-standing corporate values of China Southern Airlines. In 2018, China Southern Airlines has upgraded its leading group on energy conservation and emission reduction to a leading group on strengthening ecological and environmental protection in an all-round way, started the mechanism of ecological and environmental protection and issued relevant guidelines, promoting the Company’s ecological protection work to a new level. Meanwhile, it has continued to implement the main agreements of the Buckingham Palace Declaration and actively protected biodiversity. The Company has launched aviation Oil Consumption e-Cloud data platform and electronic flight bag (EFB) to promote energy saving and emission reduction in flight process by means of electronic and information technology. The annual carbon dioxide emissions were 8.88 tons/ten thousand tons kilometers, down by 3.1% year on year.

We care for employees. Talents are valuable resources for sustainable development of enterprises. The Company always upholds the concept of “people-oriented, coexistence & inclusiveness and win-win growth”, and grows with its employees. In 2018, China Southern Airlines promoted innovation activities in five aspects, namely, inventions, innovations, renovations, designs and constructions, initiated by employees to be standardized, institutionalized and normalized. In such activities, the employee participation rate exceeded 100%, and 2,935 projects set up by innovation received from empolyees. It promoted the centralized training of leading cadres in rotation and issued the Sunshine China Southern Airlines Convention, to support its development. The Company provided continuous training to employees to improve the training system and promotion development channels to help employees realize their value of life, enhance their sense of security, gain, and happiness.

We give back to society. China Southern Airlines resolutely carries out the major decision-making arrangements of the Party Central Committee and the State Council on poverty alleviation, so as to make due contributions to poverty alleviation and the construction of a well-off society. In 2018, China Southern Airlines carried out poverty alleviation work in 21 villages of 2 counties covering 12 provinces and districts. and invested and introduced RMB17,232,000 for poverty alleviation. We appointed 63 cadres to work on secondment and be stationed in villages. At the same time, we actively carried out public welfare activities and volunteer service projects and provided special flight support services for charter flights for implementation of peacekeeping, emergency rescue, escorting suspects, etc. In the process of internationalization, we were actively integrated into overseas society, carried out in-depth cultural construction and exchange activities, and establised a good image of “Sunshine China Southern” and a reponsible central enterprise.

Details of the Company’s work as to performing its corporate social responsibility can be found in China Southern Aviation Company Limited’s Corporate Social Responsibility Report 2018 published on the website of Shanghai Stock Exchange on 30 March 2019.

THREE GUARANTEES

CONDITION, RESOURCE & ENVIRONMENT

“Condition” means building a strong foundation of the front-line staff, prodecures and skills; “resource” means strengthening talents and capital guarantee, thoroughly implementing strategy of development of enterprise through talented team, deepening talent development system and mechanism reform, to realize capital resource diversification, capital management centralization and capital cost minimization; “environment” means improving relationship management, to gain support from all parties, unify ideas of all staff and to reach a consensus, echo and resonance. These three guarantees will support the high quality development.

Independent Auditor’s Report

Independent auditor’s report to the shareholders of

China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Southern Airlines Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 167 to 272, which comprise the consolidated statement of financial position as at 31 December 2018, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (“IESBA Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recognition of passenger revenue

Refer to note 2(y)(i), note 2(y)(ii), note 3(a)(iii), note 3(a)(viii), note 5, note 39, note 40 and note 41 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

Passenger revenue is recognised when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position.

The amount received in relation to mileage earning flights is allocated, based on stand-alone selling price, between the flight and mileage earned by members of the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is recognised as a contract liability, and subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used or they expire. The amount received from third parties for the issue of mileage under the Group’s frequent flyer award programmes is also recognised as a contract liability.

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. The expected tickets breakage rate is estimated based on historical experience.

The Group maintains complex computer systems to keep track of transportation services to determine the timing of recognition and accuracy of passenger revenue, which involves the processing of a large volume of data.

Our audit procedures to assess the recognition of passenger revenue included the following:

•   with the assistance of our internal information technology specialists, assessing the Group’s relevant computer application controls relating to revenue recognition, including assessing whether the computer systems operated as they were designed and were protected from data manipulation or software logic that could result in inaccurate accounting information relating to passenger revenue being recorded. The selected computer application controls assessed included those relating to the completeness and accuracy of transfers of data between computer systems, ticket validation to identify data errors and the assignment of ticket prices to each flight;

•   evaluating the Group’s key internal manual controls to assess the treatment of exceptions identified upon reconciliation of the outputs from computer systems with the Group’s financial and operating records;

KEY AUDIT MATTERS (continued)

Recognition of passenger revenue

Refer to note 2(y)(i), note 2(y)(ii), note 3(a)(iii), note 3(a)(viii), note 5, note 39, note 40 and note 41 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group also maintains computer systems to track the issuance and subsequent redemption and utilisation of awarded mileage. The Group estimates the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes based on the stand-alone selling price of the mileage awarded and the expected redemption rate. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design.

We identified the recognition of passenger revenue as a key audit matter because it involves complex computer systems, which give rise to an inherent risk that passenger revenue could be recorded inaccurately or in the incorrect period and because the estimations of the stand-alone selling price, expected redemption rate of mileage awarded and expected tickets breakage rate give rise to an inherent risk that passenger revenue could be recorded inaccurately, in the incorrect period or could be subject to manipulation.

•   performing analytical procedures on the Group’s passenger revenue by developing an expectation for passenger revenue using independent inputs and information generated from the Group’s computer systems and comparing such expectations with the passenger revenue recorded by the Group;

•   assessing the design and implementation and operating effectiveness of the Group’s internal controls over the recognition of the contract liabilities for mileage awarded and ticket breakage revenue;

•   examining the allocation of the amount received in relation to mileage earning flights between the flight and mileage earned by members of the Group’s frequent flyer award programmes;

•   challenging the Group’s assumptions of expected ticket breakage rate by comparing the Group’s historical experience and the policy changes that may affect the tickets breakage rate;

•   challenging the Group’s assumptions relating to the redemption rate for mileage by comparison with historical experience and planned changes to the programmes that may impact future redemption activities;

•   inspecting underlying documentation for manual journal entries relating to passenger revenue which were material or met specified risked-based criteria.

KEY AUDIT MATTERS (continued)

Impairment of the aircraft fleet

Refer to note 2(l)(iii), note 3(a)(i) and note 19(d) to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

As at 31 December 2018, the carrying value of the Group’s aircraft and related equipment was RMB158,961 million.

A number of factors, including but not limited to, significant decreases in the market value of aircraft and net operating cash outflows associated with the use of the aircraft, could result in significant impairment of aircraft and related equipment.

Impairment of the aircraft fleet was assessed by management based on the higher of fair value less costs of disposal and value in use. In determining the value in use, expected future cash flows to be generated by the aircraft fleet were discounted to their present value, which requires significant management judgement relating to forecast air traffic revenue, forecast operating costs and the discount rate applied.

We identified impairment of the aircraft fleet as a key audit matter because of its significance to the consolidated financial statements and because of the inherent uncertainty involved in forecasting and discounting future cash flows.

Our audit procedures to assess impairment of the aircraft fleet included the following:

•   assessing the design and implementation and operating effectiveness of the Group’s key internal controls over the assessment of impairment of the aircraft fleet;

•   discussing potential indicators of impairment of aircraft and related equipment with management, challenging management’s assessment of potential indicators of impairment based on our own expectations developed from our knowledge of the Group and our experience of the airline industry, and where such indicators were identified, assessing whether management had performed impairment testing in accordance with the requirements of the prevailing accounting standards;

•   assessing the design and implementation of the Group’s budgeting process, upon which the forecasts of air traffic revenue and related operating costs were based, and the principles and integrity of the Group’s discounted cash flow model;

•   with the assistance of our internal valuation specialists and with reference to the requirements of the prevailing accounting standards, evaluating the assumptions and methodology adopted in management’s impairment assessment or the valuation reports of management’s external experts, comparing the key assumptions adopted in management’s impairment assessment with externally derived data as well as our own assessments in relation to key inputs, which included projected economic growth, competition, forecast revenue growth, forecast profit margins, cost inflation and the discount rate applied;

•   assessing the sensitivity of the outcome of the impairment assessment to changes in key assumptions, including forecast revenue growth and forecast profit margins and considering whether there were any indicators of management bias in the selection of the key assumptions;

•   comparing the actual results of aircraft operations in the current year with management’s forecasts as at 31 December 2017 to evaluate the reliability of management’s forecasting process.

KEY AUDIT MATTERS (continued)

Provisions for major overhauls

Refer to note 2(aa), note 3(a)(ii) and note 45 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group operated 326 aircraft held under external operating leases as at 31 December 2018. Under the terms of the operating lease arrangements, the Group has responsibility to fulfil certain conditions upon the return of the aircraft at the end of the leases.

Provisions for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period.

This requires management to estimate the expected overhaul cycles and overhaul costs, based on the historical experience of the actual costs incurred for the overhaul of airframes and engines of the same or similar types and current economic and airline-related developments.

As at 31 December 2018, provisions for major overhauls of RMB3,652 million were recorded in the consolidated statement of financial position.

We identified provisions for major overhauls as a key audit matter because of the inherent uncertainty involved in forecasting the overhaul cycles and future overhaul costs for each different airframes and engine types.

Our audit procedures to assess provisions for major overhauls included the following:

•   assessing the design, implementation and operating effectiveness of the Group’s key internal controls over the provisions for major overhauls for aircraft held under operating leases;

•   comparing the information used by the Group’s financial management team to calculate the provisions for major overhauls with the expected overhaul cycles, overhaul costs and actual maintenance costs based on information obtained from discussions with the Group’s engineering department management responsible for aircraft maintenance;

•   evaluating the key assumptions adopted by management in its assessment of the overhaul cycles and future overhaul costs by taking into consideration the terms of the operating lease agreements and the Group’s historical maintenance experience;

•   challenging the key assumptions adopted by management in calculating the provisions of major overhauls based on our own expectations developed from our knowledge of the Group and experience of the airline industry.

INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR’S REPORT THEREON

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chung Kai Ming.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

29 March 2019

Consolidated Income Statement

For the year ended 31 December 2018

	Note	2018 RMB million		2017 RMB million (Note)
Operating revenue	5
Traffic revenue			138,064		121,873
Other operating revenue			5,559		5,933

Total operating revenue			143,623		127,806

Operating expenses
Flight operation expenses	7		76,216		62,978
Maintenance expenses	8		12,704		11,877
Aircraft and transportation service expenses	9		24,379		22,935
Promotion and selling expenses	10		7,036		6,881
General and administrative expenses	11		3,770		3,391
Depreciation and amortisation	12		14,308		13,162
Impairment on property, plant and equipment	19		—		324
Others			1,829		1,550

Total operating expenses			140,242		123,098

Other net income	14		5,438		4,448

Operating profit			8,819		9,156

Interest income			125		89
Interest expense	15		(3,202)		(2,747)
Share of associates’ results	24		263		431
Share of joint ventures’ results	25		200		99
Exchange (loss)/gain, net	36(d)		(1,853)		1,801
Changes in fair value of financial instruments	28		12		(64)
Remeasurement of the originally held equity interests in a joint venture			—		109

Profit before income tax			4,364		8,874
Income tax	16		(1,000)		(1,976)

Profit for the year			3,364		6,898

Profit attributable to:
Equity shareholders of the Company	18		2,895		5,961
Non-controlling interests			469		937

Profit for the year			3,364		6,898

Earnings per share
Basic and diluted	18	RMB	0.27	RMB	0.60

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2018

	Note	2018 RMB million	2017 RMB million (Note)
Profit for the year		3,364	6,898
Other comprehensive income:	17
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		319	—
– Share of other comprehensive income of associates		(4)	—
– Deferred tax relating to above items		(80)	—
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments		29	25
– Fair value movement of available-for-sale financial assets (recycling)		—	123
– Share of other comprehensive income of associates		—	2
– Differences resulting from the translation of foreign currency financial statements		(2)	—
– Deferred tax relating to above items		(7)	(37)

Other comprehensive income for the year		255	113

Total comprehensive income for the year		3,619	7,011

Total comprehensive income attributable to:
Equity shareholders of the Company		3,048	6,028
Non-controlling interests		571	983

Total comprehensive income for the year		3,619	7,011

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

At 31 December 2018

	Note	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Non-current assets
Property, plant and equipment, net	19	170,692	158,926
Construction in progress	20	37,791	30,233
Lease prepayments	21	2,970	2,923
Goodwill	22	237	237
Interest in associates	24	3,181	3,031
Interest in joint ventures	25	2,812	1,015
Other investments in equity securities	26	—	103
Aircraft lease deposits		594	642
Available-for-sale financial assets	26	—	622
Other equity instrument investments	26	1,080	—
Other non-current financial assets	26	103	—
Derivative financial instruments	27	75	46
Deferred tax assets	29(b)	1,566	1,662
Other assets	30	1,776	1,394

		222,877	200,834

Current assets
Inventories	31	1,699	1,622
Trade receivables	32	2,901	2,675
Other receivables	33	8,015	5,232
Cash and cash equivalents	34	6,928	6,826
Restricted bank deposits		116	111
Prepaid expenses and other current assets		3,659	1,334
Other financial assets	26	440	—
Assets held for sale	35	224	8
Amounts due from related companies	42	90	76

		24,072	17,884

Current liabilities
Derivative financial liabilities	27	44	64
Borrowings	36	38,741	27,568
Current portion of obligations under finance leases	37	9,555	8,341
Trade payables	38	2,309	2,125
Contract liabilities	39	1,693	—
Sales in advance of carriage	40	8,594	7,853
Deferred revenue	39	—	1,502
Current income tax		369	919
Amounts due to related companies	42	127	101
Accrued expenses	43	15,682	15,370
Other liabilities	44	6,573	5,734

		83,687	69,577

Net current liabilities		(59,615)	(51,693)

Total assets less current liabilities		163,262	149,141

	Note	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Non-current liabilities
Borrowings	36	15,676	20,719
Obligations under finance leases	37	62,666	59,583
Deferred revenue	39	—	1,849
Other non-current liabilities	41	2,036	—
Provision for major overhauls	45	2,831	2,808
Provision for early retirement benefits	46	2	3
Deferred benefits and gains	47	906	1,053
Deferred tax liabilities	29(b)	676	583

		84,793	86,598

Net assets		78,469	62,543

Capital and reserves
Share capital	48	12,267	10,088
Reserves	49	52,990	39,848

Total equity attributable to equity shareholders of the Company		65,257	49,936
Non-controlling interests		13,212	12,607

Total equity		78,469	62,543

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2 (b).

Approved and authorised for issue by the Board of Directors on 29 March 2019.

Wang Chang Shun	Zhang Zi Fang
Director	Director

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2018

	Attributable to equity shareholders of the Company
				Fair value
	Share capital	Share premium	Fair value reserve (recycling)	reserve (non- recycling)	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017	9,818	14,131	209	—	2,078	17,220	43,456	11,520	54,976
Changes in equity for 2017:
Profit for the year	—	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	—	1	—	67	46	113
Total comprehensive income	—	—	66	—	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	—	492	(492)	—	—	—
Dividends relating to 2016	—	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares	270	1,051	—	—	—	—	1,321	—	1,321
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)

Balance at 31 December 2017	10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543

Impact on initial application of IFRS 15 (Note 2 (b)(ii))	—	—	—	—	—	526	526	53	579
Impact on initial application of IFRS 9 (Note 2 (b)(i))	—	—	(240)	303	—	40	103	8	111

Adjusted balance at 1 January 2018 (Note)	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255
Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves (Note 49 (a))	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017 (Note 49 (b))	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares (Note 48 (ii))	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at 31 December 2018	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2018

	Note	2018 RMB million	2017 RMB million
Operating activities
Cash generated from operating activities	34(b)	21,174	23,478
Interest received		131	119
Interest paid		(4,255)	(3,758)
Income tax paid		(1,662)	(2,107)

Net cash generated from operating activities		15,388	17,732

Investing activities
Acquisition of subsidiaries, net of cash acquired	23(iv)	6	(682)
Proceeds from disposal of property, plant and equipment and lease prepayments		3,550	5,922
Proceeds from sale of a joint venture		—	7
Acquisition of other financial assets		(440)	—
Dividends received from associates		114	195
Dividends received from joint ventures		144	9
Dividends received from other investments in equity securities and available-for-sale financial assets		—	18
Dividends received from other non-current financial assets and other equity instrument investments		20	—
Acquisition of term deposits		(264)	(313)
Proceeds from maturity of term deposits		313	568
Additions of property, plant and equipment, lease prepayments and other assets		(24,033)	(13,846)
Capital injection into associates		—	(185)
Payments for aircraft lease deposits		(53)	(40)
Refund of aircraft lease deposits		126	111

Net cash used in investing activities		(20,517)	(8,236)

Financing activities
Dividends paid to equity shareholders of the Company		(1,009)	(982)
Proceeds from issuance of shares		10,908	1,321
Proceeds from bank borrowings		34,385	42,854
Proceeds from corporate bonds		2,000	—
Proceeds from issuance of ultra-short-term financing bills		5,500	1,000
Repayment of bank borrowings		(34,260)	(18,311)
Repayment of principal under finance lease obligations		(10,433)	(9,835)
Repayment of ultra-short-term financing bills		(1,500)	(22,986)
Repayment of corporate bonds		(345)	—
Capital injections by non-controlling interests in subsidiaries		72	404
Dividends paid to non-controlling interests		(98)	(261)

Net cash generated from/(used in) financing activities		5,220	(6,796)

Net increase in cash and cash equivalents		91	2,700
Cash and cash equivalents at 1 January		6,826	4,152
Exchange gain/(loss) on cash and cash equivalents		11	(26)

Cash and cash equivalents at 31 December	34(a)	6,928	6,826

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain new and revised IFRSs that are first effective for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(a)	Basis of preparation

The consolidated financial statements for the year ended 31 December 2018 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (see Note 2(f));

•	other financial assets (see Note 2(f)); and

•	derivative financial instruments (see Note 2(g)).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting year.

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on retained earnings and reserves and the related tax impact at 1 January 2018.

RMB million
Retained earnings
Transferred from fair value reserve (recycling) relating to financial assets now measured at fair value through profit or loss (FVPL)	30
Remeasurement of other investments in equity securities now measured at FVPL at 1 January 2018	23
Related tax	(5)
Effect of the above changes on non-controlling interests	(8)

Net increase in retained earnings at 1 January 2018	40

Fair value reserve (recycling)
Transferred to retained earnings relating to financial assets now measured at FVPL	(30)
Transferred to fair value reserve (non-recycling) relating to equity securities now measured at fair value through other comprehensive income (FVOCI)	(210)

Net decrease in fair value reserve (recycling) at 1 January 2018	(240)

Fair value reserve (non-recycling)
Transfer and remeasurement effect of other investments in equity securities now measured at FVOCI at 1 January 2018	334
Related tax	(31)

Net increase in fair value reserve (non-recycling) at 1 January 2018	303

Non-controlling interests
Remeasurement of other investments in equity securities now measured at FVPL in non-controlling interests at 1 January 2018	8

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(a)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortised cost, at FVOCI and at FVPL. These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification.

The following table shows the original measurement categories for each class of the Group’s financial assets under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 carrying amount at 31 December 2017 RMB million	Reclassification RMB million	Remeasurement RMB million	IFRS 9 carrying amount at 1 January 2018 RMB million
Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investments	—	637	124	761

Financial assets carried at FVPL
Other non-current financial assets	—	88	23	111

Financial assets classified as available-for-sale under IAS 39
Available-for-sale financial assets	622	(622)	—	—
Other investments in equity securities	103	(103)	—	—

Note:

(i)

For an explanation of how the Group classifies and measures financial assets and recognises related gains and losses under IFRS 9, see respective accounting policy notes in Notes 2(f), (g), (l)(i), (o) and (s).

The measurement categories for all financial liabilities remain the same, except for financial guarantee contracts (see Note 2(l)(ii)). The carrying amounts for all financial liabilities (including financial guarantee contracts) at 1 January 2018 have not been impacted by the initial application of IFRS 9.

The Group had not designated or de-designated any financial asset or financial liability at FVPL at 1 January 2018.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

(b)	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit losses” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables);

•	lease receivables; and

•	financial guarantee contracts issued (see Note 2 (l)(ii)).

For further details on the Group’s accounting policy for accounting for credit losses, see Notes 2 (l)(i) and (ii).

The adoption of ECL model under IFRS 9 has no material impact on the Group.

(c)	Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Group’s financial statements in this regard.

(d)	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

•	The following assessments have been made on the basis of the facts and circumstances that existed at 1 January 2018 (the date of initial application of IFRS 9 by the Group):

•	the determination of the business model within which a financial asset is held; and

•	the designation of certain investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

•

All hedging relationships designated under IAS 39 at 31 December 2017 met the criteria for hedge accounting under IFRS 9 at 1 January 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

The following table summarises the impact of transition to IFRS 15 on total equity at 1 January 2018:

RMB million
Total equity
Earlier recognition of ticket breakage revenue	682
Change in measurement of revenue under frequent flyer award programmes	89
Related income tax	(192)

Total equity	579

Representing:
Attributable to equity shareholders of the Company	526
Non-controlling interests	53

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(a)	Timing of revenue recognition

Previously, revenue arising from construction contracts and provision of services was recognised over time, whereas revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

A.	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

B.	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

C.	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(a)	Timing of revenue recognition (continued)

The adoption of IFRS 15 does not have a significant impact on when the Group recognises revenue, except for revenue arising from ticket breakage.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised. Previously, revenue arising from ticket breakage was recognised when the tickets expired. Whereas under IFRS 15, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB460 million and RMB52 million respectively, after an offsetting tax impact of RMB170 million. In addition, the positive impact on the Group’s revenue for the current financial year was RMB57 million.

(b)	Measurement of revenue under frequent flyer award programmes

Previously, the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, and the remainder value is recognised as revenue in current period. Under IFRS 15, the Group allocates the transaction price to flight and mileage awarded on a relative stand-alone selling price basis. Therefore, the amount allocated to mileage awarded changed as compared to the fair value of mileage awarded measured under IAS18, and in the meantime affecting the amount recognised as current period revenue and contract liabilities.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB66 million and RMB1 million respectively, after an offsetting tax impact of RMB22 million. In addition, the positive impact on the Group’s revenue for the current financial year was RMB70 million.

(c)	Presentation

(1)	Ticket Breakage Revenue

Previously, revenue arising from ticket breakage was presented separately as “Expired sales in advance of carriage” in “Other operating revenue”. As a result of the adoption of IFRS15, ticket breakage revenue of RMB698 million for the current financial year is included in the line item “Traffic revenue”.

(2)	Change Fees

Previously, change fees was included in “Other operating revenue”. As a result of the adoption of IFRS15, change fees of RMB655 million for the current financial year which is not considered distinct from the transportation component is classified as “Traffic revenue”.

(3)	Contract Liabilities

Previously, the amount received in relation to mileage awarded is deferred as a liability, within “Deferred revenue”. Under IFRS 15, a contract liability is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue.

As a result of the adoption of IFRS15, the amount allocated to mileage awarded under the Group’s frequent flyer award programmes is presented as “Contract liabilities” as at 31 December 2018 and the non-current portion is recorded in “Other non-current liabilities”.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS 15 on 1 January 2018

The following tables summarise the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended 31 December 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

	Amounts reported in accordance with IFRS 15 (A) RMB million		Hypothetical amounts under IASs 18 and 11 (B) RMB million		Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the consolidated income statement for year ended 31 December 2018 impacted by the adoption of IFRS 15:

Traffic revenue		138,064		136,641		1,423
Other operating revenue		5,559		6,855		(1,296)
Total operating revenue		143,623		143,496		127
Profit before income tax		4,364		4,237		127
Income tax		(1,000)		(968)		(32)
Profit for the year		3,364		3,269		95

Profit attributable to:
Equity shareholders of the Company		2,895		2,805		90
Non-controlling interests		469		464		5

Earnings per share
Basic and diluted	RMB	0.27	RMB	0.26	RMB	0.01

Line items in the consolidated statement of comprehensive income for year ended 31 December 2018 impacted by the adoption of IFRS 15:

Total comprehensive income for the year		3,619		3,524		95
Total comprehensive income attributable to:
Equity shareholders of the Company		3,048		2,958		90
Non-controlling interests		571		566		5

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS 15 on 1 January 2018 (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
	(A)	(B)	(A)-(B)
	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position as at 31 December 2018 impacted by the adoption of IFRS 15:

Deferred tax assets	1,566	1,570	(4)
Non-current assets	222,877	222,881	(4)

Contract liabilities	(1,693)	—	(1,693)
Sales in advance of carriage	(8,594)	(9,357)	763
Deferred revenue	—	(1,808)	1,808
Current income tax	(369)	(130)	(239)
Total current liabilities	(83,687)	(84,326)	639

Total assets less current liabilities	163,262	162,627	635

Deferred revenue	—	(2,057)	2,057
Other non-current liabilities	(2,036)	(18)	(2,018)

Total non-current liabilities	(84,793)	(84,832)	39

Reserves	(52,990)	(52,374)	(616)
Total equity attributable to equity shareholders of the Company	(65,257)	(64,641)	(616)

Non-controlling interests	(13,212)	(13,154)	(58)
Total equity	(78,469)	(77,795)	(674)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS 15 on 1 January 2018 (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
	(A)	(B)	(A)-(B)
	RMB million	RMB million	RMB million
Line items in the reconciliation of profit before income tax to cash generated from operating activities for year ended 31 December 2018 (Note 34(b)) impacted by the adoption of IFRS 15:

Profit before income tax	4,364	4,237	127
Increase in contract liabilities	232	—	232
Increase in sales in advance of carriage	1,441	1,504	(63)
Increase in deferred revenue	—	514	(514)
Increase in other non-current liabilities	218	—	218

The significant differences arise as a result of the changes in accounting policies described above.

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Subsidiaries and non-controlling interests (continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p) or Note 2(q) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d)	Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Associates and joint arrangements (continued)

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

(e)	Goodwill

Goodwill represents the excess of

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised/derecognised on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at FVPL for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Other investments in debt and equity securities (continued)

(A)	Policy applicable from 1 January 2018

Investments other than equity investments

Non-equity investments held by the Group are classified as FVPL as the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(y)(iv).

(B)	Policy applicable prior to 1 January 2018

Equity investments

Available-for-sale equity securities were those non-derivative financial assets that were designated as available for sale or that were not classified as loans and receivable, held-to-maturity investments, or financial assets at fair value through profit or loss. At the end of each reporting period the fair value was remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve (recycling). Dividend income from these investments was recognised in the consolidated income statement in accordance with the policy set out in Note 2(y)(iv). When these investments were derecognised or impaired (Note 2(l)(i)(B)), the cumulative gain or loss was reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses (Note 2(l)(i)(B)). Dividend income from equity securities is recognised in profit or loss in accordance with the policy set out in Note 2(y)(iv).

The Group did not have other investments other than equity investments.

(g)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Derivative financial instruments (continued)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)	Investment properties

Investment properties are land and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(y)(iii).

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ab)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Property, plant and equipment (continued)

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Leased assets (continued)

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l)(iii). Finance charges implicit in the lease payments are charged to consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

(A)	Policy applicable from 1 January 2018

The Group recognises a loss allowance for ECLs on the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from 1 January 2018 (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate;

•	lease receivables: discount rate used in the measurement of the lease receivable.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument (including a loan commitment) has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from 1 January 2018 (continued)

Significant increases in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognised in accordance with Note 2 (y)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from 1 January 2018 (continued)

Write-off policy

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(B)	Policy applicable prior to 1 January 2018

Prior to 1 January 2018, an “incurred loss” model was used to measure impairment losses on financial assets not classified as at FVPL (e.g. trade and other receivables, and available-for-sale investments). Under the “incurred loss” model, an impairment loss was recognised only when there was objective evidence of impairment. Objective evidence of impairment included:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor would enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that had an adverse effect on the debtor; and

•	a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence existed, any impairment loss was determined and recognised as follows:

•

For unquoted equity securities carried at cost, the impairment loss was measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting was material. Impairment losses for equity securities carried at cost were not reversed.

•

For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting was material. This assessment was made collectively where these financial assets shared similar risk characteristics, such as similar past due status, and had not been individually assessed as impaired. Future cash flows for financial assets which were assessed for impairment collectively were based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreased and the decrease could be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss was reversed through profit or loss. A reversal of an impairment loss was only recognised to the extent that it did not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(B)	Policy applicable prior to 1 January 2018 (continued)

•

For available-for-sale equity securities, the cumulative loss that had been recognised in the fair value reserve (recycling) was reclassified to profit or loss. The amount of the cumulative loss that was recognised in consolidated income statement was the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities were not reversed through profit or loss. Any subsequent increase in the fair value of such assets was recognised directly in other comprehensive income.

Impairment losses were written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery was considered doubtful but not remote. In this case, the impairment losses for doubtful debts were recorded using an allowance account. When the Group was satisfied that recovery was remote, the amount considered irrecoverable was written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt were reversed. Subsequent recoveries of amounts previously charged to the allowance account were reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly were recognised in consolidated income statement.

(ii)	Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

(A)	Policy applicable from 1 January 2018

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the amount carried in “trade and other payables” in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(ii)	Credit losses from financial guarantees issued (continued)

(B)	Policy applicable prior to 1 January 2018

Prior to 1 January 2018, a provision would be recognised if and when it became probable that (i) the holder of the guarantee would call upon the Group under the guarantee and (ii) the amount of the claim on the Group was expected to exceed the amount carried in “trade and other payables” in respect of the guarantee, i.e. the amount initially recognised, less accumulated amortisation.

(iii)	Impairment of other assets, and investment in associates and joint ventures

(A)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Construction in progress;

•	Lease prepayments;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position;

•	Aircraft lease deposits; and

•	Other assets.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal if measurable, or value in use, if determinable.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other assets, and investment in associates and joint ventures (continued)

(A)	Impairment of other assets (continued)

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(B)	Impairment of associates and joint ventures

For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (Note 2(d)), the impairment loss was measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l)(iii)(A). The impairment loss was reversed if there had been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(iii)(A).

(iv)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(iii)).

Impairment losses recognised in an interim period in respect of goodwill, if any, are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss of any, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2(y)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(y)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

(o)	Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2 (l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(l)(ii)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(x)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group’s assets under leases in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognised when the customers take possession of and accept the passenger, cargo and mail transportation services. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position. Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers take possession of and accept the relevant services.

In the comparative period, revenue from passenger, cargo and mail transportation, or airline-related business, was recognised when the transportation service or relevant services was provided. As a result of the change in accounting policy, adjustments have been made to opening balances as at 1 January 2018 (see Note 2(b)(ii)).

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognised as “contract liabilities”.

Contract liabilities in relation to mileage awarded are transferred out when customers redeem flights or take possession of the redeemed goods or services. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(y)(i), and revenue on redeemed goods or services is recognised when the customers take possession of the goods or services.

In the comparative period, the amount received in relation to mileage earning flights was allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. As a result of the change in accounting policy, adjustments have been made to opening balances as at 1 January 2018 (see Note 2(b)(ii)).

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Revenue and other income (continued)

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(z)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(aa)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to consolidated income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(ab)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of finance leases and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ac)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(ad)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(ae)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(af)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4 (g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)	Accounting estimates

(i)	Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group’s aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgement relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

(ii)	Provision for major overhauls

Provision for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(iii)	Frequent flyer revenue

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

In the comparative period, the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes was estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded was estimated by reference to external sales. The method to estimate the expected redemption rate remains unchanged.

3	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(a)	Accounting estimates (continued)

(iv)	Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(v)	Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Group’s future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(vi)	Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(vii)	Loss allowances

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. The ECLs are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. Different estimates could significantly affect the results of operations.

In the comparative period, when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(viii)	Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current financial year.

In the comparative period, ticket breakage revenue was recognised when the tickets expired, and such revenue recognition did not involve significant accounting estimates.

(b)	Accounting judgements

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 52(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 13).

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at 31 December 2018, the Group’s current liabilities exceeded its current assets by RMB59,615 million. For the year ended 31 December 2018, the Group recorded a net cash inflow from operating activities of RMB15,388 million, a net cash outflow from investing activities of RMB20,517 million and a net cash inflow from financing activities of RMB5,220 million, which in total resulted in a net increase in cash and cash equivalents of RMB91 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2018, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB243,910 million, of which approximately RMB193,871 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2018 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	40,121	8,272	6,335	2,188	56,916	54,417
Obligations under finance leases	12,062	11,738	36,765	22,200	82,765	72,221
Trade and other payables and accrued charges	21,292	—	—	—	21,292	21,292

	73,475	20,010	43,100	24,388	160,973	147,930

	2017 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	28,776	9,676	11,975	28	50,455	48,287
Obligations under finance leases	10,764	10,257	29,627	28,251	78,899	67,924
Trade and other payables and accrued charges	19,701	—	—	—	19,701	19,701

	59,241	19,933	41,602	28,279	149,055	135,912

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 36 and Note 37, respectively. The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans (Note 27).

As at 31 December 2018, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB539 million (2017: RMB530 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2017.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 37) and certain of the bank borrowings (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2018
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)

Euro	1%	28
	(1%)	(28)

Japanese Yen	10%	103
	(10%)	(103)

	2017
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	116
	(10%)	(116)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2017.

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, lease receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2018, the balance due from BSP agents amounted to RMB955 million (31 December 2017: RMB1,015 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 31 December 2018:

	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 month	0%	1,940	—
More than 3 month but less than 1 year	50%	8	4
More than 1 year but less than 2 years	100%	2	2
More than 2 years but less than 3 years	100%	6	6
More than 3 years	100%	16	16

		1,972	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, receivables on cooperation flights and general aviation service receivables are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures credit loss allowance for other trade receivables amounted to RMB8 million based on ECL’s.

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Comparative information under IAS 39

Prior to 1 January 2018, an impairment loss was recognised only when there was objective evidence of impairment (see Note 2(l)(i) – policy applicable prior to 1 January 2018). At 31 December 2017, trade receivables of RMB37 million were determined to be impaired. The aging analysis of trade debtors that were not considered to be impaired was as follows:

2017
RMB million
Neither past due nor impaired	2,636

3 to 12 months	31
More than 1 year	5

2,672

Receivables that were neither past due nor impaired related to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired related to a number of independent customers that had a good track record with the Group. Based on past experience, management believed that no impairment allowance was necessary in respect of these balances as there had been no significant change in credit quality and the balances were still considered fully recoverable.

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2018	2017
	RMB million	RMB million
Balance at 31 December 2017 under IAS 39	37
Impact on initial application of IFRS 9 (Note 2(b)(i))	—

Balance at 1 January	37	37

Amounts written off during the year	(2)	(8)
Impairment losses written back	(4)	—
Impairment losses recognised during the year	5	8

Balance at 31 December	36	37

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2017:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB4,292 million (2017: RMB3,190 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(f)	Capital management (continued)

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2018, the Group’s strategy, which was unchanged from 2017, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 68% as at 31 December 2018 (31 December 2017: 71%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended 31 December 2018 and 2017.

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value at 31 December	Fair value measurements as at 31 December 2018 categorised into
	Note	2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instruments investments:
– Non-listed shares	26	234	—	—	234
– Non-tradable shares	26	846	—	—	846
Other non-current financial assets:
– Listed shares	26	71	71	—	—
– Non-listed shares	26	32	—	—	32
Other financial assets	26	440	—	440	—
Derivative financial instruments:
– Interest rate swaps	27	75	—	75	—
Financial liabilities:
Derivative financial instruments:
– Cross currency swaps	27	(44)	—	(44)	—

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Fair value hierarchy (continued)

		Fair value at 31 December	Fair value measurements as at 31 December 2017 categorised into
	Note	2017 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities:
– Listed shares	26	85	85	—	—
– Non-tradable shares	26	537	—	—	537
Derivative financial instruments:
– Interest rate swaps	27	46	—	46	—
Financial liabilities:
Derivative financial instruments:
– Cross currency swaps	27	(64)	—	(64)	—

During the years ended 31 December 2018 and 2017, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

The fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

The fair value of other financial assets are the estimated amount that the Group would receive at the end of the reporting period, taking into account the current creditworthiness of the other financial assets counterparties.

4	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instrument investments
– Non-listed shares (1)	Market comparable companies	Discount for lack of marketability	20%
– Non-tradable shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	33%
		Discount rate	10.81%

Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%
		Perpetual growth rate	1%-4%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	27%-44%
		Discount rate	9.66%-13.40%

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

From 1 January 2018, any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 31 December 2018 and 2017.

5	OPERATING REVENUE

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

	Note	2018 RMB million	2017 RMB million (Note)
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger		128,038	112,791
– Cargo and mail		10,026	9,082
– Commission income		2,619	2,781
– Hotel and tour operation income		676	547
– General aviation income		476	467
– Ground services income		429	429
– Expired sales in advance of carriage		—	396
– Air catering income		391	335
– Cargo handling income		254	241
– Others		536	553

		143,445	127,622

Revenue from other sources:
– Rental income	19(f)	178	184

		143,623	127,806

Note:	The Group has initially applied IFRS 15 at 1 January 2018, using the cumulative effect method. Under this method, the comparative information is not restated (see Note 2(b)(ii)).

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2018, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,711 million (Note 39). This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

6	SEGMENT REPORTING

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6 (c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortisation	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates’ results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of financial instruments	—	—	—	12	12
Non-current assets additions during the year#	37,155	406	—	—	37,561

6	SEGMENT REPORTING (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2017 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortisation	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32,604

The segment assets and liabilities of the Group as at 31 December 2018 and 31 December 2017 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2018
Reportable segment assets	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities	167,806	2,391	(1,769)	44	168,472
As at 31 December 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial instruments and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, available-for-sale financial assets, other investments in equity securities, other equity instrument investments, other non-current financial assets, derivative financial instruments and deferred tax assets.

6	SEGMENT REPORTING (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2018 RMB million	2017 RMB million
Domestic	103,287	92,986
International	37,773	32,117
Hong Kong, Macau and Taiwan	2,563	2,386

	143,623	127,489

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

For the year ended 31 December 2018, disaggregation of revenue by major products or service lines in connection with each segment of the Group is as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Total RMB million
Main operation revenue
Passenger	128,038	—	—	128,038
Cargo and mail	10,026	—	—	10,026
Others	3,095	—	—	3,095

Total	141,159	—	—	141,159

Other operation income
Hotel and tour operation income	10	965	(299)	676
Air catering income	13	1,481	(1,103)	391
Others	1,021	3,351	(2,975)	1,397

Total	1,044	5,797	(4,377)	2,464

6	SEGMENT REPORTING (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

	Note	2018 RMB million	2017 RMB million
Revenue
Reportable segment revenue		143,623	127,489
Reclassification of expired sales in advance of carriage	(i)	—	396
Reclassification of sales tax		—	(65)
Adjustments arising from business combinations under common control	(iv)	—	(14)

Consolidated revenue		143,623	127,806

	Note	2018 RMB million	2017 RMB million
Profit before income tax
Reportable segment profit before taxation		4,487	8,798
Capitalisation of exchange difference of specific loans	(ii)	(124)	47
Government grants	(iii)	1	21
Adjustments arising from business combinations under common control	(iv)	—	8

Consolidated profit before income tax		4,364	8,874

	Note	31 December 2018 RMB million	31 December 2017 RMB million
Assets
Reportable segment assets		246,655	218,329
Capitalisation of exchange difference of specific loans	(ii)	72	196
Government grants	(iii)	(7)	(8)
Adjustments arising from business combinations under common control	(iv)	237	237
Others		(8)	(36)

Consolidated total assets		246,949	218,718

		31 December 2018 RMB million	31 December 2017 RMB million
Liabilities
Reportable segment liabilities		168,472	156,164
Others		8	11

Consolidated total liabilities		168,480	156,175

Notes:

(i)

Expired sales in advance of carriage are recorded under non-operating income in the 2017 PRC GAAP financial statements. Such income is recognised as other operating revenue in the IFRS financial statements. Effective from 1 January 2018, ticket breakage revenue is included in traffic revenue, as a result of the adoption of IFRS 15 (see Note 2 (b)(ii)), and the same adjustment was also adopted in the PRC GAAP financial statements.

6	SEGMENT REPORTING (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(ii)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iii)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined in approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference was resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

(iv)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	FLIGHT OPERATION EXPENSES

	2018 RMB million	2017 RMB million
Jet fuel costs	42,922	31,895
Flight personnel payroll and welfare	11,467	10,574
Aircraft operating lease charges	8,726	8,022
Air catering expenses	3,734	3,379
Civil Aviation Development Fund	2,940	2,720
Training expenses	894	1,184
Others	5,533	5,204

	76,216	62,978

8	MAINTENANCE EXPENSES

	2018 RMB million	2017 RMB million
Aviation repair and maintenance charges	8,394	7,930
Staff payroll and welfare	2,736	2,620
Maintenance materials	1,574	1,327

	12,704	11,877

9	AIRCRAFT AND TRANSPORTATION SERVICE EXPENSES

	2018 RMB million	2017 RMB million
Landing and navigation fees	15,980	14,910
Ground service and other charges	8,399	8,025

	24,379	22,935

10	PROMOTION AND SELLING EXPENSES

	Note	2018 RMB million	2017 RMB million
Sales commissions	(i)	2,027	1,935
Ticket office expenses		3,173	3,160
Computer reservation services		892	835
Advertising and promotion		217	196
Others		727	755

		7,036	6,881

Note:

(i)

The Group applies the practical expedient in IFRS 15 and therefore expenses the portion of sales commissions which are regarded as directly related incremental costs of obtaining transportation contracts, as the amortisation period is less than one year.

11	GENERAL AND ADMINISTRATIVE EXPENSES

	2018 RMB million	2017 RMB million
General corporate expenses	3,477	3,218
Auditors’ remuneration	18	14
– Audit services	15	14
– Non-audit services	3	—
Other taxes and levies	275	159

	3,770	3,391

12	DEPRECIATION AND AMORTISATION

	2018 RMB million	2017 RMB million
Depreciation
– Owned assets	8,193	8,080
– Assets acquired under finance leases	5,776	4,883
Amortisation of deferred benefits and gains	(68)	(161)
Other amortisation	407	360

	14,308	13,162

13	STAFF COSTS

	2018 RMB million	2017 RMB million
Salaries, wages and welfare	22,445	21,400
Defined contribution retirement scheme	2,387	2,114
Other retirement welfare subsidy	197	194
Early retirement benefits (Note 46)	1	1

	25,030	23,709

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 7 and Note 8 above.

Five highest paid individuals

None of the directors (2017: none), whose emoluments are reflected in Note 60, is among the five highest paid individuals in the Group for 2018. The aggregate emoluments in respect of the five (2017: five) individuals during the year are as follows:

	2018 RMB million	2017 RMB million
Salaries, wages and welfare	9,157	9,533
Retirement scheme contributions	738	599

	9,895	10,132

The emoluments of the five (2017: five) individuals with the highest emoluments are within the following bands:

	2018 Number of individuals	2017 Number of individuals
HK$2,000,001 to HK$2,500,000	5	5

14	OTHER NET INCOME

	2018 RMB million	2017 RMB million
Government grants (Note)	4,348	3,075
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	584	960
– Other property, plant and equipment	18	29
Penalty income	216	126
Others	272	258

	5,438	4,448

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2018.

15	INTEREST EXPENSE

	2018 RMB million	2017 RMB million
Interest on borrowings	1,891	1,628
Interest relating to obligations under finance leases	2,409	2,009
Interest relating to provision for early retirement benefits (Note 46)	—	1

Total interest expense on financial liabilities not at fair value through profit or loss	4,300	3,638
Less: interest expense capitalised (Note)	(1,085)	(908)
	3,215	2,730
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	(13)	17

	3,202	2,747

Note:

The weighted average interest rate used for interest capitalisation was 3.54% per annum in 2018 (2017: 3.32%).

16	INCOME TAX

(a)	Income tax expense in the consolidated income statement

	2018 RMB million	2017 RMB million
PRC income tax
– Provision for the year	962	2,280
– Over-provision in prior year	(27)	(2)

	935	2,278
Deferred tax (Note 29)
Origination and reversal of temporary differences	65	(302)

Tax expense	1,000	1,976

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and a majority of its PRC subsidiaries are subject to PRC income tax at 25% (2017: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations where those subsidiaries are located.

16	INCOME TAX (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2018 RMB million	2017 RMB million
Profit before income tax	4,364	8,874
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 16(a))	1,089	2,179
Adjustments for tax effect of:
Non-deductible expenses	23	9
Share of results of associates and joint ventures and other non-taxable income	(121)	(137)
Taxable temporary differences for which no deferred tax liabilities were recognised	—	(27)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	73	26
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(17)	(72)
Over-provision in prior year	(27)	(2)
Super deduction of research and development expenses	(20)	—

Tax expense	1,000	1,976

17	OTHER COMPREHENSIVE INCOME

	2018 RMB million	2017 RMB million (Note)
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	42	8
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 15)	(13)	17
Net deferred tax debited to other comprehensive income	(7)	(6)

	22	19

Equity investments measured at FVOCI:
Changes in fair value recognised during the year	319	—
Net deferred tax debited to other comprehensive income	(80)	—

	239	—

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(4)	—
May be reclassified subsequently to profit or loss	—	2

	(4)	2

Differences resulting from the translation of foreign currency financial statements	(2)	—

Available-for-sale financial assets:
Changes in fair value recognised during the year	—	123
Net deferred tax debited to other comprehensive income	—	(31)

	—	92

Note:

The Group has initially applied IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b)(i).

18	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity shareholders of the Company of RMB2,895 million (2017: RMB5,961 million) and the weighted average of 10,718,916,979 shares in issue during the year (2017: 9,923,585,348 shares).

	2018	2017
	million	million
Issued ordinary shares at 1 January	10,088	9,818
Effect of issuance of A shares (Note 48)	450	—
Effect of issuance of H shares (Note 48)	181	106

Weighted average number of ordinary shares at 31 December	10,719	9,924

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2018 and 2017.

19	PROPERTY, PLANT AND EQUIPMENT, NET

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2017	669	11,068	97,317	93,872	19,570	6,200	228,696
Acquisitions through business combinations	—	326	—	—	1,136	94	1,556
Additions	—	28	1,336	7,592	1,635	569	11,160
Transfer from construction in progress	—	1,506	1,098	10,684	317	77	13,682
Transfer to lease prepayments	(18)	(143)	—	—	—	—	(161)
Reclassification on change of holding intention	150	(150)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	12,669	(12,669)	—	—	—
Transfer to assets held for sale	—	(20)	—	—	—	—	(20)
Disposals	(7)	(4)	(6,446)	(112)	(752)	(311)	(7,632)

At 31 December 2017	794	12,611	105,974	99,367	21,906	6,629	247,281

At 1 January 2018	794	12,611	105,974	99,367	21,906	6,629	247,281
Acquisitions through business combinations	—	51	—	—	12	34	97
Additions	—	48	3,644	7,049	1,250	424	12,415
Transfer from construction in progress (Note 20)	—	489	4,792	8,038	401	414	14,134
Reclassification on change of holding intention	19	(19)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	3,940	(3,940)	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(1,804)	—	(106)	—	(1,910)
Disposals	—	(26)	(7,784)	(154)	(774)	(252)	(8,990)

At 31 December 2018	813	13,154	108,762	110,360	22,689	7,249	263,027

19	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2017	229	3,646	45,952	16,997	11,022	4,104	81,950
Depreciation charge for the year	29	390	5,783	4,883	1,280	598	12,963
Transfer to lease prepayments	(5)	(36)	—	—	—	—	(41)
Reclassification on change of holding intention	22	(22)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	4,757	(4,757)	—	—	—
Transfer to assets held for sale	—	(12)	—	—	—	—	(12)
Disposal	(5)	(1)	(5,351)	(112)	(623)	(266)	(6,358)
Provision for impairment losses	—	—	324	—	—	—	324
Impairment losses written off on disposals	—	—	(470)	—	(1)	—	(471)

At 31 December 2017	270	3,965	50,995	17,011	11,678	4,436	88,355

At 1 January 2018	270	3,965	50,995	17,011	11,678	4,436	88,355
Depreciation charge for the year	29	413	5,667	5,776	1,462	622	13,969
Reclassification on change of holding intention	15	(15)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	1,072	(1,072)	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(1,582)	—	(104)	—	(1,686)
Disposals	—	(10)	(6,912)	(154)	(664)	(240)	(7,980)
Impairment losses written off on disposals (Note 19 (c))	—	—	(322)	—	(1)	—	(323)

At 31 December 2018	314	4,353	48,918	21,561	12,371	4,818	92,335

Net book value:
At 31 December 2018	499	8,801	59,844	88,799	10,318	2,431	170,692

At 31 December 2017	524	8,646	54,979	82,356	10,228	2,193	158,926

(a)

As at 31 December 2018, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB912 million and RMB122 million respectively (31 December 2017: RMB1,495 million and RMB123 million respectively).

(b)

As at 31 December 2018, certain aircraft of the Group with an aggregate carrying value of approximately RMB89,170 million (31 December 2017: RMB83,687 million of aircraft and RMB206 million of other flight equipment) were mortgaged under certain loans or certain lease agreements (Note 36(a)(i), Note 36(a)(iii) and Note 37).

(c)

For the year ended 31 December 2018, 4 Boeing aircraft were disposed directly and 18 Airbus aircraft were disposed through sale and operating leaseback transactions, against which impairment provision had been provided in previous years and the impairment provision of RMB322 million for these aircraft was written off.

19	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(d)

As at 31 December 2018, the Group reviewed the recoverable amounts of the aircraft and related assets and made no additional impairment. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs of disposal and the value in use. The fair value on which the recoverable amount is based is categorised as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(e)

As at 31 December 2018 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Xiamen, Hangzhou, Nanchang, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei, and Chongqing, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2018, carrying value of such properties of the Group amounted to RMB5,289 million (31 December 2017: RMB5,196 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f)

The Group leased out investment properties under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB178 million (2017: RMB184 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2018	2017
	RMB million	RMB million
Within 1 year	55	61
After 1 year but within 5 years	39	70
After 5 years	7	14

	101	145

(g)

As at 31 December 2018, certain investment properties of the Group with an aggregate carrying value of approximately RMB18 million (31 December 2017: RMB20 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

20	CONSTRUCTION IN PROGRESS

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2017	27,267	1,643	28,910
Additions	16,319	2,920	19,239
Transferred to property, plant and equipment	(12,099)	(1,583)	(13,682)
Transferred to other assets upon completion of development	—	(211)	(211)
Transfers to lease prepayments	—	(79)	(79)
Disposals	(3,944)	—	(3,944)

At 31 December 2017	27,543	2,690	30,233

At 1 January 2018	27,543	2,690	30,233
Additions	19,973	4,486	24,459
Transferred to property, plant and equipment (Note 19)	(13,231)	(903)	(14,134)
Transferred to other assets upon completion of development (Note 30)	—	(155)	(155)
Transferred to lease prepayments	—	(7)	(7)
Disposals	(2,605)	—	(2,605)

At 31 December 2018	31,680	6,111	37,791

21	LEASE PREPAYMENTS

Lease prepayments relate to the Group’s land use rights. In 2018, the amount of amortisation charged to consolidated income statement was RMB92 million (2017: RMB78 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2018 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at 31 December 2018, carrying value of such land use rights of the Group amounted to RMB922 million (31 December 2017: RMB827 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2018, certain land use rights of the Group with an aggregate carrying value of approximately RMB88 million (31 December 2017: RMB90 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

22	GOODWILL

	2018	2017
	RMB million	RMB million
Cost and carrying amount:
At 1 January	237	182
Acquisitions through business combinations	—	55

At 31 December	237	237

Impairment tests for cash-generating units containing goodwill

	2018	2017
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2017: 10.5% to 13.5%).

23	SUBSIDIARIES

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(v)	PRC	RMB	8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB	1,220,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB	50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	18,000,000	100%	Airport ground services
Nan Lung International Freight Limited (“Nan Lung Freight”)	Hong Kong	HKD	3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited (i)	PRC	RMB	1,000,000,000	100%	General aviation
SAIETC (i)	PRC	RMB	15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”) (i)	PRC	RMB	469,848,000	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	600,000,000	100%	Airline transportation
China Southern West Australian Flying College Pty Ltd (“Flying College”) (iv)	Australia	AUD	39,651,627	84.30%	Pilot training services

23	SUBSIDIARIES (continued)

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.
(iv)	Flying College

Pursuant to the subscription agreement entered into between the Company, CAE International Holding Limited, Nan Lung Holding Limited and Flying College, the Company made a capital injection of cash equivalent to RMB63 million to Flying College on 20 November 2018, as a result of which the Company’s equity interests in Flying College increased from 48.12% to 84.30%. After the capital injection, the Company is entitled to appoint all 3 members of Board of directors of Flying College in accordance with the subscription agreement, and Flying College thus became a subsidiary of the Company upon completion of the capital injection. The acquisition through the capital injection of Flying College enables the Group to engage in pilot flying training services.

In the period from the acquisition date to 31 December 2018, Flying College contributed a loss of RMB5 million to the Group’s results. If the acquisition had occurred on 1 January 2018, management estimates that consolidated revenue would have been increased by RMB0 million, and consolidated profit for the year would have been decreased by RMB60 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2018. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognised values on acquisition
RMB million
Non-current assets	153
Current assets	77
Current liabilities	(155)

Total net identifiable assets	75

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:
Cash consideration paid	(63)
Cash and cash equivalents acquired	69

Net cash inflow	6

23	SUBSIDIARIES (continued)

(v)	Material non-controlling interests

As at 31 December 2018, the balance of total non-controlling interests is RMB13,212 million (31 December 2017: RMB12,607 million), of which RMB9,035 million (31 December 2017: RMB8,547 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarised financial information for Xiamen Airlines.

	2018	2017
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	4,029	2,422
Non-current assets	43,234	39,689
Current liabilities	(14,397)	(9,963)
Non-current liabilities	(13,678)	(14,086)
Net assets	19,188	18,062
Carrying amount of non-controlling interests	9,035	8,547

Revenue	30,225	26,114
Profit for the year	915	1,477
Total comprehensive income	1,111	1,578
Profit allocated to non-controlling interests	393	651
Dividend paid to non-controlling interests	68	73

Net cash generated from operating activities	3,559	3,696
Net cash generated from investing activities	889	3,671
Net cash used in financing activities	(4,363)	(7,613)

The information above is the amount before inter-company eliminations.

24	INTEREST IN ASSOCIATES

	2018	2017
	RMB million	RMB million
Share of net assets	3,181	3,031

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at 31 December 2018 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal ctivity
Southern Airlines Group Finance Co.,Ltd. (“SA Finance”)	PRC	33.98%	25.28%	8.70%	33.98%	Provision of airlines financial services
Sichuan Airlines Co.,Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
SACM	PRC	40%	40%	—	40%	Advertising services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

	2018	2017
	RMB million	RMB million
Aggregate carrying amount of individually immaterial associates	3,181	3,031
Aggregate amounts of the Group’s share of:
Profit from continuing operations	263	431
Other comprehensive income	(4)	2

Total comprehensive income	259	433

25	INTEREST IN JOINT VENTURES

	2018	2017
	RMB million	RMB million
Share of net assets	2,812	1,015

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at 31 December 2018 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal ctivity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarised as follows:

	2018	2017
	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	2,812	1,015
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	200	99

26	FINANCIAL ASSETS

Non-current financial assets

		31 December	1 January	31 December
		2018	2018	2017
	Note	RMB million	RMB million	RMB million
Other equity instrument investments (FVOCI)
– Non-listed shares	(i)	234	224	—
– Non-tradable shares	(ii)	846	537	—

		1,080	761	—

Other non-current financial assets (FVPL)
– Listed shares	(ii)	71	85	—
– Non-listed shares	(i)	32	26	—

		103	111	—

Other investments in equity securities
– Unlisted equity securities, at cost	(i)	—	—	103

Available-for-sale financial assets
– Listed shares	(ii)	—	—	85
– Non-tradable shares	(ii)	—	—	537

		—	—	622

Current financial assets

		31 December	1 January	31 December
		2018	2018	2017
	Note	RMB million	RMB million	RMB million
Other financial assets	(iv)	440	—	—

Notes:

(i)

Upon initial application of IFRS 9 at 1 January 2018 (see Note 2(b)), other investments in equity securities the Group held were remeasured and were either reclassified to “other non-current financial assets” measured at FVPL, or designated as “other equity instrument investments” measured at FVOCI, if such investments are held for strategic purpose.

(ii)

Upon initial application of IFRS 9 at 1 January 2018 (see Note 2(b)), available-for-sale financial assets were either reclassified to “other non-current financial assets” measured at FVPL, or designated as “other equity instrument investments” measured at FVOCI, if such financial assets are held for strategic purpose.

(iii)	Dividends received on the investments listed in (i) and (ii) above amounted to RMB20 million for the year of 2018 (2017: RMB18 million).
(iv)	This represents certain financing product the Group purchased from a commercial bank.

27	DERIVATIVE FINANCIAL INSTRUMENTS

	2018	2017
	RMB million	RMB million
Asset:
Interest rate swaps (a)	75	46

Liability:
Cross currency swaps (b)	44	64

(a)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2018 amounted to USD393 million (31 December 2017: USD460 million).

(b)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.20% to 3.91% per annum (2017: 3.58% to 4.04% per annum) and principal payments in RMB. At 31 December 2018, the fair value of the cross currency swaps amounted to RMB44 million (31 December 2017: RMB64 million). The notional principal of the outstanding cross currency swaps as at 31 December 2018 amounted to USD979 million (31 December 2017: USD920 million).

28	CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS

	2018	2017
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	(8)	—
Cross currency swaps (Note 27)	20	(64)

	12	(64)

29	DEFERRED TAX ASSETS/(LIABILITIES)

(a)	Movements of net deferred tax assets are as follows:

	At the beginning of the year RMB million	Impact on initial application of IFRS 9/15 RMB million	(Charged)/ credited to consolidated income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2018

Deferred tax assets:
Accrued expenses	1,020	—	(91)	—	929
Provision for major overhauls	691	—	6	—	697
Deferred revenue	88	(88)	—	—	—
Contract liabilities/other non-current liabilities	—	87	(6)	—	81
Provision for impairment losses	248	—	(38)	—	210
Provision for tax losses	10	—	12	—	22
Change in fair value of derivative financial instruments	16	—	(5)	—	11
Others	82	—	3	—	85

	2,155	(1)	(119)	—	2,035

Deferred tax liabilities:
Provision for major overhauls	(216)	—	5	—	(211)
Depreciation allowances under tax in excess of the related depreciation under accounting	(633)	—	15	—	(618)
Change in fair value of derivative financial instruments	(11)	—	—	(7)	(18)
Change in fair value of available-for-sale equity securities	(141)	141	—	—	—
Change in fair value of other equity instrument investments	—	(156)	—	(80)	(236)
Change in fair value of other non-current financial assets	—	(21)	2	—	(19)
Fair value remeasurement of identifiable assets in business combination	(26)	—	1	—	(25)
Others	(49)	—	31	—	(18)

	(1,076)	(36)	54	(87)	(1,145)

Net deferred tax assets	1,079	(37)	(65)	(87)	890

29	DEFERRED TAX ASSETS/(LIABILITIES) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At the beginning of the year RMB million	Acquired in business combination RMB million	(Charged)/ credited to consolidated income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2017

Deferred tax assets:
Accrued expenses	1,065	—	(45)	—	1,020
Provision for major overhauls	505	—	186	—	691
Deferred revenue	87	—	1	—	88
Provision for impairment losses	174	—	74	—	248
Provision for tax losses	—	—	10	—	10
Change in fair value of derivative financial instruments	—	—	16	—	16
Others	86	—	(4)	—	82

	1,917	—	238	—	2,155

Deferred tax liabilities:
Provision for major overhauls	(261)	—	45	—	(216)
Depreciation allowances under tax in excess of the related depreciation under accounting	(659)	—	26	—	(633)
Change in fair value of derivative financial instruments	(5)	—	—	(6)	(11)
Change in fair value of available-for-sale equity securities	(110)	—	—	(31)	(141)
Fair value remeasurement of identifiable assets in business combination	—	(30)	4	—	(26)
Others	(38)	—	(11)	—	(49)

	(1,073)	(30)	64	(37)	(1,076)

Net deferred tax assets	844	(30)	302	(37)	1,079

29	DEFERRED TAX ASSETS/(LIABILITIES) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2018	2017
	RMB million	RMB million
Net deferred tax asset recognised in the statement of financial position	1,566	1,662
Net deferred tax liability recognised in the statement of financial position	(676)	(583)

	890	1,079

(c)	Deferred tax assets not recognised

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB492 million (2017: RMB543 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2018	2017
	RMB million	RMB million
Expiring in:
2018	—	171
2019	193	193
2020	—	—
2021	95	96
2022	82	83
2023	122	—

	492	543

As at 31 December 2018, the Group’s other deductible temporary differences amounting to RMB822 million (31 December 2017: RMB653 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

30	OTHER ASSETS

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2017	230	255	119	404	1,008
Additions	—	33	44	402	479
Acquisitions through business combinations	—	2	—	—	2
Transferred from construction in progress (Note 20)	—	142	56	13	211
Disposals	—	(4)	—	(20)	(24)
Amortisation for the year	(10)	(112)	(38)	(122)	(282)

At 31 December 2017	220	316	181	677	1,394

At 1 January 2018	220	316	181	677	1,394
Additions	—	105	—	407	512
Acquisitions through business combinations	—	—	36	—	36
Transferred from construction in progress (Note 20)	—	69	86	—	155
Disposals	—	—	—	(6)	(6)
Amortisation for the year	(10)	(118)	(61)	(126)	(315)

At 31 December 2018	210	372	242	952	1,776

Representing:

		2018	2017
	Note	RMB million	RMB million
Amount paid to related parties	42(b)&51(c)	227	160
Amount paid to third parties and others		1,549	1,234

		1,776	1,394

31	INVENTORIES

	2018	2017
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,688	1,638
Other supplies	232	210

	1,920	1,848

Less: provision	(221)	(226)

	1,699	1,622

Provision of inventory is shown as below:

	2018	2017
	RMB million	RMB million
At 1 January	226	144
Provision for inventories	12	110
Provision written off upon disposal	(17)	(28)

At 31 December	221	226

32	TRADE RECEIVABLES

	2018	2017
	RMB million	RMB million
Trade receivables	2,937	2,712
Less: loss allowance	(36)	(37)

	2,901	2,675

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2018	2017
	RMB million	RMB million
Within 1 month	2,325	2,067
More than 1 month but less than 3 months	492	497
More than 3 months but less than 12 months	90	112
More than 1 year	30	36

	2,937	2,712
Less: loss allowance	(36)	(37)

	2,901	2,675

All of the trade receivables are expected to be recovered within one year.

32	TRADE RECEIVABLES (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
RMB	2,430	2,061
USD	179	179
EURO	104	171
AUD	6	52
TWD	27	33
GBP	13	36
Others	178	180

	2,937	2,712

As at 31 December 2018, the fair value of trade receivables approximates its carrying amount.

33	OTHER RECEIVABLES

		2018	2017
	Note	RMB million	RMB million
VAT recoverable		5,342	3,684
Rebate receivables on aircraft acquisitions		686	699
Term deposits	(i)	264	313
Deposits for aircraft purchase		426	—
Government grants receivables	(ii)	982	—
Others		320	539

		8,020	5,235
Less: loss allowance		(5)	(3)

		8,015	5,232

Notes:

(i)	Term deposits have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2018 is 2.26% (31 December 2017: 2.01%).
(ii)	Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.

As at 31 December 2018, the fair value of other receivables approximates its carrying amount.

34	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents comprise:

	2018	2017
	RMB million	RMB million
Deposits in banks and other financial institutions	19	—
Cash at bank and other financial institutions and on hand	6,909	6,826

Cash and cash equivalents in the consolidated statement of financial position	6,928	6,826

As at 31 December 2018, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
RMB	6,281	4,377
USD	267	2,038
EURO	53	71
AUD	138	—
JPY	22	27
HKD	22	123
Others	145	190

	6,928	6,826

34	CASH AND CASH EQUIVALENTS (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2018 RMB million	2017 RMB million (Note)
Profit before income tax		4,364	8,874
Depreciation charges	12	13,969	12,963
Other amortisation	12	407	360
Amortisation of deferred benefits and gains	12	(68)	(161)
Impairment losses on property, plant, equipment	19	—	324
Share of associates’ results	24	(263)	(431)
Share of joint ventures’ results	25	(200)	(99)
Gain on disposal of property, plant and equipment and construction in progress	14	(602)	(989)
Changes in fair value of financial instruments	28	(12)	64
Remeasurement of the originally held equity interests in a joint venture		—	(109)
Interest income		(125)	(89)
Interest expense	15	3,202	2,747
Dividends income from other non-current financial assets		(20)	—
Dividend income from investments		—	(18)
Exchange losses/(gain), net		2,820	(642)
Increase in inventories		(77)	(34)
(Increase)/decrease in trade receivables		(226)	314
Increase in other receivables		(2,783)	(1,840)
(Increase)/decrease in prepaid expenses and other current assets		(2,325)	81
Increase in net amounts due to related companies		12	15
Increase in trade payables		184	222
Increase in contract liabilities		232	—
Increase/(decrease) in sales in advance of carriage		1,441	(567)
Increase in other non-current liabilities		218	—
Increase in accrued expenses		312	223
Increase in other liabilities		839	762
Increase in deferred revenue		—	430
Increase in provision for major overhauls		23	719
Decrease in provision for early retirement benefits		(1)	(3)
(Decrease)/increase in deferred benefits and gains		(147)	362

Cash generated from operating activities		21,174	23,478

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

34	CASH AND CASH EQUIVALENTS (continued)

(c)	Reconciliation of liabilities arising from financing activities:

	Bank loans and other borrowings RMB million (Note 36)	Obligations under finance leases RMB million (Note 37)	Interest rate swaps held to hedge borrowings (assets) RMB million (Note 27)	Cross currency swaps RMB million (Note 27)	Total RMB million
At 1 January 2018	48,287	67,924	(46)	64	116,229

Changes from financing cash flows:

Proceeds from bank borrowings	34,385	—	—	—	34,385
Proceeds from issuance of ultra-short-term financing bills	5,500	—	—	—	5,500
Proceeds from corporate bonds	2,000	—	—	—	2,000
Repayment of bank borrowings	(34,260)	—	—	—	(34,260)
Repayment of ultra-short-term financing bills	(1,500)	—	—	—	(1,500)
Repayment of corporate bonds	(345)	—	—	—	(345)
Repayment of principal under finance lease obligations	—	(10,433)	—	—	(10,433)

Total changes from financing cash flows	5,780	(10,433)	—	—	(4,653)

Exchange adjustments	350	1,440	—	—	1,790

Changes in fair value	—	—	(29)	(20)	(49)

Other changes:
Additions of obligations under finance leases (Note 53)	—	13,290	—	—	13,290

Total other changes	—	13,290	—	—	13,290

At 31 December 2018	54,417	72,221	(75)	44	126,607

34	CASH AND CASH EQUIVALENTS (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued):

	Bank loans and other borrowings RMB million (Note 36)	Obligations under finance leases RMB million (Note 37)	Interest rate swaps held to hedge borrowings (assets) RMB million (Note 27)	Cross currency swaps RMB million (Note 27)	Total RMB million
At 1 January 2017	45,504	62,222	(21)	—	107,705

Changes from financing cash flows:

Proceeds from bank borrowings	42,854	—	—	—	42,854
Proceeds from issuance of ultra-short-term financing bills	1,000	—	—	—	1,000
Repayment of bank borrowings	(18,311)	—	—	—	(18,311)
Repayment of ultra-short-term financing bills	(22,986)	—	—	—	(22,986)
Repayment of principal under finance lease obligations	—	(9,835)	—	—	(9,835)

Total changes from financing cash flows	2,557	(9,835)	—	—	(7,278)

Exchange adjustments	(116)	(1,746)	—	—	(1,862)

Changes in fair value	—	—	(25)	64	39

Other changes:
Acquisitions through business combinations	342	—	—	—	342
Additions of obligations under finance leases (Note 53)	—	17,283	—	—	17,283

Total other changes	342	17,283	—	—	17,625

At 31 December 2017	48,287	67,924	(46)	64	116,229

35	ASSETS HELD FOR SALE

Assets held for sale mainly represent property, plant and equipment which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

	Note	2018 RMB million	2017 RMB million
Owned aircraft and other flight equipment	19	224	—
Buildings	19	—	8

		224	8

As at 31 December 2018, the carrying amount of the assets held for sale is RMB224 million, while their fair value less cost to sell is RMB238 million. The fair value on which the recoverable amount is based is categorised as a level 3 measurement.

36	BORROWINGS

(a)	As at 31 December, borrowings are analysed as follows:

	2018 RMB million	2017 RMB million
Non-current
Long-term borrowings
– secured (Notes (i)&(ii)&(iii))	511	596
– unsecured	8,911	5,427

	9,422	6,023
Corporate bond
– unsecured (Note (iv))	4,655	10,000

Medium-term notes
– unsecured (Note (v))	1,599	4,696

	15,676	20,719

Current
Current portion of long-term borrowings
– secured (Notes (i)&(ii)&(iii))	94	208
– unsecured	808	3,734
Short-term borrowings
– unsecured	20,739	20,626
Ultra short-term financing bills
– unsecured	4,000	—

	25,641	24,568
Current portion of corporate bond
– unsecured (Note (iv))	13,100	3,000

	38,741	27,568

Total borrowings	54,417	48,287

The borrowings are repayable:

Within one year	38,741	27,568
In the second year	7,757	9,126
In the third to fifth year	6,004	11,566
After the fifth year	1,915	27

Total borrowings	54,417	48,287

36	BORROWINGS (continued)

(a)	As at 31 December, borrowings are analysed as follows: (continued)

Notes:

(i)

As at 31 December 2018, bank borrowings of the Group totalling RMB390 million (31 December 2017: RMB440 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB373 million (31 December 2017: RMB1,331 million).

(ii)

As at 31 December 2018, bank borrowings of the Group amounting to RMB215 million (31 December 2017: RMB265 million) were secured by certain land use rights of RMB88 million (31 December 2017: RMB90 million) and investment properties of RMB18 million (31 December 2017: RMB20 million).

(iii)	As at 31 December 2017, bank borrowings of RMB99 million were secured by certain of the other flight equipment with aggregate carrying amounts of RMB206 million.
(iv)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

(v)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on 15 August 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on 21 November 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(b)	As at 31 December 2018, the Group’s weighted average interest rates on short-term borrowings were 3.92% per annum (31 December 2017: 3.76% per annum).

36	BORROWINGS (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2018	2017
	RMB million	RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at 31 December 2018, with maturities through 2027	19	20
Corporate Bond – Fixed bond rate at 2.97%~3.92%	14,655	13,000
Medium-term notes – Fixed interest rate at 2.97%~3.38%	4,699	4,696
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2018, with maturities through 2033	10,213	9,781

USD denominated loans
Floating interest rates at three-month LIBOR + 3.30% per annum as at 31 December 2017, with maturities through 2019	—	98
Floating interest rates at three-month LIBOR + 2.1% per annum as at 31 December 2017, with maturities through 2018	—	66
Fixed interest rate at 3.32% per annum as at 31 December 2018, with maturities through 2020	92	—

	29,678	27,661
Less: loans due within one year classified as current liabilities	(14,002)	(6,942)

	15,676	20,719

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
Renminbi	47,607	40,086
USD	6,810	8,201

	54,417	48,287

The Group has certain borrowings as well as significant obligations under finance leases (Note 37) which are denominated in USD as at 31 December 2018. The net exchange loss of RMB1,853 million for the year ended 31 December 2018 (2017: net exchange gain of RMB1,801 million) was mainly attributable to the translation of balances of borrowings and obligations under finance leases which are denominated in USD.

(e)

The balance of short-term borrowings as at 31 December 2018 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB500 million (31 December 2017: RMB105 million) (Note 51(d)(ii)).

(f)	As at 31 December 2018, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

36	BORROWINGS (continued)

(g)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at 31 December 2018 and 2017, none of the covenants relating to drawn down facilities had been breached.

37	OBLIGATIONS UNDER FINANCE LEASES

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2019 to 2030. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease.

As at 31 December 2018, future payments under these finance leases are as follows:

	2018			2017
	Present value of the minimum lease payments	Total minimum lease payments	Interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	9,555	12,062	2,507	8,341	10,764	2,423
After 1 year but within 2 years	9,572	11,738	2,166	8,145	10,257	2,112
After 2 years but within 5 years	32,285	36,765	4,480	25,376	29,627	4,251
After 5 years	20,809	22,200	1,391	26,062	28,251	2,189

	72,221	82,765	10,544	67,924	78,899	10,975
Less: balance due within one year classified as current liabilities	(9,555)			(8,341)

	62,666			59,583

37	OBLIGATIONS UNDER FINANCE LEASES (continued)

Details of obligations under finance leases are as follows:

	2018	2017
	RMB million	RMB million
USD denominated obligations
Fixed interest rates ranging from 1.75% to 5.03% per annum as at 31 December 2018	8,630	7,803
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 2.95% per annum as at 31 December 2018	9,617	12,544
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2018	8,620	11,327

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2018	244	292

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2018	1,228	1,279
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2018	229	295

Renminbi denominated obligations
Fixed rate at 4.1% to 4.3% as at 31 December 2018	1,097	856
Floating interest rates ranging from 75.0% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2018	38,222	28,804
Floating interest rate at three-month CHN HIBOR + 0.38% as at 31 December 2018	407	455

Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.20% per annum as at 31 December 2018	2,440	2,701
Floating interest rates ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at 31 December 2018	1,487	1,568

	72,221	67,924

As at 31 December 2018, certain of the Group’s aircraft with carrying amounts of RMB88,739 million (31 December 2017: RMB82,356 million) secured finance lease obligations totalling RMB72,221 million (31 December 2017: RMB67,924 million).

As at 31 December 2018, the fair value of obligations under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2018	2017
	RMB million	RMB million
Within 1 month	406	465
More than 1 month but less than 3 months	829	533
More than 3 months but less than 6 months	476	497
More than 6 months but less than 1 year	423	443
More than 1 year	175	187

	2,309	2,125

As at 31 December 2018, the fair value of trade payables approximate their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
Renminbi	1,910	1,832
USD	376	209
Others	23	84

	2,309	2,125

39	CONTRACT LIABILITIES/DEFERRED REVENUE

The amounts represent the unredeemed credits under the frequent flyer award programmes. Movement in the accounts is set out below:

RMB million
Deferred revenue:

Balance at 31 December 2017	3,351
Representing:
– Current	1,502
– Non-current	1,849

3,351
Impact on initial application of IFRS15
– Change in measurement of revenue under frequent flyer award programmes	(90)
– Change in presentation	(3,261)

Balance at 1 January 2018	—

Contract liabilities:

Balance at 31 December 2017	—
Impact on initial application of IFRS15	3,261

Balance at 1 January 2018	3,261
Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	2,161
Reduction as a result of revenue recognised during the year	(1,711)
Representing:
– Recognised as revenue from opening balance of contract liabilities	(1,461)
– Recognised as revenue from current year addition of contract liabilities	(250)

Balance at 31 December 2018	3,711

Representing:
– Current	1,693
– Non-current (Note 41)	2,018

As at 31 December 2018, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,711 million. This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

40	SALES IN ADVANCE OF CARRIAGE

As at 31 December 2018, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers take possession of and accept the passenger transportation services to be provided by the Group. During the year, RMB7,279 million which was included in the opening balance of the sales in advance of carriage was recognised as revenue.

41	OTHER NON-CURRENT LIABILITIES

		2018
	Note	RMB million
Unredeemed credits under the frequent flyer award programmes (Note 39)	(i)	2,018
Others		18

		2,036

(i)

Prior to 1 January 2018, the Company recorded unredeemed credits under the frequent flyer award programmes with “deferred revenue”. Upon initial application of IFRS 15, the current portion of such unredeemed credits is recorded under “contract liabilities”, whereas the non-current portion is recorded under in “other non-current liabilities”.

42	BALANCES WITH RELATED COMPANIES

(a)	Amounts due from related companies

		2018	2017
	Note	RMB million	RMB million
Current
CSAH and its affiliates		51	9
Associates		22	18
Joint ventures		17	49

	51(c)	90	76

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts paid to related companies

		2018	2017
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates	30&51(c)	80	160
An associate		147	—

		227	160

(c)	Amounts due to related companies

		2018	2017
	Note	RMB million	RMB million
CSAH and its affiliates		49	50
Associates		12	1
Joint ventures		63	48
Other related companies		3	2

	51(c)	127	101

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

43	ACCRUED EXPENSES

	2018	2017
	RMB million	RMB million
Repairs and maintenance	4,468	4,806
Jet fuel costs	1,900	1,345
Salaries and welfare	3,212	3,362
Landing and navigation fees	2,492	2,757
Computer reservation services	585	541
Provision for major overhauls (Note 45)	821	562
Interest expenses	771	740
Air catering expenses	166	148
Provision for early retirement benefits (Note 46)	2	4
Others	1,265	1,105

	15,682	15,370

44	OTHER LIABILITIES

	2018	2017
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	2,012	1,788
Payable for purchase of property, plant and equipment	1,608	1,194
Sales agent deposits	597	507
Other taxes payable	443	569
Deposit received for chartered flights	186	191
Others	1,727	1,485

	6,573	5,734

As at 31 December 2018, the fair value of the balances approximate their carrying amount.

45	PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2018	2017
	RMB million	RMB million
At 1 January	3,370	2,857
Additional provision	943	1,063
Utilisation	(661)	(550)

At 31 December	3,652	3,370
Less: current portion (Note 43)	(821)	(562)

	2,831	2,808

46	PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2018	2017
	RMB million	RMB million
At 1 January	7	13
Provision for the year (Note 13)	1	1
Financial cost (Note 15)	—	1
Payments made during the year	(4)	(8)

At 31 December	4	7
Less: current portion (Note 43)	(2)	(4)

	2	3

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

47	DEFERRED BENEFITS AND GAINS

	2018	2017
	RMB million	RMB million
Leases rebates (Note (i))	47	54
Maintenance rebates (Note (ii))	746	807
Gains relating to sale and leaseback (Note (iii))	15	28
Government grants	85	149
Others	13	15

	906	1,053

Notes:

(i)

The Group was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii)	The Group was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised over the beneficial period.
(iii)	The Group entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

48	SHARE CAPITAL

	2018	2017
	RMB million	RMB million
Registered, issued and paid up capital:
Trade-restricted:
489,202,658 domestic state-owned shares of RMB1.00 each (Note (ii))	489	—
1,088,870,431 A shares of RMB1.00 each (Note (ii))	1,089	—
600,925,925 H shares of RMB1.00 each (Note (ii))	601	—

	2,179	—

Tradable:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2017: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
2,983,421,335 A shares of RMB1.00 each (2017: 2,983,421,335 shares of RMB1.00 each)	2,984	2,984
3,065,523,272 H shares of RMB1.00 each (2017: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	10,088	10,088

	12,267	10,088

Notes:

(i)	All the domestic state-owned, H and A shares rank pari passu in all material respects.
(ii)

In September 2018, the Company issued 1,578,073,089 A shares (“new A shares”) to CSAH and other six entities at the price of RMB6.02 per share, and issued 600,925,925 H shares (“new H shares”) to a fellow subsidiary of CSAH at the price of HKD6.034 per share. The total cash consideration for the above share issuances amounted to RMB12,664 million, of which RMB15 million was issuance costs, RMB2,179 million was credited to share capital and RMB10,470 million was credited to share premium (see Notes 49 and 59). The new A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance, whereas other new A shares issued to other parties are restricted for trading within 12 months upon completion of the issuances. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares within 36 months upon completion of the issuance.

49	RESERVES

	Note		Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
Balance at 1 January 2017			14,131	209	—	2,078	17,220	33,638

Changes in equity for 2017:

Total comprehensive income for the year			—	66	—	1	5,961	6,028
Dividends approved in respect of the previous year			—	—	—	—	(982)	(982)
Appropriations to reserves			—	—	—	492	(492)	—
Issuance of shares			1,051	—	—	—	—	1,051
Dilution and change of non-controlling interests and other reserves			—	—	—	113	—	113

Balance at 31 December 2017			15,182	275	—	2,684	21,707	39,848

Impact on initial application of IFRS 15			—	—	—	—	526	526
Impact on initial application of IFRS 9			—	(240)	303	—	40	103

Adjusted balance at 1 January 2018 (Note)			15,182	35	303	2,684	22,273	40,477

Changes in equity for 2018:

Total comprehensive income for the year			—	22	133	(2)	2,895	3,048
Dividends approved in respect of the previous year	49	(b)	—	—	—	—	(1,009)	(1,009)
Appropriations to reserves			—	—	—	221	(221)	—
Issuance of shares	48	(ii)	10,470	—	—	—	—	10,470
Change in other reserves			—	—	—	4	—	4

Balance at 31 December 2018			25,652	57	436	2,907	23,938	52,990

Note:

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2 (b).

(a)	Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

49	RESERVES (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2018 RMB million	2017 RMB million
Final dividend proposed after the end of the reporting year of RMB0.05 per share (2017: RMB0.10 per share) (inclusive of applicable tax)	613	1,009

A dividend in respect of the year ended 31 December 2018 of RMB0.05 per share (inclusive of applicable tax) (2017: RMB0.10 per share (inclusive of applicable tax)), amounting to a total dividend of RMB613 million (2017: RMB1,009 million), was proposed by the directors on 29 March 2019. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

50	COMMITMENTS

(a)	Capital commitments

Capital commitments outstanding as at 31 December 2018 not provided for in the financial statements were as follows:

	2018 RMB million	2017 RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	82,199	86,834

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in a joint venture	14	—
– share of capital commitments of a joint venture	26	18

	40	18
– authorised but not contracted for
– share of capital commitments of a joint venture	21	22

	61	40

Commitments for other property, plant and equipment
– authorised and contracted for	7,224	6,386
– authorised but not contracted for	14,062	15,636

	21,286	22,022

	103,546	108,896

50	COMMITMENTS (continued)

(a)	Capital commitments (continued)

As at 31 December 2018, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2018 RMB million	2017 RMB million
2018	—	28,125
2019	38,141	28,370
2020	32,395	22,686
2021	8,628	4,808
2022 and afterwards	3,035	2,845

	82,199	86,834

(b)	Operating lease commitments

As at 31 December 2018, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2018 RMB million	2017 RMB million
Payments due:
Within 1 year	9,217	8,283
After 1 year but within 5 years	35,429	31,175
After 5 years	31,083	30,007

	75,729	69,465

51	MATERIAL RELATED PARTY TRANSACTIONS

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) and certain of the highest paid employees as disclosed in Note 60, is as follows:

	2018	2017
	RMB’000	RMB’000
Salaries, wages and welfare	15,218	12,151
Retirement scheme contributions	1,797	1,841

	17,015	13,992

	2018	2017
	RMB’000	RMB’000
Directors and supervisors (Note 60)	878	2,952
Senior management	16,137	11,040

	17,015	13,992

Total remuneration is included in “staff costs” (Note 13).

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

	Note	2018 RMB million	2017 RMB million
Income received from CSAH and its affiliates
Cargo handling income and rental income*	(i)	4	3
Aviation material sales income*	(ii)	6	4
Entrusted management income*	(iii)	27	—
Others		9	8

Expenses paid to CSAH and its affiliates
Cargo handling charges*	(i)	111	112
Commission expenses*	(i)	14	44
Transportation expense*	(i)	10	—
Maintenance material purchase expense and lease charges for maintenance material*	(ii)	98	43
Software service expenses*	(ii)	5	4
Air catering supplies expenses*	(iv)	135	125
Repairing charges*	(v)	1,184	1,537
Lease charges for land and buildings*	(vi)	294	189
Property management fee*	(vii)	106	72
Acquisition of property*	(viii)	160	—
Others		5	12

Expenses paid to joint ventures and associates
Repairing charges	(v)	786	—
Repairing charges and maintenance material purchase expenses	(ix)	2,692	2,492
Flight simulation service charges	(x)	—	194
Training expenses	(xi)	—	36
Ground service expenses	(xii)	123	123
Air catering supplies	(xiii)	98	109
Advertising expenses*	(xiv)	105	74
Property management fee	(xv)	28	26
Others		7	6

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	15	28
Rental income	(x)	—	18
Entrustment income for advertising media business*	(xiv)	1	20
Repairing income	(xvii)	11	1
Air catering supplies income	(xvii)	16	26
Commission income*	(xviii)	20	26
Ground service income	(xix)	13	10
Labor service income and rental income	(xx)	22	20
Others		13	7

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	Note	2018 RMB million	2017 RMB million
Income received from other related company
Air tickets income	(xxi)	9	6

Expenses paid to other related companies
Advertising expenses	(xxi)	10	10
Computer reservation services	(xxiii)	592	576
Aviation supplies expenses	(xxii)	48	39
Canteen Service	(xxii)	19	15
Others		3	4

Acquisition from CSAH and its affiliates
Acquisition of a subsidiary*	(xiv)	—	47
Equity transaction*	(v)	1,602	—

Aircraft related transactions with CSAH and its affiliates
Finance lease of aircraft*	(xxiv)	8,221	6,831
Operating lease charges on aircraft*	(xxiv)	91	—
Consideration of disposal of aircraft*	(xxiv)	481	—

(i)

China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), is a wholly-owned subsidiary of CSAH. Cargo handling income/charges are earned/payable by the Group in respect of the cargo handling service with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association. GSC also provides transportation service to the Group.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance material from CASC, and CASC also purchases maintenance material from the Group.

(iii)	The Group provides entrusted management service to CSAH.
(iv)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

(v)	MTU, a former joint venture of CSAH, provides comprehensive maintenance services to the Group.

The CSAH Group subscribed the new A shares (Note 48) of the Company with the equity interests held in MTU, which representing 50% of the total equity interests, and a cash consideration of RMB1,204 million.

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(vi)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental payments for land and buildings paid or payable to CSAH and its affiliates.
(vii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. COHL& CSAH Construction Development Co.,Ltd., a joint venture of CSAH. Both of them provide property management services to the Group.

(viii)	The Group acquires properties from COHL&CSAH Construction Development Co.,Ltd.
(ix)	GAMECO and Shenyang Northern Aircraft Maintenance Ltd. (“SNAM”), joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x)

Zhuhai Xiang Yi, a former joint venture of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi.

In July 2017, Zhuhai Xiang Yi became a wholly-owned subsidiary of the Company. The amount represents the transactions in 2017 which incurred prior to the acquisition.

(xi)	Flying College, a former joint venture of the Group, provides training services to the Group.

Flying College became a subsidiary of the Group on 20 November 2018 (Note 23(iv)).

(xii)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group provide ground services to the Group.
(xiii)	Beijing Airport Inflight Kitchen Co.,Ltd., is an associate of the Group and provides air catering related services to the Group.
(xiv)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

XACM, a former associate of Xiamen Airlines, provided advertising service to Xiamen Airlines. In October 2017, XACM became a wholly-owned subsidiary of Xiamen Airlines. Xiamen Airlines provides certain media resources to XACM before the acquisition.

(xv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.
(xvi)	The Group imports and sells maintenance materials to GAMECO and earns maintenance material sales and handling income.
(xvii)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.
(xviii)	The Group provides certain website resources to SA Finance for the sales of air insurance.
(xix)	The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd., and Sichuan Airlines, which are associates of the Group.

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xx)	The Group provides labor service to SNAM, and the charge rates are determined by reference to prevailing market price. In addition, the Group leases certain property and equipment to SNAM.
(xxi)

Phoenix Satellite Television Holdings Ltd., (“the Phoenix Group”) was a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group and resigned on 20 December 2017. The transaction incurred in the current year before 20 December 2018 was deemed to be the related party transaction. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xxii)

The chairman of Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

(xxiii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the non-executive director of China Travel Sky Holding Company. It provides computer reservation services.

(xxiv)

China Southern Airlines International Finance Leasing Co., Ltd., a wholly-owned subsidiary of CSAH, provides finance and operating lease of aircraft services to the Group. Also, the Group disposed aircraft to China Southern Airlines International Finance Leasing Co., Ltd.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

		2018	2017
	Note	RMB million	RMB million
Receivables:
CSAH and its affiliates		51	9
Associates		22	18
Joint ventures		17	49

	42(a)	90	76

		2018	2017
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		80	160
An associate		147	—

	30&42(b)	227	160

		2018	2017
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		49	50
Associates		12	1
Joint ventures		63	48
Other related companies		3	2

	42(c)	127	101

		2018	2017
		RMB million	RMB million
Accrued expenses:
CSAH and its affiliates		62	1,023
Associates		139	95
Joint ventures		2,320	1,086
Other related companies		633	571

		3,154	2,775

		2018	2017
		RMB million	RMB million
Obligations under finance leases:
CSAH and its affiliates		13,360	6,656

		13,360	6,656

Except the obligations under finance leases, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

51	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At 31 December 2018, loans from SA Finance to the Group amounted to RMB758 million (31 December 2017: RMB431 million).

The unsecured loans are repayable as follows:

	2018	2017
	RMB million	RMB million
Within 1 year	630	273
After 1 year but within 2 years	10	58
After 2 years but within 5 years	118	100

	758	431

Interest expense paid on such loans amounted to RMB18 million (2017: RMB14 million) and the interest rates range from 3.92% to 4.51% per annum during the year ended 31 December 2018 (2017: 3.92% to 4.51%).

(ii)	Entrusted loans from CSAH

In 2018, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB500 million to the Group from 28 July 2018 to 28 July 2019. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2018	2017
	Note	RMB million	RMB million
Within 1 year	36(e)	500	105

Interest expense paid on such loans amounted to RMB10 million (2017: RMB4 million) at interest rates 3.92% per annum during the year ended 31 December 2018 (2017: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at 31 December 2018, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2018	2017
	RMB million	RMB million
Deposits placed with SA Finance	5,583	6,095

Interest income received on such deposits amounted to RMB80 million during the year ended 31 December 2018 (2017: RMB72 million).

(e)	Commitments to CSAH

As at 31 December 2018, the Group had operating lease commitments to CSAH in respect of lease payments for land and buildings of RMB665 million (31 December 2017: RMB334 million) and aircraft of RMB78 million (31 December 2017: Nil). As at 31 December 2018, the Group had capital commitments to CSAH in respect of capital payments for other flight equipment of RMB291 million (31 December 2017: Nil).

52	EMPLOYEE BENEFITS PLAN

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2017: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2018 was approximately RMB598 million (2017: RMB546 million).

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

53	SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

Non-cash transactions

i.	Acquisition of aircraft

During the year ended 31 December 2018, aircraft acquired under finance leases amounted to RMB13,290 million (2017: RMB17,283 million).

ii.	Acquisition of a joint venture through issuance of new shares

During the year ended 31 December 2018, CSAH subscribed the new A shares (Note 48) of the Company with a cash consideration and the equity interests held in MTU, representing 50% of the total equity interests of MTU. The related non-cash equity transaction of financing activities amounted to RMB1,741 million (2017: nil).

54	CONTINGENT LIABILITIES

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On 7 February 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2017: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2018, total personal bank loans of RMB318 million (31 December 2017: RMB361 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB1 million (2017: RMB5 million) to the banks due to the default of payments of certain pilot trainees.

(d)

During the year ended 31 December 2018, the Group was aware that the Group, together with certain third party companies, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the issuance date of this financial report, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported to the local Public Security Bureau for investigations. The management considers that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

55	COMPARATIVE FIGURES

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

56	IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2018, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC. CSAH does not produce financial statements available for public use.

57	NON-ADJUSTING EVENTS AFTER THE FINANCIAL YEAR END

On 29 March 2019, the Directors of the Company proposed a final dividend in respect of the year ended 31 December 2018. Further details are disclosed in Note 49(b).

58	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Non-current assets
Property, plant and equipment, net	130,279	123,047
Construction in progress	29,634	20,467
Lease prepayments	1,316	1,335
Investments in subsidiaries	8,727	7,961
Interest in associates	832	832
Interest in joint ventures	1,839	269
Other investments in equity securities	—	100
Aircraft lease deposits	497	498
Available-for-sale financial assets	—	26
Other equity instrument investments	234	—
Other non-current financial assets	16	—
Derivative financial instruments	75	46
Deferred tax assets	1,534	1,623
Other assets	1,103	613

	176,086	156,817

Current assets
Inventories	1,053	1,024
Trade receivables	2,071	1,952
Other receivables	5,231	3,761
Cash and cash equivalents	3,620	4,631
Restricted bank deposits	78	85
Prepaid expenses and other current assets	2,891	677
Other financial assets	440	—
Amounts due from subsidiaries and other related companies	956	639

	16,340	12,769

Current liabilities
Derivative financial instruments	44	64
Borrowings	32,280	24,871
Current portion of obligations under finance leases	7,883	6,854
Trade payables	281	386
Contract liabilities	1,572	—
Sales in advance of carriage	7,007	6,634
Deferred revenue	—	1,440
Current income tax	310	825
Amounts due to subsidiaries and other related companies	5,069	4,148
Accrued expenses	12,562	12,236
Other liabilities	4,560	4,081

	71,568	61,539

58	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (continued)

	Note	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Non-current liabilities
Borrowings		13,417	15,170
Obligations under finance leases		52,395	51,848
Deferred revenue		—	1,568
Other non-current liabilities		1,817	—
Provision for major overhauls		2,077	2,223
Provision for early retirement benefits		1	2
Deferred benefits and gains		642	754

		70,349	71,565

Net assets		50,509	36,482

Capital and reserves
Share capital		12,267	10,088
Reserves	59	38,242	26,394

Total equity		50,509	36,482

Note:

The Company has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated.

Approved and authorised for issue by the Board of Directors on 29 March 2019.

Wang Chang Shun	Zhang Zi Fang
Director	Director

59	RESERVES MOVEMENT OF THE COMPANY

	Note	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
Balance at 1 January 2017		13,878	34	—	2,103	5,670	21,685

Changes in equity for 2017:

Total comprehensive income for the year		—	13	—	—	4,627	4,640
Dividends approved in respect of the previous year		—	—	—	—	(982)	(982)
Appropriations to reserves		—	—	—	492	(492)	—
Issuance of shares		1,051	—	—	—	—	1,051

Balance at 31 December 2017		14,929	47	—	2,595	8,823	26,394

Impact on initial application of IFRS 15		—	—	—	—	461	461
Impact on initial application of IFRS 9		—	(13)	93	—	13	93

Adjusted balance at 1 January 2018 (Note)		14,929	34	93	2,595	9,297	26,948

Changes in equity for 2018:

Total comprehensive income for the year		—	22	8	—	1,803	1,833
Dividends approved in respect of the previous year	49(b)	—	—	—	—	(1,009)	(1,009)
Appropriations to reserves		—	—	—	221	(221)	—
Issuance of shares	48(ii)	10,470	—	—	—	—	10,470

Balance at 31 December 2018		25,399	56	101	2,816	9,870	38,242

Note:

The Company has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated.

60	BENEFITS AND INTERESTS OF DIRECTORS AND SUPERVISORS

(a)	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended 31 December 2018 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees RMB’000	Salaries, wages and welfare RMB’000	Housing allowance RMB’000	Employer’s contribution to a retirement benefit scheme RMB’000	Remunerations paid or receivable in respect of accepting office as director or supervisor RMB’000	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking RMB’000	Total RMB’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i) & (vii))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi (Note (ii))	—	84	—	12	—	—	96
Mao Juan	—	658	—	124	—	—	782

Independent non-executive directors
Tan Jin Song	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (viii))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (viii))	60	—	—	—	—	—	60

60	BENEFITS AND INTERESTS OF DIRECTORS AND SUPERVISORS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended 31 December 2017 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
Name	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Yuan Xin An (Note (i) & (iii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (iii))	—	—	—	—	—	—	—

Executive directors
Wang Chang Shun (Note (i) & (vi))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (iii))	—	812	—	123	—	—	935

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	901	—	126	—	—	1,027
Zhang Wei (Note (i) & (iii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (iii) & (v))	—	—	—	—	—	—	—
Wu De Ming (Note (iii))	—	419	—	127	—	—	546
Mao Juan (Note (iv))	—	324	—	120	—	—	444

Independent non-executive directors
Ning Xiang Dong (Note (iii))	150	—	—	—	—	—	150
Liu Chang Le (Note (iii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (iii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (iv))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (iv))	—	—	—	—	—	—	—

60	BENEFITS AND INTERESTS OF DIRECTORS AND SUPERVISORS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Notes:

(i)

These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)

Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since 1 February 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)	Resigned on 20 December 2017.
(iv)	Appointed on 20 December 2017.
(v)

Ms. Yang Yi Hua retired in September 2015, while still served as supervisor before 20 December 2017. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since September 2015.

(vi)	Mr. Wang Chang Shun was a non-executive director of the Company before 20 December 2017 and was appointed to be the executive director since 20 December 2017.
(vii)	Mr. Tan Wan Geng was an executive director of the Company before 30 November 2018, and resigned from the Company on 30 November 2018.
(viii)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.

(b)	Directors’ and supervisors’ termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2018 (2017: Nil).

(c)	Consideration provided to third parties for making available directors’ and supervisors’ services

For the year ended 31 December 2018, the Group did not pay consideration to any third parties for making available directors’ and supervisors’ services (2017: Nil).

(d)	Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2018, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2017: Nil).

(e)	Directors’ and supervisors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2017: Nil).

61	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2018

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2018 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 16, Leases	1 January 2019
IFRIC 23, Uncertainty over income tax treatments	1 January 2019
Annual Improvements to IFRSs 2015-2017 Cycle	1 January 2019
Amendments to IAS 28, Long-term interest in associates and joint ventures	1 January 2019
Amendments to IFRS 9, Prepayment features with negative compensation	1 January 2019

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far the Group has identified some aspects of the IFRS 16 which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below.

61	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2018 (continued)

IFRS 16, Leases

Currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the consolidated income statement over the period of the lease.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. As allowed by IFRS 16, the Group decides to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Group will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application.

The Group decides to elect to use the modified retrospective approach for the adoption of IFRS 16 and will recognise the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019 and will not restate the comparative information. The Group will also apply IFRS 16’s low-value and short-term exemptions prospectively.

The Group has substantially completed an assessment on the impact of IFRS 16. Based on information currently available, excluding the impact from its associates’ and joint ventures’ initial application of IFRS 16, as well as the overall impact on deferred tax, the Group expects to recognise right-of-use assets and lease liabilities of approximately RMB44,000 million and RMB48,000 million respectively on 1 January 2019. The actual impact upon the initial adoption of this standard, however, may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ending 30 June 2019.

Supplementary Financial Information

For the year ended 31 December 2018

(Prepared in accordance with PRC Accounting Standard)

CONDENSED CONSOLIDATED INCOME STATEMENT

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2018	2017
	RMB million	RMB million
Revenue	143,623	127,489
Less: Operating costs	128,613	111,687
Taxes and surcharges	272	217
Selling and distribution expenses	7,086	6,967
General and administrative expenses	3,736	3,426
Research and development expenses	221	173
Finance expenses	5,108	1,121
Including: Interest expenses	3,202	2,747
Interest income	125	89
Impairment loss	12	442
Credit loss	3	—
Add: Other income	4,320	3,058
Investment income	483	625
Including: Income from investment in associates and joint ventures	463	519
Gain/(Loss) on fair value movement	12	(64)
Gain on assets disposals	622	1,006

Operating profit	4,009	8,081
Add: Non-operating income	849	886
Less: Non-operating expenses	371	169

Profit before income tax	4,487	8,798
Less: Income tax	1,031	1,965

Net profit for the year	3,456	6,833

(1) Net profit classified by continuity of operations:
– Net profit from continuing operations	3,456	6,833
– Net profit from discontinued operations	—	—

(2) Net profit classified by ownership:
– Shareholders of the Company	2,983	5,914
– Non-controlling interests	473	919

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 December 2018	31 December 2017
	RMB million	RMB million
Assets
Total current assets	24,072	17,884
Long-term equity investments	5,992	4,045
Fixed assets and construction in progress	207,920	188,448
Intangible assets and other non-current assets	7,022	6,208
Deferred tax assets	1,574	1,698
Derivative financial instruments	75	46

Total assets	246,655	218,329

Liabilities and equity
Current liabilities	83,687	69,577
Deferred tax liabilities	668	572
Other non-current liabilities	84,117	86,015

Total liabilities	168,472	156,164

Total equity attributable to equity shareholders of the Company	65,003	49,594
Non-controlling interests	13,180	12,571

Total equity	78,183	62,165

Total liabilities and equity	246,655	218,329

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		2018	2017
	Note	RMB million	RMB million
Amounts under PRC GAAP		2,983	5,914
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(124)	47
Government grants	(b)	1	21
Adjustments arising from the Company’s business combination under common control	(c)	—	8
Tax impact of the above adjustments		31	(11)
Effect of the above adjustments on non-controlling interests		4	(18)

Amounts under IFRSs		2,895	5,961

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2018	2017
	Note	RMB million	RMB million
Amounts under PRC GAAP		65,003	49,594
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	72	196
Government grants	(b)	(7)	(8)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Tax impact of the above adjustments		(16)	(47)
Effect of the above adjustments on non-controlling interests		(32)	(36)

Amounts under IFRSs		65,257	49,936

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

Five Year Summary

For the year ended 31 December 2018

(Prepared	in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December
	2018		2017		2016		2015		2014
	RMB million		RMB million		RMB million		RMB million		RMB million
Operating revenue		143,623		127,806		114,981		111,652		108,584
Operating expenses		(140,242)		(123,098)		(106,204)		(101,492)		(106,026)
Other net income		5,438		4,448		3,835		3,278		2,190
Operating profit		8,819		9,156		12,612		13,438		4,748
Interest income		125		89		89		253		376
Interest expense		(3,202)		(2,747)		(2,465)		(2,188)		(2,193)
Share of associates’ results		263		431		509		460		261
Share of joint ventures’ results		200		99		102		108		140
Exchange (loss)/gain, net		(1,853)		1,801		(3,276)		(5,953)		(292)
Other non-operating income		12		45		90		—		26

Profit before income tax		4,364		8,874		7,661		6,118		3,066
Income tax		(1,000)		(1,976)		(1,763)		(1,300)		(668)

Profit for the year		3,364		6,898		5,898		4,818		2,398

Profit attributable to:
Equity shareholders of the Company		2,895		5,961		5,044		3,736		1,777
Non-controlling interests		469		937		854		1,082		621

Profit for the year		3,364		6,898		5,898		4,818		2,398

Earnings per share
Basic and diluted	RMB	0.27	RMB	0.60	RMB	0.51	RMB	0.38	RMB	0.18

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	As at 31 December
	2018	2017	2016	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	222,877	200,834	186,678	171,876	162,147
Net current liabilities	59,615	51,693	54,168	51,422	26,545
Non-current liabilities	84,793	86,598	77,534	70,830	91,109
Total equity attributable to equity shareholders of the Company	65,257	49,936	43,456	39,045	35,748
Non-controlling interests	13,212	12,607	11,520	10,579	8,745